UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Banco Santander (Brasil) S.A.

and its subsidiaries

Interim Consolidated Financial Statements

at March 31, 2018

and independent auditor's report

Independent auditor's report

To the Board of Directors and Stockholders

Banco Santander (Brasil) S.A.

Introduction

We have reviewed the interim consolidated balance sheet of Banco Santander (Brasil) S.A. and its subsidiaries ("Bank") as at March 31, 2018, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the quarter then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with the International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements referred to above do not present fairly, in all material respects, the financial position of Banco Santander (Brasil) S.A., and its subsidiaries as at March 31, 2018, their consolidated financial performance and its cash flows for the quarter then ended, in accordance with the International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB).

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil 05001-903, Caixa Postal 61005 T: (11) 3674-2000, www.pwc.com/br

Banco Santander (Brasil) S.A.

Other matters

Complementary information - Statements of value added

We have also reviewed the consolidated statements of value added for the quarter ended March 31, 2018, prepared under the responsibility of the management, whose presentation is required by Brazilian Corporate Law by publicly-held companies. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the interim consolidated financial statements taken as a whole.

São Paulo, April 24, 2018

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Edison Arisa Pereira

Accountant CRC 1SP127241/O-0

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED BALANCE SHEETS
Thousands of Brazilian Real

ASSETS	Note	3/31/2018	12/31/2017

Cash and Balances With The Brazilian Central Bank		100,353,089	100,866,081

Financial Assets Held For Trading	3-a	-	52,439,576
Debt instruments		-	34,879,681
Equity instruments		-	489,770
Trading derivatives	17-a	-	17,070,125

Financial Assets Measured At Fair Value Through Profit Or Loss		66,946,367	-
Debt instruments		44,688,771	-
Equity instruments		1,535,010	-
Trading derivatives		20,100,708	-
Loans and advances to customers		621,878	-

Other Financial Assets Measured At Fair Value Through Profit Or Loss	3-a	1,661,552	1,692,057
Debt instruments		1,661,552	1,658,689
Equity instruments		-	33,368

Available-For-Sale Financial Assets	3-a	-	85,823,384
Debt instruments		-	84,716,747
Equity instruments		-	1,106,637

Financial Assets Measured At Fair Value Through Other Comprehensive Income		85,510,509	-
Debt instruments		85,493,227	-
Equity instruments		17,282	-

Held to maturity investments	4-a	-	10,214,454

Loans and Receivables	3-a	-	322,336,767
Loans and amounts due from credit institutions		-	32,300,095
Loans and advances to customers		-	272,420,157
Debt instruments		-	17,616,515

Financial Assets Measured At Amortized Cost	3-a	345,832,956	-
Loans and amounts due from credit institutions		30,545,198	-
Loans and advances to customers		277,004,648	-
Debt instruments		38,283,110	-

Hedging Derivatives	17-a	199,319	192,763

Non-Current Assets Held For Sale	4	1,212,584	1,155,456

Investments in Associates and Joint Ventures	5	928,081	866,564

Tax Assets		29,850,279	28,825,741
Current		4,449,807	4,047,663
Deferred		25,400,472	24,778,078

Other Assets		4,682,675	4,578,270

Tangible Assets	6	6,411,863	6,509,883

Intangible Assets		30,141,023	30,202,043
Goodwill	7-a	28,369,341	28,364,256
Other intangible assets	7-b	1,771,682	1,837,787

Total Assets		673,730,297	645,703,039

The accompanying Notes are an integral part of these financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY	Note	3/31/2018	12/31/2017

Financial Liabilities Held For Trading	8-a	-	49,322,546
Trading derivatives	17-a	-	16,514,154
Short positions	17-a.7	-	32,808,392

Financial Liabilities Measured At Fair Value Through Profit Or Loss		52,004,182	-
Trading derivatives		18,888,192	-
Short positions		33,115,990	-

Financial Liabilities Measured at Amortized Cost	8-a	502,721,707	478,880,704
Deposits from Brazilian Central Bank and deposits from credit institutions		97,757,290	79,374,685
Customer deposits		278,990,382	276,042,141
Marketable debt securities	16	74,758,674	70,247,012
Subordinated liabilities		533,639	519,230
Debt Instruments Eligible to Compose Capital		8,404,082	8,436,901
Other financial liabilities		42,277,640	44,260,735

Hedging Derivatives	17-a	227,237	163,332

Provisions	9-a	14,851,962	13,986,916
Provisions for pension funds and similar obligations		4,015,756	3,923,457
Provisions, judicial and administrative proceedings, commitments and other provisions		10,836,206	10,063,459

Tax Liabilities		8,065,330	8,248,019
Current		5,117,811	5,751,488
Deferred		2,947,519	2,496,531

Other Liabilities		7,463,560	8,013,921

Total Liabilities		585,333,978	558,615,438

Stockholders' Equity	10	88,489,086	87,425,075
Capital		57,000,000	57,000,000
Reserves		30,382,499	28,966,451
Treasury shares		(102,715)	(148,440)
Option for Acquisition of Equity Instrument		(1,017,000)	(1,017,000)
Profit for the period attributable to the Parent		2,826,302	8,924,064
Less: Dividends and remuneration		(600,000)	(6,300,000)

Other Comprehensive Income		(568,601)	(774,368)

Stockholders' Equity Attributable to the Parent		87,920,485	86,650,707

Non - Controlling Interests		475,834	436,894

Total Stockholders' Equity		88,396,319	87,087,601
Total Liabilities and Stockholders' Equity		673,730,297	645,703,039

The accompanying Notes are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED INCOME STATEMENTS
Thousands of Brazilian Real, except for per share data
	Note	1/01 to 3/31/2018	1/01 to 3/31/2017

Interest and similar income		17,041,038	19,123,901
Interest expense and similar charges		(7,221,578)	(10,899,863)
Net Interest Income		9,819,460	8,224,038
Income from equity instruments		13,512	10,491
Income from companies accounted by the equity method	5	3,377	5,444
Fee and commission income		4,250,044	3,738,169
Fee and commission expense		(794,795)	(702,131)
Gains (losses) on financial assets and liabilities (net)		17,454	1,334,832
Financial assets held for trading		101,739	1,313,819
Other financial instruments measured at fair value through profit or loss		(2,251)	53,214
Financial instruments not measured at fair value through profit or loss		16,394	(68,928)
Other		(98,428)	36,727
Exchange differences (net)		52,024	509,496
Other operating income (expense)		(171,875)	(102,409)
Total Income		13,189,201	13,017,930
Administrative expenses		(4,064,911)	(3,852,742)
Personnel expenses	12-a	(2,284,775)	(2,157,822)
Other administrative expenses	12-b	(1,780,136)	(1,694,920)
Depreciation and amortization		(431,989)	(398,763)
Tangible assets	6-a	(302,095)	(291,978)
Intangible assets	7-b	(129,894)	(106,785)
Provisions (net)	9	(740,792)	(975,182)
Impairment losses on financial assets (net)		(3,020,807)	(3,285,397)
Loans and receivables	3-b.2	-	(3,285,854)
Financial Assets Measured At Amortized Cost		(3,020,483)	-
Gains (losses) due to derecognition of financial assets measured at amortized cost		(324)	457
Impairment losses on other assets (net)		(62,200)	(42,057)
Other assets		(62,200)	(42,057)
Gains (losses) on disposal of assets not classified as non-current assets held for sale		(6,634)	(2,105)
Gains (losses) on non-current assets held for sale not classified as discontinued operations		3,734	(121,013)
Operating Income Before Tax		4,865,602	4,340,671
Income taxes	12	(1,993,926)	(2,332,858)
Consolidated Net income for the period		2,871,676	2,007,813
Profit attributable to the Parent		2,826,302	1,961,763
Profit attributable to non-controlling interests		45,374	46,050

Earnings Per Share (Brazilian Real)
Basic earnings per 1,000 shares (Brazilian Real)
Common shares	358.53	248.82
Preferred shares	394.39	273.70
Diluted earnings per 1,000 shares (Brazilian Real)
Common shares	358.52	248.57
Preferred shares	394.37	273.42
Net Profit attributable - Basic (Brazilian Real)
Common shares	1,371,936	952,271
Preferred shares	1,454,366	1,009,492
Net Profit attributable - Diluted (Brazilian Real)
Common shares	1,371,935	952,253
Preferred shares	1,454,367	1,009,510

Weighted average shares outstanding (in thousands) - basic
Common shares	3,826,510	3,827,213
Preferred shares	3,687,651	3,688,354
Weighted average shares outstanding (in thousands) - diluted
Common shares	3,826,702	3,830,956
Preferred shares	3,687,843	3,692,097

The accompanying Notes are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Thousands of Brazilian Real
	Note	1/01 to 3/31/2018	1/01 to 3/31/2017

Consolidated Profit for the Period		2,871,676	2,007,813

Other Comprehensive Income that will be subsequently reclassified for profit or loss when specific conditions are met:		508,161	1,089,937

Available-for-sale financial assets		338,159	1,011,759
Financial Assets Measured At Fair Value Through Other Comprehensive Income		212,308	-
Valuation adjustments - Gains / (Losses)		-	1,653,960
Gains / (Losses) on financial assets previously classified as available-for-sale and reclassified to the income statement (net)		(2,251)	-
Gains / (Losses) on financial assets previously classified as available-for-sale and reclassified to reserves (net)		296,802	-
Amounts transferred to income statement		-	53,214
Income taxes		(168,700)	(695,415)

Cash flow hedges		170,002	78,178
Valuation adjustments		311,212	144,955
Amounts transferred to income statement		-	467
Income taxes		(141,210)	(67,244)

Defined Benefits plan		(5,592)	-
Defined Benefits plan		(50)	-
Income taxes		(5,542)	-

Total Comprehensive Income		3,374,245	3,097,750

Attributable to the parent		3,328,871	3,051,700
Attributable to non-controlling interests		45,374	46,050
Total		3,374,245	3,097,750

The accompanying Notes are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Thousands of Brazilian Real

		Stockholders´ Equity Attributable to the Parent												Non-controlling Interests	Total Stockholders´ Equity
									Other Comprehensive Income
	Note	Share Capital	Reserves	Treasury shares	Option for Acquisition of Equity Instrument	Profit Attributed to the Parent	Dividends and Remuneration	Stockholders´ Equity Attributable to the Parent	Available-for-sale Financial Assets	Defined Benefits plan	Translation adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total Stockholders´ Equity Attributable to the Parent
Balances at December 31, 2016		57,000,000	27,881,326	(514,034)	(1,017,000)	7,334,563	(5,250,000)	85,434,855	666,190	(2,083,477)	859,370	(789,883)	84,087,055	725,504	84,812,559
		-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total comprehensive income		-	-	-	-	1,961,763	-	1,961,763	1,011,759	-	-	78,178	3,051,700	46,050	3,097,750
Appropriation of net profit		-	7,334,563	-	-	(7,334,563)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital	10-b	-	(5,250,000)	-	-	-	5,250,000	-	-	-	-	-	-	-	-
Share based compensation		-	(34,262)	-	-	-	-	(34,262)	-	-	-	-	(34,262)	-	(34,262)
Treasury shares	10-c	-	-	77,443	-	-	-	77,443	-	-	-	-	77,443	-	77,443
Treasury shares income	10-c	-	(944)	-	-	-	-	(944)	-	-	-	-	(944)	-	(944)
Capital restructuring	10-c	-	-	(12)	-	-	-	(12)	-	-	-	-	(12)	-	(12)
Other		-	7,484	-	,	-	-	7,484	-	-	-	-	7,484	(6,926)	558
Balances at March 31, 2017		57,000,000	29,938,167	(436,603)	(1,017,000)	1,961,763	-	87,446,327	1,677,949	(2,083,477)	859,370	(711,705)	87,188,464	764,628	87,953,092

Balances at December 31, 2017	1-2.i	57,000,000	28,966,451	(148,440)	(1,017,000)	8,924,064	(6,300,000)	87,425,075	1,813,574	(2,704,380)	859,370	(742,932)	86,650,707	436,894	87,087,601
Effects of IFRS 9 first adoption (note 1)	1	-	(1,245,023)	-	-	-	-	(1,245,023)	(296,802)	-	-	-	(1,541,825)	-	(1,541,825)
Balances at January 1, 2018	1-2i	57,000,000	27,721,428	(148,440)	(1,017,000)	8,924,064	(6,300,000)	86,180,052	1,516,772	(2,704,380)	859,370	(742,932)	85,108,882	436,894	85,545,776

Total comprehensive income		-	-	-	-	2,826,302	-	2,826,302	338,159	(5,592)	-	170,002	3,328,871	45,374	3,374,245
Appropriation of net profit		-	8,924,064	-	-	(8,924,064)	-	-	-	-	-	-	-	-	-
Option for Acquisition of Equity Instrument		-	106,440	-	-	-	-	106,440	-	-	-	-	104.440	(106,440)	-
Dividends and interest on capital	10-b	-	(6,300,000)	-	-	-	5,700,000	(600,000)	-	-	-	-	(600,000)	-	(600,000)
Share based compensation		-	(65,154)	-	-	-	-	(65,154)	-	-	-	-	(65,154)	-	(65,154)
Treasury shares	10-c	-	-	45,737	-	-	-	45,737	-	-	-	-	45,737	-	45,737
Treasury shares income	10-c	-	-	(12)	-	-	-	(12)	-	-	-	-	(12)	-	(12)
Capital restructuring	10-c	-	4,016	-	-	-	-	4,016	-	-	-	-	4,016	-	4,016
Other		-	(8,295)	-	-	-	-	(8,295)	-	-	-	-	(8,295)	100,006	91,711
Balances at March 31, 2018		57,000,000	30,382,499	(102,715)	(1,017,000)	2,826,302	(600,000)	88,489,086	1,854,931	(2,709,972)	859,370	(572,930)	87,920,485	475,834	88,396,319

The accompanying Notes are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED CASH FLOW STATEMENTS
Thousands of Brazilian Real
	Note	1/01 to 3/31/2018	1/01 to 3/31/2017
1. Cash Flows From Operating Activities
Consolidated Net income for the period		2,871,676	2,007,813
Adjustments to profit		4,574,025	5,790,117
Depreciation of tangible assets	6-a	302,095	291,978
Amortization of intangible assets	7-b	129,894	106,785
Impairment losses on other assets (net)		62,200	42,057
Provisions and Impairment losses on financial assets (net)		3,761,599	4,260,579
Net Gains (losses) on disposal of tangible assets, investments and non-current assets held for sale		2,900	123,118
Income from companies accounted by the equity method	5-a	(3,377)	(5,444)
Changes in deferred tax assets and liabilities		422,888	1,013,326
Monetary Adjustment of Escrow Deposits		(138,046)	(146,357)
Recoverable Taxes		(50,352)	(90,399)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		114	129,509
Effects of Changes in Foreign Exchange Rates on Assets and Liabilities		86,199	-
Other		(2,089)	64,965
Net (increase) decrease in operating assets		(31,506,933)	8,749,440
Balance with the Brazilian Central Bank		6,673,070	7,752,422
Financial assets held for trading		-	7,267,382
Financial Assets Measured At Fair Value Through Profit Or Loss		(12,896,766)	-
Other Financial Assets Measured At Fair Value Through Profit Or Loss		30,181	(75,062)
Available-for-sale financial assets		-	(4,856,973)
Financial Assets Measured At Fair Value Through Other Comprehensive Income		(4,707,457)	-
Loans and receivables		-	(3,508,125)
Financial Assets Measured At Amortized Cost		(21,052,824)	-
Held to maturity investments		-	467,875
Other assets		446,863	1,701,921
Net increase (decrease) in operating liabilities		27,210,482	2,655,567
Financial liabilities held for trading		-	(2,077,908)
Financial Liabilities Measured At Fair Value Through Profit Or Loss		2,681,636	-
Financial liabilities at amortized cost		24,131,021	5,528,282
Other liabilities		397,825	(794,807)
Tax paid		(2,014,665)	(247,792)
Total net cash flows from operating activities (1)		1,134,585	18,955,145

2. Cash Flows From Investing Activities
Investments		(634,247)	(325,007)
Capital increase in Investments in associates and Joint Ventures	5-b	-	(2,408)
Acquisition of subsidiary, less net cash on acquisition		(111,224)	-
Tangible assets	6	(262,607)	(175,006)
Intangible assets		(260,416)	(147,593)
Disposal		81,948	76,591
Tangible assets		2,045	4,450
Non-Current Assets Held For Sale		54,045	26,959
Dividends and interest on capital received		25,858	45,182
Total net cash flows from investing activities (2)		(552,299)	(248,416)

3. Cash Flows From Financing Activities
Acquisition of own shares		45,737	77,443
Issuance of other long-term liabilities	8-b.3	17,228,812	10,002,848
Dividends paid and interest on capital		(4,434,827)	(4,200,977)
Payments of other long-term liabilities	8-b.3	(13,904,931)	(22,799,908)
Payments of Debt Instruments Eligible to Compose Capital	8-b.5	(224,053)	(225,428)
Net increase (decrease) in non-controlling interests		(369)	57
Capital Increase in Subsidiaries, by Non - Controlling Interests		48,000	-
Total net cash flows from financing activities (3)		(1,241,631)	(17,145,965)
Exchange variation on Cash and Cash Equivalents (4)		(114)	(129,509)
Net Increase (decrease) in Cash (1+2+3+4)		(659,459)	1,431,255

Cash and cash equivalents at the beginning of the period		22,670,902	18,129,581
Cash and cash equivalents at the end of the period		22,011,443	19,560,836

Cash and cash equivalents components
Cash		11,402,947	4,371,097
Loans and other		10,608,496	15,189,739
Total of cash and cash equivalents		22,011,443	19,560,836

Non-cash transactions
Foreclosure loans and other assets transferred to non-current assets held for sale		109,446	19,025
Dividends and interest on capital declared but not paid	10-b	510,000	-

Supplemental information
Interest received		16,917,073	19,272,851
Interest paid		7,998,951	11,214,234

The accompanying Notes are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Amounts in thousands of Brazilian Real - R$, unless otherwise stated

1. General information, basis of presentation of the consolidated interim financial statements and other information

a) General information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), directly and indirectly controlled by Banco Santander, S.A., based in Spain (Banco Santander Spain), is the lead institution of the Financial and Prudential Group (Conglomerate Santander) under the authority of the Brazilian Central Bank (Bacen), established as a corporation, with its head office at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 - A Block - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple service bank, conducting its operations by means of portfolios such as commercial, investment, lending and financing, mortgage lending, leasing, credit card operations and foreign exchange. Through its subsidiaries, the Bank also operates in the means of payment business, leasing, buying club management and securities, insurance brokerage operations, capitalization and pension plan. The Bank's activities are conducted within the context of a group of institutions that operate on an integrated basis in the financial market. The corresponding benefits and costs of providing services are absorbed between them, they are conducted in the normal course of business and under commutative conditions.

The Board of Directors authorized the issuance of the Financial Statements for the three-month period ended on March 31, 2018, at the meeting held on April 24, 2018.

b) Basis of presentation of the consolidated interim financial statements

These consolidated interim financial statements were prepared and are presented in accordance with IAS 34, Interim Financial Reporting, as part of the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and the interpretations issued by the IFRS Interpretations Committee (Current name of IFRIC) (IFRS).

In accordance with IAS 34, the interim financial information is intended only to provide an update on the content of the latest consolidated financial statements authorized for issue, focusing on new activities, events and circumstances occurred during the period, rather than duplicating information reported in the consolidated financial statements previously presented. Accordingly, these interim financial statements do not include all the information required for consolidated financial statements prepared under IFRS as issued by the IASB. To properly understand the information in these interim financial statements, it should be read together with the Bank’s consolidated financial statements for the year ended December 31, 2017. The same accounting policies and methods of computation are followed in the interim financial statements as compared the most recent annual financial statements.

Adoption of new standards and interpretations

The Bank has adopted the new rules and interpretations which came into force since January 1, 2018. The following rule is applicable to the Bank:

•  IFRS 9 – Financial Instruments: issued in its original format in July 2014, the IASB - International Accounting Standards Board approved the IFRS 9, which replaces the IAS 39 Financial Instruments, according to the guidelines arising from the G-20 (group composed by the finance ministers and presidents ot the Central Banks from 19 of the largest economies in the world and the Europe Union) meeting, held in April 2009, establishing the financial instruments recognition and measurement, impairment evaluation and hedge accounting requirements.

i. Transition

The changes in the accounting practices resulting from the IFRS 9 adoption were applied prospectively. The differences of the financial assets and liabilities balances derived from the IFRS 9 adoption were registered in the accumulated profits and reserves on January 1, 2018. That way, the information disclosed in 2017 reflects the IAS 39 requirements, therefore, the following notes to financial statements are necessary to understand the differences related to the information from the same period of 2018.

ii. Financial assets and liabilities

Initial recognition and measurement

The Bank recognizes initially the loans and advances, deposits, debt instruments issued and subordinated liabilities at the date of origin.
All other financial instruments (including regular financial assets purchases and sales) are recognized at the date of trade which corresponds to when the Bank became part on the agreement.
A financial asset or liability is measured initially at fair value, added, in the case of an item not measured at fair value, by transaction cost directly attributable to its acquisition or issuance.

iii. Classification

Financial assets

On the initial recognition a financial asset is classified as measured at amortized cost, fair value through other comprehensive income and fair value through profit or loss.

A financial asset is measured at amortized cost if the following conditions are met and if it is not classified as measured at fair value through profit and loss:

• The asset is held in a business model which its purpose is to hold assets in order to collect their cash flows; and

• The agreement terms of the financial asset generate, in specific dates, cash flows which referred exclusively to the payment of principal and interests.

A debt instrument is measured at fair value through other comprehensive income (FVOCI) if the following conditions are met and if it is not classified as measured at fair value through profit and loss:

• The asset is held in a business model which its purpose is to hold assets in order to collect their cash flows and the disposal of financial assets; and

• The agreement terms of the financial asset generate, in specific dates, cash flows which referred exclusively to the payment of principal and interests.

On the initial recognition of an equity instrument not held for trading, the Bank may choose in an irrevocable way to disclose the subsequent fair value changes in Other Comprehensive Income (OCI). This option is made considering each investment individually and it was not used by the Bank.

All other financial assets are classified as measured at fair value through profit and loss (FVPL). Besides that, on the initial recognition, the Bank may irrevocably classify as measured at fair value through profit and loss a financial asset which, in other way, meet the requirements to be measured at amortized cost or at fair value through other comprehensive income if this classification eliminates or reduces substantially an accounting mismatch that could ever exist. This option was not used by the Bank.

iv. Business model evaluation

The Bank evaluates the purpose of its business models in which the assets are held in the portfolio level to evaluate the way the business is managed, and information are provided to the Management. The information considered are:

• Defined policies and goals to the portfolio and the application of such policies. Highlighting, if the Management strategy is focused on to receive contractual interest income, to maintain a specific interest rate profile,or to adequate the assets duration;

• How the portfolio performance is evaluated and how it is reported to the Bank Management;

• The risks that affects the business model performance (and financial assets held in that business model) and how those risks are managed;

• How the business managers are compensated – for example – if the compensation is related to the fair value of the assets or in the contractual cash flows received;

• The frequency, volume and the moment of the sales in previous periods, the reason of such sales and their expectation over future sales. The information regarding sales activity are not considered isolated, but as part of a general evaluation of how the goal defined by the Bank to manage the financial assets is being achieved.

The financial assets held for trading or managed, which performance is evaluated based on the fair value, are measured at fair value through profit and loss once they are not held to receive the contractual cash flows nor to receive the contractual cash flows and financial assets sale.

v. Evaluation to determine if the contractual cash flows refer exclusively to principal and interest payments

For the purpose of this evaluation it is defined as “principal” the fair value of financial asset on the initial recognition. It is defined as “interests” the consideration for the value of the currency in time and for the credit risk associated to the amount of principal during a specific period and for other risks and loans basic costs (for example, liquidity risk and administrative costs) as well as for the profit margin.
Evaluating if the contractual cash flows refer exclusively to the payment of principal and interests, the Bank considers the contractual terms of the instrument. It includes evaluate whether the financial asset contains a contractual term that could change its deadline or the contractual cash flow in a way that it would not meet this condition. When carrying out the evaluation, the Bank considers:

• contingent events that could change the cash flows amount and deadline;
• leverage;
• prepayment deadlines and extension;
• terms that limit the Bank rights over the cash flows; and
• resources that modify the consideration of the currency value in time - for example, periodic readjustment of interest rates.

vi. Reclassification of the Financial Assets Categories

Financial assets are not reclassified subsequent to their initial recognition, except in the period after the Bank changes its business model to manage its financial assets.

vii. Financial assets write-off

The Bank writes-off a financial asset when the asset´s contractual cash flow expires or when the Bank transfers the rights to receive the contractual cash flow in a transaction which essentially all risks and benefits of the financial asset property are transferred or that the Bank does not transfer nor keep substantially all risks and benefits of the financial asset property and does not control it.

In the event of a financial asset written-off, the difference between the book value of the asset (or the book value allocated to the part of the asset written-off) the sum (i) of the payments received (including any other obtained asset, deducted by any liability assumed) and (ii) possible gains or losses accumulated recognized in “Other comprehensive income” is registered in the income statement.

From the adoption date of the IFRS, aforementioned, possible gains/losses accumulated and recognized in “Other comprehensive income” related to the equity instruments designated at fair value through other comprehensive income are not registered in the income statement through write-off of such instruments.

The Bank carries out transfer operations of assets recognized in its financial statement but keep all or substantially all risks and benefits of the assets transferred or part of them. In this case, the transferred assets are not written-off. Examples of such operations include assignments of loan portfolios with substantial retention of risks and benefits.

Transfer operations which the Bank does not maintain or transfer substantially all risks and benefits of a financial asset property or retain its control, the Bank continues to recognize the asset in the extent of its continuous involvement, determined by the extent of the its exposure to changes in the asset value transferred.

viii. Financial Liabilities write-off

The Bank writes-off a financial liability when its contractual obligations are extinct, canceled or expired.

ix. Effective interest rate

The effective interest rate is the rate used to discount exclusively the payments or receipts of estimated cash flow during the expected life time of the financial asset or liability to the gross accounting value of a financial asset (that is, its amortized cost before any impairment provision) or the amortized cost of a financial liability. The calculation does not consider expected credit loss and includes transaction costs, premium or discounts and interest rates paid or received that are parties of the effective interest rate, such as origin rates.

1. Changes in the financial assets and liabilities

i. Financial assets

If the terms of a financial asset are modified, the Bank assess if the its cash flows are substantially different. If the cash flows are substantially different, the contractual rights to the cash flows of the original financial asset are considered matured. In this case, the original financial asset is written-off and a new financial asset is recognized at fair value.

ii. Accounting practices applicable from January 1, 2018.

If the cash flow of the modified asset measured at amortized cost are not substantially different, the modification does not result in the write-off of the financial asset. In this case the Bank recalculates the gross accounting value of the financial asset and recognizes the value derived from the adjustments to the accounting value as gain or loss from the modification in the income statement. If a modification of this nature is made due to financial difficulties of the debtor, gains or losses are presented in conjunction with impairment losses. In other cases, they are presented as interest income.

iii. Interest income

The interest income is calculated applying the effective interest rate to the gross book value of the financial assets, except:
(A) Impaired financial assets acquired or originated for those which the effective original interest rate adjusted to credit is applied to the amortized cost of the financial asset.
(B) Impaired financial assets acquired or originated, but posteriorly presented a default event (or “stage 3”), for which the interest income is calculated applying the effective interest rate to the amortized cost net of provision.

iv. Equity instruments

The equity instruments are instruments that comply with the definition of equity in the issuer point of view, that is, instruments that do not have contractual obligation of payment and that highlight residual interest in the issuer’s equity. Examples of equity instruments include common shares.
Usually all equity instruments are measured at fair value through profit and loss, except in cases where the Bank’s Management had chosen, at the moment of the initial recognition, the designation irrevocable for an investment at fair value through other comprehensive income. When the Bank’s policy accepts to designate capital investments as fair value through other comprehensive income when such investments are maintained for other purposes that do not generate investment yield, the fair value gains or losses are recognized in the other comprehensive income and are not subsequently reclassified to income statement, including the asset disposal, this option is not being used by the Bank. The impairment losses (and their reversals) are not registered separately from other fair value changes. Related to the dividends, when they represent a yield from such investments, they continued to be recognized in the income statement with other yields when the Bank have the right to receive payments.
The gains and losses on equity investments at fair value through profit or loss are included in the heading “Financial assets at fair value through profit and loss” in the income statement.

v. Financial liabilities

The Bank writes-off a financial liability when its terms are modified, and the cash flows are substantially different. In this case a new financial liability is recognized at fair value based in the modified terms. The difference between the book value of the extinct financial liability and the new financial liability with modified terms is recognized in the income statement.

vi. Offset

The financial assets and liabilities are offset, and the net value presented in the financial statement when, and only when, the Bank currently has the right to legally offset the amounts and the intention to

Incomes and expenses are presented offset only when it is allowed by IFRS rules or for gains or losses derived from similar group of operations, as in the Bank’s trading activity.

vii. Fair value measurement

The “fair value” corresponds to the price that it would be received in the sale of an asset or payment of a liability in a transaction organized between participants of the market at the date of measurement in the main market or, in its absence, in the most advantageous market which the Bank has access at that date. The fair value of a liability reflects its risk of default.

When it is available, the Bank measures the fair value of an instrument based on the price quoted in an active market for that instrument. The market is considered active if the operations to the asset or liability occurred regularly and with volume enough to provide information about prices in a continuous way.

If there is no quoted price in an active market, the Bank uses evaluation techniques to maximize the use of relevant observable information and minimize the use of not observable information. The technique chosen includes all factors that would be considered by the market participants in the pricing of an operation.

The best evidence of the fair value of a financial instrument, at the initial recognition, correspond to the regular price of operation – that is, the fair value of the consideration paid or received. If the Bank determines that the fair value, at the initial recognition, differs from the operation price and the fair value is not a quoted price in an active market for an identical asset or liability nor based on an evaluation technique which any not observable information are considered irrelevant related to the measurement, the financial instrument will be initially measured at fair value, adjusted to defer the difference between the fair value at the initial recognition and the operation price. This difference is posteriorly reorganized in the income statement properly based on the instrument lifetime, but until the evaluation be fully supported by observable information from the market or until the operation become closed.

If an asset or liability measured at fair value has a purchase or sale price, the Bank measures its assets and long positions at the purchase price and the liabilities and short positions at the sale price.

The fair value of a financial liability with on demand resource (demand deposit, for example) is not inferior to the value to pay on demand, discounted since the date that the payment could be required.

viii. Impairment

The Bank registers impairment provisions of credit expected related to the following financial instruments not measured at fair value through profit and loss:
• financial assets that are debt instruments;
• values to receive of leasing;
• financial warranties contracts issued; and
• loans commitments issued.

No impairment loss is registered for equity instruments.

The Bank measures the loss provisions at a value equal to credit losses during the lifetime, except for the following instruments, for which are registered as credit losses expected for 12 months:
• debt instruments that present low credit risk at the closing date; and
• other financial instruments (except amounts to receive of leasing) in which the credit risk did not substantially increase since their initial recognition.

The allowance for losses of leasing operations are always measured at the value equal to the expected credit loss during their lifetime.

ix. Measurement of expected credit losses

The expected credit losses are a weighted estimate by the credit losses probability. They are measured as follows:

• financial assets not subjected to impairment at the closing date: as the present value of all cash insufficiencies, that is, the difference between the cash flows due and the cash flows that the Bank expects to receive;
• financial assets subjected to impairment at the closing date: as the difference between the gross book value and the present value of estimate cash flows;
• loan commitments to be released: as the present value of the difference between the contractual cash flows due for the Bank in case of the totally usage of the commitment and the cash flows that the Bank expects to receive; and
• financial warranty contracts: expected payments to reimburse the owner deducted by the amount that the Bank expects to recover.

x. Modified assets

If the terms of a financial asset are not renegotiated or modified or an existing financial asset is replaced by a new asset due to financial difficulties of the debtor, it is necessary to evaluate if the financial asset should be written-off and the expected credit losses are measured as follow:

• If the expected restructuring does not result in the write-off of the existing asset, the expected cash flows coming from the financial asset modified are included in the calculation of the cash flow insufficiency of the existing asset.
• If the expected restructuring does not result in the write-off of the existing asset, the expected fair value of the new asset is treated as final cash flow of the existing financial asset at the moment of its written-off.
This amount is included in the calculation of cash insufficiency due to existing financial asset discounted since the estimate date of write-off until the closing date, using the effective interest rate original of the existing financial asset.

xi. Determination of significant increase on the credit risk

In each measurement date of the financial statements the Bank evaluates whether the financial assets measured at amortized cost and the debt financial instruments measured at fair value through other comprehensive income are subjected to impairment, as well as other financial instruments subjected to this evaluation.
A financial asset is “subjected to impairment” when one or more events which impact negatively the future cash flows estimate of the financial asset occurred.
The evidences that the financial asset is subjected to impairment include the following observable information:
• significant financial difficulty of the debtor or issuer;
• delays of its contractual obligations;
• breach of contract, like default or delay;
• the restructuring of a loan or advance by the Group in conditions that the Group does not consider;
• the probability that the debtor goes bankrupt or in a financial reorganization; or
• the disappearance of an active market for securities due to financial difficulties.
A loan that has been renegotiated due to the financial deterioration of the borrower is generally considered as subjected to impairment unless there might be an evidence that the risk of not receiving the contractual cash flow has been significantly reduced and there is no other impairment indicator.

xii. Presentation of expected credit losses in the financial statements

The provisions for expected credit losses are presented in the financial statements as follow:
• financial assets measured at amortized cost: as a deduction on the gross book amount of the assets;
• loans commitments and financial warranty contracts: generally, as a provision; and
• debt instruments measured at fair value through other comprehensive income: no loss provision is registered in the financial statements, because the book amount of such assets corresponds to the fair value.

xiii. Impairment objective evidence

In each closing date, the Bank evaluates the existence of the objective evidence that the financial assets not measured at fair value through profit and loss become impaired. A financial asset or group of financial assets are impaired when objective evidences have shown that the event of loss occurred after the asset’s initial recognition and the event of loss impacted the asset’s future cash flows that could be estimated safely.
Objective evidences that the financial assets are impaired include:
• significative financial difficulty of a debtor or issuer;
• default or arrears by a debtor;
• the restructuring of a loan or advance by the Bank in conditions that the Bank would not consider;
• indication that a debtor or issuer could go bankrupt;
• the disappearing of an active market for a financial asset; or
• observable information related to a group of assets, such as changes in the payment status from the borrowers or issuers in the group, or economic conditions correlated to the group’s default.
A loan that has been renegotiated due to the financial deterioration of the borrower is generally considered as impaired unless there might be an evidence that the risk of not receiving the contractual cash flow has been significantly reduced and there is no other impairment indicator.
All loans and advances and investment securities at amortized cost, individually significant were submitted to an impairment test. Loans and advances and investment securities at amortized cost not considered as individually significant were collectively submitted to the impairment test through the grouping of loans and advances and investment securities at amortized cost with similar characteristics of credit risk.

xiv. Individual or collective evaluation

An individual impairment measurement was based on the Management’s best estimate of the cash flows present value expected to receive. When estimating these cash flows the Management use its judgment related to the financial situation of a debtor and to the net realizable value of any underlying collateral. Each impaired asset was evaluated was evaluated in terms of their merits, since the test strategy and the cash flows estimated considered recoverable were approved by the Credit Risk.

When assessing a need for collective losses provision, the Management considered factors such as credit quality, portfolio size, concentration and economic factors. In order to estimate the provision needed, assumptions were established to define how the inherent losses were modeled and to determine the parameters of necessary information, based on the historic experience and current economic conditions.

xv. Impairment measurement

The impairment losses for assets measured at amortized cost were calculated as the difference between the book value and the present value of the future cash flow estimated, discounted by the asset’s original effective interest rate. The impairment losses for asset measured at Fair Value Through Other Comprehensive Income were calculated as the difference between the book value and the fair value.

xvi. Impairment reversal

For asset measured at amortized cost: If an event occurred after the impairment caused the reduction in the impairment loss value, the reduction will be reverted in the income statement.
For securities measured at Fair Value Through Other Comprehensive Income: If, in a subsequent period, the fair value of a debt security impaired has increased and this event can be reliably linked to an event occurred after the impairment recognition, the impairment loss value reduced was reverted in the income statement; otherwise, any increase in the fair value is recognized in the other comprehensive income.
Any subsequent recovery of the equity instrument fair value classified as available for sale and reduced by impairment was recognized at any time in other comprehensive income.

2. Designation at fair value through profit and loss

Equity conciliation

Equity before IFRS 9 adjustments - 12/31/2017	87,087,601
Allowance for loan losses	(2,149,051)
Provision for contingent liabilities	(674,513)
Re-measurement of assets arising from the new categories	17,806
Interest income	237,867
Deferred tax	1,026,066
Equity after IFRS 9 adjustments - 1/01/2018	85,545,776

3. Values of expected credit losses

Information, assumptions and techniques used in the impairment estimate

i. Classification of financial instruments by stages

The financial instruments portfolio subject to impairment is divided by three levels, based on the stage of each instrument related to credit risk level:
- Stage 1: It is understood that a financial instrument in this phase has not a significant increase in its risk since the initial recognition. The provision for this asset represents the expected loss resulting from possible non-compliance during the next 12 months;
- Stage 2: If it is identified a significant increase in the risk since the initial recognition, without materializing deterioration, the financial instrument will be framed within this stage. In this case, the value related to the provision for expected default losses reflects the estimate loss of the financial instrument residual life. For the evaluation of the significant increase of credit risk, quantitative indicators used in the regular management of credit risk will be used, as well as other qualitative variables, such as the indication of an operation not impairment if it is considered as refinancing operations or operations included in a special agreement; and
- Stage 3: A financial instrument is registered in this stage when it shows effective deterioration signals as a result from one or more events already occurred and that materialize them in a loss. In this case, the value referred to the provision for losses reflected the expected losses by credit risk during the expected residual life of the financial instrument.

ii. Impairment estimate methodology

The expected loss measurement is made through the following factors:
- Exposure at Default (EAD): is the amount of the transaction exposed to credit risk including the ratio of current outstanding balance exposure that could be provided at default. Developed models incorporate hypotheses considering possible modifications in the payment schedule.
- Probability of Default (PD): is the likelihood that a counterparty will fail to meet its obligation to pay principal or interest. For the purposes of IFRS 9, this will consider both PD-12 months, which is the probability of the financial instrument entering default within the next 12 months, and also lifetime PD, which is the probability of the transaction entering into default between the reporting date and the transaction’s residual maturity date. Future information of relevance is considered to be needed to estimate these parameters, according to the standard.
- Loss Given Default (LGD): is the loss produced in the event of default. In other words, this reflects the percentage of exposure that could not be recovered in the event of a default. It depends mainly on the collateral, which is considered as credit risk mitigants associated with each financial asset, and the future cash flows that are expected to be recovered. According to the standard, forward-looking information must be taken into account in the estimation.
- Discount rate: the rate applied to the future cash flows estimated during the expected life of the asset, and which is used to bring it to the present value.
In order to estimate the above parameters, the Bank has applied its experience in developing internal models for parameters calculation both for regulatory and management purposes.

iii. Default definition

The Bank considers that a financial asset is defaulted when:
• it is likely that the debtor will not fully pay its credit obligations to the Bank; or
• the debtor has significant credit obligations to the Bank overdue for more than 90 days as a general rule.
Overdrafts are considered overdue if the client violates a recommended limit or the limit previsouly provided has decreased due to the current outstanding amount.
When assessing whether a debtor is in default, the Bank considers indicators:
• qualitative - for example, violations of restrictive clauses (covenants);
• quantitative - for example, status of past due and non-payment of another obligation of the same issuer to the Bank; and
• based on information collected internally and obtained from external sources.

iv. Allowance for loan losses

The following tables present the reconciliations of the opening and closing balances of the provision for losses. The terms expected credit losses in 12 months, expected credit losses during the useful life and impairment losses are explained above. The comparative values for 12/31/2017 represent the provision for loan losses and reflect the measurement basis in accordance with IAS 39.

Total
Allowance for loan losses - Balance 12/31/2017	18,261,638
Allowance for guarantees - Balance 12/31/2017	312,373
IAS 39 Balance at 12/31/2017	18,574,011
Initial adoption effect of IFRS 9	2,823,564
IFRS 9 Balance at 01/01/2018	21,397,575

As of January 1, 2018, the Allowance for Loan Losses balance segregated by stages was represented by: Stage 1 – 20%, Stage 2 – 15% and Stage 3 – 65%. There have been no significant changes on the segregation for March, 31 2018.

4. Financial assets and liabilities

A. Classification of financial assets and liabilities at the initial adoption of IFRS 9

The table below shows the financial assets classified in accordance with IAS 39 and the new measurement categories in accordance with IFRS 9.

IFRS 9 adoption first adoption effects on the Financial Assets and Liabilities (In R$ Millions)		Original classification in accordance with IAS 39	Balance 12/31/2017	Reclassifications	Remeasurement	Balance 01/01/2018	New classification in accordance with IFRS 9
Financial assets	IAS 39	Loans and receivables	322,336,767	321,407,609	-	321,407,609	Amortized cost
				492,429	5,197	497,626	Measured at Fair value through profit and loss
				436,729	(7,179)	429,550	Measured at Fair value through other comprehensive income
		Available-for-sale	85,823,384	4,762,234	3,791	4,766,025	Measured at Amortized cost
				79,954,513	-	79,954,513	Measured at Fair value through other comprehensive income
				1,106,637	15,997	1,122,634	Measured at Fair value through profit and loss
		Held to maturity investments	10,214,454	10,214,454	-	10,214,454	Measured at Amortized cost
		Held for trading	52,439,576	52,439,576	-	52,439,576	Measured at Fair value through profit and loss
		Other financial assets at fair value through profit and loss	1,692,057	1,692,057	-	1,692,057	Other financial assets measured at fair value through profit and loss
	IFRS 9	N/A	-	(336,384,297)	(3,791)	(336,388,088)	Measured at Amortized cost
		N/A	-	(54,038,642)	(21,194)	(54,059,836)	Measured at Fair value through profit and loss
		N/A	-	(80,391,242)	7,179	(80,384,063)	Measured at Fair value through other comprehensive income
		N/A	-	(1,692,057)	-	(1,692,057)	Other financial assets measured at fair value through profit and loss
Total			472,506,238	-	17,806	(472,524,044)

Financial liabilities	IAS 39 / IFRS 9	Held for trading	49,322,546	-	-	49,322,546	Held for trading
		Amortized cost	478,880,704	-	-	478,880,704	Measured at Amortized cost
Total			528,203,250	-	-	528,203,250

The table below shows the effects of the reclassification of financial assets and liabilities from IAS 39 categories to amortized cost category in accordance with IFRS 9.

From financial assets available for sale in accordance with IAS 39
Fair value on december 31, 2017							85,823,384
Gain (loss) of the fair value that can be recognized during 2017 in the comprehensive income if the financial asset is not reclassified (in thousands of reais)							3,791

The following table analyzes the impact, net of taxes, of the transition to IFRS 9 in reserves at the Stockholders Equity. There is no impact on other components of equity. (a)

							Em R$ Millions
Stockholders Equity - Reserves							Impact of IFRS 9 adoption on January 1, 2018
Final balance in accordance with IAS 39 (December 31, 2017)							28,966,451
Re-measurement of the allowance for loan losses for Financial Assets previously classified as Loans and Receivables in accordance with the IAS 39							(1,290,521)
Re-measurement due to the reclassification of Available-for-Sale Financial Assets to Financial Assets Measured at Amortized Cost							2,275
Re-measurement due to the reclassification of Financial Assets previously classified as Loans and Receivables to Financial Assets measured at Fair Value through Profit and Loss							3,118
Re-measurement due to the recognition of expected credit losses under IFRS 9 for Financial Assets measured at Fair Value through Other Comprehensive Income							(4,307)
Re-measurement due to the reclassification of Available-for-Sale Financial Assets to Financial Assets Measured at Fair Value Through Profit or Loss							9,598
Effects of the reclassification of Available-for-Sale Financial Assets to Financial Assets measured at Fair Value through Profit and Loss							296,802
Re-measurement of contingent liabilities							(404,708)
Other							142,720
Opening balance in accordance with IFRS 9 (January 1, 2018)							27,721,428

The following table reconciles:
In millions of reais	12/31/2017 (IAS 39 / IAS 37)	Remeasurement	01/01/2018 (IFRS 9)
Loans and receivables and held to maturity securities in accordance with IAS 39 or financial assets at amortized cost in accordance with IFRS 9 (including cash and cash equivalents, loans and advances to banks and loans and advances to customers)	15,478,071	2,135,020	17,613,091
Available for sale debt securities in accordance with IAS 39, reclassified to amortized cost in accordance with IFRS 9	2,783,567	-	2,783,567
Contingent liabilities	-	674,513	674,513
Allowance for guarantee contracts	312,373	14,031	326,404
Total	18,574,011	2,823,564	21,397,575

Revenue from Customers Contracts :

• IFRS 15 - The standard was issued in May 2014 and applies to an annual reporting period beginning on January 1, 2018. This standard specifies how and when an entity will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides five basic principles to be applied to all contracts with customers, which are: i) identify the contract with the customer; ii) identify the implementing obligations under the contract; iii) determine the transaction price; iv) allocate the transaction price to performance obligations; and v) recognize revenue at the moment (or the extent to which) the entity carrying out an obligation of execution.

The IFRS 15’s basic principle consists in the fact that an entity recognizes revenues to describe the transference of products or services rendered to clients using the value that reflects the consideration which the entity expects to receive in return of such products or services rendered. An entity recognizes revenues according to this basic principle through the following steps:

Step 1: To identify the contract(s) with a client – a contract is the agreement between two or more parties which creates feasible rights and obligations. The IFRS 15’s requirements are applied to every contract signed with a client and which is according to specific criteria.

Step 2: To identify the performance obligations in the contract – a contract includes promises of products transfer or services to a client. If theses products or services are different, the promises become performance obligations and they are registered separately.

Step 3: To determine the transaction price - the transaction price is the value of the contract´s consideration which an entity expects to receive in return of the products transfer or services rendered to a client.

Step 4: To allocate the transaction price into the performance obligation of the contract – an entity normally allocates the transaction price into each performance obligation based on the individual sales price related to each good or service promised in contract.

Step 5: To recognize the revenue when (or as) the entity meets a performance obligation – an entity recognizes revenues when (or as) it meets an performance obligation due to the good transferred or service rendered to a client. The amount of revenue recognized is the value allocate to the performance obligation met.

After the analysis on the commissions/fees applied by the Banco Santander versus the new IFRS 15 concepts, it was possible to conclude that there were no significant impact on the revenues current recognized.

Annual Improvements of IFRS

2015-2017 cycle (Public Consultation) - The issues included in this cycle are: IAS 12 Income Taxes, IAS 23 Borrowing Costs and IFRS 9 Financial Instruments and IAS 28 Investments in Associates and Joint Ventures.

IAS 12 - Income Taxes - The issue relates to the presentation of income tax consequences of payments on, and issuing costs of, financial instruments that are classified as equity, ie whether an entity recognizes the relevant income tax consequences directly in equity or in profit or loss.

IAS 23 - Borrowing Costs - Clarify whether an entity transfers specific borrowings to the general borrowings pool once the construction of a qualifying asset is complete.

Standards and interpretations that will come into force after March 31, 2018

Lastly, at the date of preparation of these consolidated financial statements, the following standards and interpretations which effectively come into force after March 31, 2018 had not yet been adopted by the Bank:

• IFRS 16 – Leasing contracts – Issued in January 2016 with the mandatory enforcement date since January 1st, 2019. This rule contains a new approach for the leasing contracts, which requires from the lessee the assets and liabilities recognition based on the  rights and obligations created by the contract. That way, first the entity shall evaluate whether the contract is or contain a leasing characteristics. The contract is or contain leasing characteristics, if it transmits the right to control the identified asset use in a defined period in return of a consideration.

Effective from January-2019, the Bank is still in the process of analyzing this new rule, looking carefully the new concept of leasing, specially acting as tenant. Acting as lessee, the Bank does not expect great changes.

• IFRS 17 – In May 2017, IASB issues this rule for insurance contracts which its goal is to replace IFRS 4. The enforcement date of IFRS 17 is on January 1st, 2021. The rule´s purpose is to improve the disclosure on the financial statement being one of the main changes the profit recognition during the time that the insurance services are being rendered, evaluating the insurance company´s performance during time.

The possible impacts due to the changes to be applied beggining on april 2018, are under the Bank's analysis, which shall be concluded until the date of enforcement of the rule.
c) Estimates used

The consolidated results and the determination of consolidated equity are influenced by the accounting policies, assumptions, estimates and measurement bases used by the management of the Bank in preparing the consolidated financial statements. The Bank makes estimates and assumptions that affect the reported amounts of assets and liabilities of future periods. All estimates and assumptions required, in conformity with IFRS, are the best estimates undertaken in accordance with the applicable standard.

In the consolidated financial statements estimates were made by the management of the consolidated entities in order to quantify certain assets, liabilities, revenues, expenses, and disclosure notes.

c.1) Critical estimates

The main estimates were discussed in detail for the consolidated financial statements as of December 31, 2017. In the period ended March 31, 2018, there were no significant changes in the estimates made at the end of the year 2017, in addition to those indicated in these interim financial statements, specially those generated because of the IFRS 9.

The estimates and critical assumptions that have the most significant impact on the carrying amounts of certain assets, liabilities, revenues and expenses and the disclosure of explanatory notes, are described below:

i. Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

The current income tax expense is calculated by sum of the Current Tax, Social Contribution, Pis and Cofins resulting from the application of the appropriate tax rate to the taxable profit for the year (net of any deductions allowable for tax purposes) net of the changes in deferred tax assets and liabilities recognized in the consolidated income statement.

Deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carry forwards. These amounts are measured at the tax rates that are expected to be applied in the period when the asset is realized or the liability is settled. Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits, against which deferred tax assets can be utilized, and deferred tax assets that do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit or accounting profit. Other deferred tax assets (tax loss and tax credit carry forwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which of the deferred tax assets/liabilities can be utilized.

The deferred tax assets and liabilities recognized are reassessed at each balance sheet date in order to ascertain whether they still exist, and the appropriate adjustments are made based on the findings generated by the performed analysis. Under the current regulation, the expected realization of tax credits based on the Bank's projections of future results and on a technical study.

For further details, see note 2.aa of the Complete Financial Statements as of December 31, 2017.

ii. Fair value measurement of certain financial instruments

Financial instruments are initially recognized at fair value, which is considered equivalent to the transaction price, until proven otherwise, and those that are not measured at fair value through profit are adjusted by the transaction costs.

Financial assets and liabilities are subsequently measured at each period-end by using valuation techniques. This calculation is based on assumptions, which take into account management's judgment based on existing information and market conditions at the date of financial statements.

Banco Santander classifies fair value measurements using a fair value hierarchy that reflects the model used in the measurement process, segregating financial instruments between Level I, II or III.

For further details, see note 2.e and 48.c8 of the Consolidated Financial Statements as of December 31, 2017 and 48.c8 which present the sensitivity analysis for Financial Instruments.

iii. Post-employment benefits

The defined benefit plans are recorded based on an actuarial study, conducted annually by an specialized company, at the end of each year to be effective for the subsequent period and are recognized at the income statement in "Interest expense and similar Charges" and "Provisions (net)".

The present value of the defined benefit obligation is the present value without any assets deductions of expected future payments required to settle the obligation resulting from employee service in the current and past periods.

For further details, see note 2.x of the Consolidated Financial Statements as of December 31, 2017.

iv. Provisions, contingent assets and liabilities

Provisions for the judicial and administrative proceedings are recorded when the risk of loss of administrative or judicial proceeding is considered probable and the amounts can be reliably measured, based on the nature, complexity and history of lawsuits and the opinion of legal counsel internal and external.

Provisions are fully or partially reversed when the obligations cease to exist or are reduced. Given the uncertainties arising from the proceedings, it is not practicable to determine the timing of any outflow (cash disbursement).

Note 2.r to the Bank's consolidated financial statements for the year ended December 31, 2017, includes information on provisions and the contingent assets and liabilities. There were no significant changes in the Bank’s provisions and contingent assets and liabilities between December 31, 2017 and these interim financial statements' reporting date of March 31, 2018.

v. Goodwill

The goodwill recorded is subject to impairment test at least annually or in a shorter period, if any indication of impairment of assets.

The recoverable goodwill amounts are determined from value in use calculations. For this purpose, the Bank estimates cash flows for a period of 5 years. The Bank prepares cash flows considering  several  factors, including: (i) macro-economic projections, such as interest rates, inflation and exchange rates, among other, (ii) the performance and growth estimates of the Brazilian financial system, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate and long-term adjustments to cash flows. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in different outcomes. The estimate of cash flows is based on valuations prepared by an independent research company or whenever there is evidence of reduction to its recoverable amount, which is reviewed annually or whenever there is an evidence of reduction on its recoverable value and approved by the Executive Board.

For additional details see note 7.a.

vi. Allowance for loan losses

The allowance for loan losses are measured and booked according to the established practices by IFRS 9, as explained in note 1.b above.

d) Comparative information

These interim financial statements include the comparable interim period of March 31, 2017, for the income statement, statement of comprehensive income, statement of changes in equity, and statement of cash flows. A comparative statement of financial position is December 31, 2017.

e) Seasonality of the Bank’s transactions

Considering the activities conducted by the Bank and its subsidiaries, their transactions are not cyclical or seasonal in nature. Accordingly, no specific disclosures are provided in these explanatory notes to the interim financial statements for the three-month period ended March 31, 2018.

f) Materiality

In determining the disclosures to be made in relation to the various items in the financial statements or other matters, the Bank, in accordance with IAS 34, took into account their materiality in relation the interim financial statements.

g) Consolidated cash flow statements

In preparing the consolidated cash flow statements, the high liquidity investments with insignificant risk of changes in value and with original maturity of ninety days or less were classified as “cash and cash equivalents”. The Bank classifies as cash and cash equivalents the balances recorded under “Cash and balance with the Brazilian Central Bank” and "Loans and amounts due from credit institutions" in the consolidated balance sheet, except for restricted resources and long term transactions.

The interest paid and received correspond primarily to operating activities of Banco Santander.

Bank's management decided to segregate the line item "Effects of Changes in Foreign Exchange Rates on Assets and Liabilities" and the corresponding impacts on the net cash flows from operating activities, consequently, the Consolidated Cash Flow Statements have been reclassified for nine-month period ended March 31, 2017, with the aim of better presentation of the financial statements. Management considered such reclassifications as immaterial.

h) Functional and presentation currency

The consolidated interim financial statements of Banco Santander are presented in Brazilian Real, the functional currency of these statements.

For each subsidiary, entity abroad and investment in a non-consolidated company, Banco Santander has defined the functional currency. The assets and liabilities of these entities with functional currency other than the Brazilian Real are translated as follows:

- Assets and liabilities are translated at the exchange rate at the balance sheet date.
- Revenues and expenses are translated at the monthly average exchange rates.
- Gain and losses on translation of net investment are recorded in the statement of comprehensive income, in “exchange rate of investees located abroad”.

i) Funding, debt notes issued and other liabilities

Funding debt rates Instruments are recognized initially at fair value, considered primarily as the transaction price. They are subsequently measured at amortized cost and its expenses are recognized as a financial cost.

Among the liabilities initial recognition methods, it is important to emphasize those compound financial instruments, which are classified as such due to the fact that the instruments contain both, a debt instrument (liability) and an embedded equity component (derivative).

The recognition of a compound instrument consists of a combination of (i) a main instrument, which is recognized as an entity’s genuine liability (debt) and (ii) an equity component (derivative convertible into ordinary share).

The issuance of "Notes" must be registered at an specific liability account and updated according to the agreed rates and adjusted by the effect of the exchange rate variations, when denominated in foreign currency. All remuneration related to these instruments, such as interest and Exchange variation (difference between the functional currency and the currency in which the instrument was named) shall be accounted for as expenses for the period, according to the accrual basis.

The relevant details of these issued instruments are described in note 8-b.5.

j) Measurement of financial assets and liabilities and recognition of fair value changes

Recognition of fair value changes

As a general rule, changes in the carrying amount of financial assets and liabilities are recognized in the consolidated income statement, distinguishing between those arising from the accrual of interest and similar items which are recognized under “Interest and similar income” or “Interest expense and similar charges”, as appropriate and those arising for other reasons, which are recognized at their net amount under “Gains (losses) on financial assets and liabilities (net)”.

Adjustments due to changes in fair value arising from financial assets measured at Fair value through other comprehensive income are recognized temporarily in equity under “Other Comprehensive Income”. Items charged or credited to this account remain in the Bank’s consolidated stockholders´ equity until the related assets are written-off, whereupon they are charged to the consolidated income statement.

Hedging transactions

The consolidated entities use financial derivatives for the following purposes: i) to provide these instruments to customers who request them in the management of their market and credit risks; ii) to use these derivatives in the management of the risks of the Bank entities' own positions and assets and liabilities (“hedging derivatives”); and iii) to obtain gains from changes in the prices of these derivatives (“financial derivatives”).

Financial derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1. The derivative hedges one of the following three types of exposure:

a. Changes in the fair value of assets and liabilities due to fluctuations, among other, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

b. Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (“cash flow hedge”);

c. The net investment in a foreign operation (hedge of a net investment in a foreign operation).

2. It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a. At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (prospective effectiveness).

b. There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item or position (retrospective effectiveness).

3. There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in value of financial instruments qualifying for hedge accounting are recognized as follows:

a. In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items (attributable to the type of risk being hedged) are recognized directly in the consolidated income statement.

b. In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized temporarily in equity under “Other comprehensive Income - Cash flow hedges” until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability. The ineffective portion of the change in value of hedging derivatives is recognized directly in the consolidated income statement.

c. The ineffective portion of the gains and losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under “Gains (losses) on financial assets and liabilities (net)” in the consolidated income statement.

If a derivative designated as a hedge instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a trading derivative.

When fair value hedge accounting is discontinued (repealed, expired, sold or no longer meet hedge accounting criteria) the adjustments previously recognized on the hedged item are transferred to profit or loss at the effective interest rate re-calculated at the date of hedge discontinuation. The adjustments must be fully amortized at maturity.

When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognized in equity under "Other comprehensive Income” (from the period when the hedge was effective) remains recognized in equity until the forecast transaction occurs at which time it is recognized in profit or loss, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recognized immediately in profit or loss.

2. Basis of consolidation

Below are highlighted the controlled entities and investment funds included in the consolidated financial statements of Banco Santander. Similar information regarding companies accounted by the equity method in the condensed consolidated financial statements is provided in Note 6.

Directly and Indirectly controlled by Banco Santander (Brasil) S.A.		Participation %
	Activity	Direct	Direct and Indirect
Banco Bandepe S.A.	Bank	100.00%	100.00%
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	78.57%	99.99%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Buying club	100.00%	100.00%
Atual Companhia Securitizadora de Créditos Financeiros (Atual Securitizadora) (4) (11)	Securitization	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM)	Broker	99.99%	100.00%
Santander Corretora de Seguros, Investimentos e Serviços S.A. (Santander Corretora de Seguros) (Previously named as Santander Participações S.A.) (3) (6) (8) (9) (10) (17) (18) (19)	Recovery of Defaulted Credits	100.00%	100.00%
Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Getnet S.A.)	Payment Institution	88.50%	88.50%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	100.00%	100.00%
Santander Brasil Establecimiento Financiero de Credito	Financial	100.00%	100.00%
Santander Holding Imobiliária S.A. (Current Corporate Name of da Webcasas S.A.) (2)	Holding	100.00%	100.00%
Santander Brasil Tecnologia S.A. (20)	Technology	100.00%	100.00%

Controlled by Atual Securitizadora (15)
Ipanema Empreendimentos e Participações (15)	Credit Management and Recovery Management	-	70.00%

Controlled by Ipanema Empreendimentos e Participações (15)
Gestora de Investimentos Ipanema (15)	Resource Manager	-	100.00%

Controlled by Getnet S.A.
Auttar HUT Processamento de Dados Ltda. (Auttar HUT)	Other Activities	-	100.00%
Integry Tecnologia e Serviços A.H.U Ltda. (Integry Tecnologia)	Other Activities	-	100.00%
Toque Fale Serviços de Telemarketing Ltda. (Toque Fale)	Other Activities	-	100.00%

Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização)	Savings and annuities	-	100.00%
Evidence Previdência S.A.	Social Securities	-	100.00%

Controlled by Aymoré CFI
Super Pagamentos e Administração de Meios Eletrônicos Ltda. (Super Pagamentos) (1) (16)	Payment Institution	-	100.00%
Banco Olé Bonsucesso Consignado S.A. (Olé Consignado) (12)	Bank	-	60.00%
Banco PSA Finance Brasil S.A.	Bank	-	50.00%

Controlled by Olé Consignado
BPV Promotora de Vendas e Cobrança Ltda.	Other Activities	-	100.00%
Olé Tecnologia Ltda.	Other Activities	-	100.00%

Controlled by Santander Leasing
Santander Finance Arrendamento Mercantil S.A. (Current Corporate Name of PSA Finance Arrendamento Mercantil S.A. (Santander Finance Arrendamento Mercantil))	Leasing	-	100.00%

Participation %
Consolidated Investment Funds	Activity	Direct and Indirect
Santander FIC FI Contract I Referenciado DI	Investment Fund	(a)
Santander Fundo de Investimento Unix Multimercado Crédito Privado	Investment Fund	(a)
Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	(a)
Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	(a)
Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado	Investment Fund	(a)
Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	(a)
Santander Fundo de Investimento Financial Curto Prazo	Investment Fund	(a)
Santander Fundo de Investimento Capitalization Renda Fixa	Investment Fund	(a)
Santander Paraty QIF PLC (5)	Investment Fund	(a)
Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (5)	Investment Fund	(a)
BRL V - Fundo de Investimento Imobiliário-FII (7)	Real Estate Investment Fund	(a)
Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado (Fundo Investimento Ipanema NPL VI) (13)	Investment Fund	(a)
Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado (Fundo Investimento Ipanema NPL V) (14)	Investment Fund	(a)

(a) Company over which the Bank is exposed, or has rights, to variable returns and have the ability to affect those returns through the power of decision, in accordance with IFRS 10 - Consolidated Financial Statements. Banco Santander and its subsidiaries holds 100% of the shares of these investment funds.

(1) In May, 2017, it was approved by Bacen the authorization process for the Company operates as a payment institution.

(2) Through the Private Instrument of Purchase and Sell of Stocks held on October 26, 2017, Santander Serviços sold its interest held in Webcasas S.A. to Banco Santander. The full sale occurred at book value. At the EGM held on November 1, 2017, it was approved the change in the corporate name from Webcasas S.A. to Santander Holding Imobiliária S.A. and business purpose to new activities to be performed.

(3) On December 22, 2017, Santander Corretora de Seguros (current corporate name of Santander Participações SA), Cia de Ferro Ligas da Bahia - Ferbasa SA (Ferbasa) and Brazil Wind SA entered into an agreement for the sale of 100% percent) of the shares issued by BW Guirapá I SA (respectively the Contract and BW Guirapá I SA) held by Santander Corretora de Seguros and Brazil Wind SA to Ferbasa (Operation). The basic price of the total sale of this operation is R$414 million, and an additional amount of up to R$35 million may be paid if future targets stipulated in the Contract are met. On April 2, 2018, the closing of the transaction was implemented. This investment was written off, as a result the assets and liabilities of BW Guirapa and its subsidiaries are no longer consolidated in the Conglomerate Balance Sheet, and the result is recorded in the income statement until the base date of November 30, 2017 (Note 10).

(4) At the Extraordinary General Meeting held on March 23, 2018, a capital increase of R$150,000 was approved, through the issue of one hundred and forty-five million, four hundred and nineteen thousand, two hundred and ninety two) new common, nominative shares with no par value, with capital stock increasing from R$120,000 to R$270,000. The shares issued as a result of the capital increase were fully subscribed by the shareholder Banco Santander. Also, the AGE decided to change the company's name to Current Credit Recovery and Digital Media Services S.A.

(5) Banco Santander, through its subsidiaries, holds the risks and benefits of Santander Paraty and the Santander FI Hedge Strategies Subfund, resident in Ireland, and both are fully consolidated in its Consolidated Financial Statements. In the Irish market, an investment fund can not act directly and, for that reason, it was necessary to create another structure (a sub-fund), Santander FI Hedge Strategies. Santander Paraty does not have a financial position, and all position is derived from the financial position of Santander FI Hedge Strategies.

(6) At the ESM held on September 29, 2017, Santander Corretora de Seguros' shareholders' equity increase was approved in the amount of R$12,900, based on the net assets of Santander Brasil Advisory calculated based on its book value at base date of August 31, 2017, of which the amount of R$8,463 was allocated to the share capital account of Santander Corretora de Seguros, increasing the current capital from R$1,717,652 to R$1,726,115, by issuing a total of 37,554 (thirty-seven thousand, five hundred and fifty-four) nominative common shares with no par value that were subscribed and paid-in on that date by Banco Santander, the issue price was set at R$343.50 per share, calculated based on their respective carrying amounts, on the base date of August 31, 2017.

(7) Banco Santander figured as lender of certain delayed debts (loans) for which had real assets as guarantees. The process of credit recovery consists in converted into capital contributions by the Real Estate Fund in conjunction transfer of the same shares to Banco Santander through the process of payment in kind of the above credit operations payments.

(8) At the Extraordinary Shareholders' Meeting held on May 8, 2017, the change of the corporate name of Santander Participações S.A. to Santander Corretora de Seguros, Investimentos e Serviços S.A. was approved. At the same Extraordinary General Meeting, the amendment of the Company's corporate purpose was approved.

(9) At the ESM held on August 31, 2017, a capital increase of R$17,652 was approved, in view of the version of the net assets of Santander Microcrédito, based on its book value at the date - based on June 30, 2017, entirely destined to the share capital account of Santander Corretora de Seguros, transferring the capital stock from the current R$1,700,000 to R$1,717,652, through the issuance of a total of 51,776 (fifty-one thousand, seven hundred and seventy-six) registered common shares with no par value that were subscribed and paid by Banco Santander on that date, the issue price was set at R$340.93 per share, calculated based on their respective book values, on the base date of June 30, 2017.

(10) On August 31, 2017, the merger and the Private Instrument of Protocol and Justification of Santander Microcrédito by Santander Corretora de Seguros (Current corporate name of Santander Participações S.A.) were approved, so that Santander Corretora de Seguros received through their book value, based on the balance sheet drawn up on June 30, 2017, all of the assets, rights and obligations of Santander Microcrédito. With the extinction of Santander Microcrédito the Santander Corretora de Seguros became its successor in all its rights and obligations.

(11) At the ESM held on September 11, 2017, a capital increase of R$120,000 was approved, through the issuance of 120,000,000 (one hundred and twenty million) new common shares, nominative and without par value, the capital stock of R$100.00 (one hundred reais) to R$120,000. The shares issued as a result of the capital increase were fully subscribed by the shareholder Banco Santander.

(12) All shareholders canceled the General Shareholders' Meeting of December 19, 2017, which approved the increase in the capital stock of Olé Consignado in the amount of R$120,000. On February 9, 2018, shareholders representing the entire share capital of Olé Consignado, meeting at the Extraordinary Shareholders' Meeting held on February 9, 2018, approved the increase in the capital of Olé Consignado in the amount of R$120,000, from the current R$400,000 to R$520,000, through the issuance of 57,089,392 (fifty-seven million, eighty-nine thousand, three hundred and ninety-two) common, nominative and non-par value shares fully subscribed and paid up by the shareholders on the date of the AGE in proportion to their respective shareholdings. The Extraordinary Shareholders' Meeting held on February 9, 2018, which approved the capital increase, was approved by the Central Bank in an order dated March 15, 2018.

(13) This investment fund was formed and started to be consolidated in September of 2017. It refers to a structure where the Bank has sold certain loans agreements which were already written-off (agreements matured over 360 days) and transferred to this fund. The current Companhia Securitizadora de Créditos Financeiros (current Securitization Company), company controlled by the Bank, holds 100% of the fund´s shares.

(14) This fund was consolidated in October 2017 and is indirectly controlled by Atual Securitizadora.
(15) Investment acquired in October 16, 2017.

(16) At the ESM held on July 21, 2017, the capital increase of Super Payments in the amount of R$20,000 was approved, increasing the capital stock from R$49,451 to R$69,451 through the issuance of 50,724,086 (fifty million, seven hundred and twenty-four thousand and eighty-six) new nominative common shares, with no par value, in all identical to those previously existing, at the approximate issue price of R$394.29 per thousand shares at the book value of Super Payments on June 30, 2017. The shares issued were fully subscribed and paid-in on the same date by Aymoré CFI.

(17) On September 29, 2017, the merger and the Private Instrument of Protocol and Justification of Santander Brasil Advisory by Santander Corretora de Seguros (current corporate name of Santander Participações S.A.) were approved, so that Santander Corretora de Seguros received through their book value, based on the balance sheet drawn up on August 31, 2017, all of the assets, rights and obligations of Santander Brasil Advisory. With the extinction of Santander Brasil Advisory the Santander Corretora de Seguros became its successor in all its rights and obligations.

(18) On November 17, 2017, Banco Santander acquired from Santusa Holding, S.L. the share held by it in the share capital of Santander Serviços. The amount of R$298,978 relating to goodwill was recorded on Stockholders' Equity.

(19) On November 30, 2017, the merger and the Private Instrument of Protocol and Justification of the Merger Santander Serviços by Santander Corretora de Seguros (current corporate name of Santander Participações S.A.). With the extinction of Santander Serviços, Santander Corretora de Seguros became its successor in all its rights and obligations.

(20) On February 28, 2018, the company Isban Brasil S.A. was merged in Produban Serviços de Informática S.A. (both entities controlled and with totality of their equity stake held by Banco Santander), being certain that Produban Serviços de Informática S.A. has succeeded the extinguished Isban Brasil S.A. in all of its rights and obligations. On the same date, Produban Serviços de Informtática had its corporate name changed to Santander Brasil Tecnologia S.A., a company controlled and with equity fully held by Banco Santander.

a) Acquisition of technology companies Isban Brasil S.A. and Produban Serviços de Informática S.A.

Banco Santander purchased, on February 19, 2018, the shares representing the totality of equity capital of Isban Brasil S.A., formerly held by Ingeniería de Software Bancário, S.L., for the amount of BRL 61.078. On February 28, 2018, Banco Santander acquired the shares corresponding to 100% equity stake of Produban Serviços de Informática S.A., through payment of BRL 42.731 in benefit of Produban Servicios Informáticos Generales, S.L. The parties involved in the transaction have Banco Santander, S.A. (Santander Spain) as common indirect controller, being certain that such operations were accomplished under market conditions.

At the EGM held on February 19, 2018, was approved the capital increase of Isban Brasil in the amount of R$33,000, through the issuance of 11,783,900 (eleven million, seven hundred and eighty-three thousand, nine hundred) new registered shares and without par value. The totality of Isban Brasil shares issued as a result of the capital increase was subscribed and paid in by the shareholder Banco Santander Brasil.

b) Partnership Formation with HDI Seguros S.A. for the Creation of the Totally Digital Cars Insurance Company

On December 20, 2017, the Bank signed agreements with HDI Seguros S.A. (HDI), in order to form a partnership for the issuance, offering and commercialization of car insurance 100% digital, through the creation of a new insurance company – the Santander Auto, which is controlled 50% by Sancap, entity fully controlled by Banco Santander, and 50% by HDI. The conclusion of this operation is subjected to the compliance with determined conditions including relevant regulatory authorizations.On March 2, 2018 the CADE approval has been granted.

c) Opening of the branch in Luxembourg

The Brazilian Central Bank, on June 9, 2017, granted to Banco Santander the authorization for the incorporation of a branch in Luxembourg, with a capital equivalent to US$1 billion (approximately R$ 3.2 billion) and the purpose of complementing the foreign trade strategy for corporate clients (large Brazilian companies and their operations abroad) and offering products and financial services through an offshore entity that is not established in a jurisdiction with favored taxation and that it allows an increase of the ability to source funds. The branch was authorized by the Luxembourg financial authority on March 5, 2018. On April 3, 2018, the Company's capital stock was reduced by US$1 billion to the outstanding capital of the Luxembourg branch.

d) Market Agreement for indirect purchase of share on equity capital of Ipanema Empreendimentos e Participações and Gestora de Investimentos Ipanema

On July 5, 2017, Atual Securitizadora, a wholly-owned subsidiary of Banco Santander, entered into a purchase and sale agreement to acquire a corporate interest equivalent to 70% of the quotas representing Ipanema Empreendimentos e Participações Ltda. Gestora de Investimentos Ipanema Ltda. and the Investment Fund Ipanema NPL V. On September 19, 2017, the Central Bank authorized the acquisition and, after fulfilling the other conditions precedent, the parties concluded the transaction on October 16, 2017.

e) Partnership Formation with the Hyundai Group in Brazil

On April 28, 2016, the Aymoré CFI and Banco Santander entered into a transaction for the constitution of a partnership with Hyundai Capital Services, Inc. (Hyundai Capital) for the constitution of Banco Hyundai Capital Brasil S.A. and an insurance brokerage company to provide, respectively, auto finance and insurance brokerage services and products to clients and Hyundai dealerships in Brazil. The implementation of the operation shall be subject to the applicable regulatory approvals. On September 19th, 2017, it was published in the Federal Official Gazette the Presidential Decree recognizing the Brazilian government’s interest in the foreign shareholding on a national financial entity to be incorporated jointly by Santander and Hyundai groups. Moreover, in September 27, 2017, the Central Bank of Brazil issued an official letter with its positive manifestation in favor of the project and authorized the setup of the organizational structure of Banco Hyundai Capital Brasil S.A. Pursuant to the new corporate structure established between the parties in March 2018, the shareholding composition of the partnership shall have an equity participation of 50% held by Aymoré CFI and 50% held Hyundai Capital. The completion of the operation is subject to compliance with certain conditions, including obtaining the relevant regulatory authorizations. On March 2, 2018, authorization was granted by CADE.

3. Financial assets

a) Breakdown by Category and Nature

The breakdown by nature and category for measurement purpose, of the Bank’s financial assets, except for the balances relating to “Cash and Balances with the Brazilian Central Bank” and “Hedging Derivatives”, at March 31, 2018 and December 31, 2017, is as follows:

	3/31/2018
	Financial Assets Measured At Fair Value Through Profit Or Loss	Other Financial Assets Measured At Fair Value Through Profit Or Loss	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Financial Assets Measured At Amortized Cost	Total
Loans and amounts due from credit institutions	-	-	-	30,545,198	30,545,198
Of which:
Loans and amounts due from credit institutions, gross	-	-	-	30,545,198	30,545,198
Impairment losses (note 3-b.2)	-	-	-	-	-
Loans and advances to customers	-	-	-	277,004,648	277,004,648
Of which:
Loans and advances to customers, gross (1)	-	-	-	295,238,642	295,238,642
Impairment losses (note 3-b.2)	-	-	-	(18,233,994)	(18,233,994)
Debt instruments	44,688,771	1,661,552	85,493,227	38,283,110	170,126,660
Of which:
Debt instruments	-	-	-	41,093,928	41,093,928
Impairment losses (note 3-b.2)	-	-	-	(2,810,818)	(2,810,818)
Equity instruments	1,535,010	-	17,282	-	1,552,292
Trading derivatives	20,100,708	-	-	-	20,100,708
Financial Assets Measured At Amortized Cost - Debt Instruments	621,878	-	-	-	621,878
Total	66,946,367	1,661,552	85,510,509	345,832,956	499,951,384

		12/31/2017
	Financial Assets Held for Trading	Other Financial Assets Measured at Fair Value through Profit or Loss	Available-for-Sale Financial Assets	Held to maturity investments	Loans and Receivables	Total
Loans and amounts due from credit institutions	-	-	-	-	32,300,095	32,300,095
Of which:
Loans and amounts due from credit institutions, gross	-	-	-	-	32,369,110	32,369,110
Impairment losses (note 3-b.2)	-	-	-	-	(69,015)	(69,015)
Loans and advances to customers	-	-	-	-	272,420,157	272,420,157
Of which:
Loans and advances to customers, gross (1)	-	-	-	-	287,829,213	287,829,213
Impairment losses (note 3-b.2)	-	-	-	-	(15,409,056)	(15,409,056)
Debt instruments	34,879,681	1,658,689	84,716,747	-	17,616,515	138,871,632
Of which:
Debt instruments	-	-	-	-	20,400,082	20,400,082
Impairment losses (note 3-b.2)	-	-	-	-	(2,783,567)	(2,783,567)
Equity instruments	489,770	33,368	1,106,637	-	-	1,629,775
Trading derivatives	17,070,125	-	-	-	-	17,070,125
Held to maturity investments	-	-	-	10,214,454	-	10,214,454
Total	52,439,576	1,692,057	85,823,384	10,214,454	322,336,767	472,506,238

(1) On March 31, 2018, the amount recorded in “Loans and advances to customers” related to loan portfolio assigned is R$216,612 (12/31/2017 – R$431,397), and R$908,291 (12/31/2017 – R$428,248) of “Other financial liabilities - Financial Liabilities Associated with Assets Transfer”.

b) Valuation adjustments for impairment of financial assets

b.1) Financial Assets Measured At Fair Value Through Other Comprehensive Income

As indicated in Note 2 of the consolidated financial statements of the Bank for the year ended December 31, 2017, changes in the carrying amounts of financial assets and liabilities are recognized in the consolidated income statement. Except in the case of Financial Assets Measured At Fair Value Through Other Comprehensive Income (classified as available-for-sale financial assets until December 31, 2017, prior to the IFRS 9 adoption, as described in note 2), whose changes in value are recognized temporarily in consolidated stockholders' equity under “Other Comprehensive Income”.

Charge or credit to the “Other Comprehensive Income” as a result of the fair value measurement, remain in the Bank's consolidated stockholders' equity until the related assets are write-off, whereupon they are accounted to the consolidated income statement. As part of the process of fair value measurement, when there is objective evidence that the financial instruments are impaired, the amounts are no longer recognized in equity under “Financial Assets Measured at Fair Value through Other Comprehensive Income” and are reclassified, for the cumulative amount at that date, to the consolidated income statement.

On March 31, 2018 the Bank analyzed the changes in fair value of the various assets comprising this portfolio and concluded that, at that date, there were no significant differences whose origin could be considered to arise from permanent impairment. Accordingly, the total of the changes in the fair value of these assets are presented under “Other Comprehensive Income”. The changes in the balance of valuation adjustments in the interim period are recognized in the Consolidated Statements of Comprehensive Income.

b.2) Financial Assets Measured At Amortized Cost - Loans, amounts due from credit institutions and advances to customers

The changes in the balance of the allowances for impairment losses on the assets included under inancial Assets Measured At Amortized Cost - Loans, amounts due from credit institutions and advances to customers (classified as “Loans and Receivables” until December 31, 2017, prior to the IFRS 9 adoption, as described in note 2) for the three-month period ended March 31, 2018 and 2017 were as follows:

						1/01 to 3/31/2018
Balance at beginning of the period (in 01/01/2018 after the IFRS 9 first adoption)						20,723,062
Provision for losses on financial assets and recovery of loans written off for loss – Loans and receivables						3,208,708
Write-off of impaired balances against recorded impairment allowance						(2,886,958)
Balance at end of the period						21,044,812
Provision for contingent liabilities (note 9.a)						901,337
Total balance of allowance for impairment losses, including provisions for contingent liabilities						21,946,149
Loans written-off recovery						188,225

						1/01 to 3/31/2018
Balance at beginning of the period (IAS 39)						18,191,126
Provision for losses on financial assets and recovery of loans written off for loss – Loans and receivables						3,805,246
Write-off of impaired balances against recorded impairment allowance						(4,307,376)
Balance at end of the period (IAS 39)						17,688,996
Loans written-off recovery						519,392

Considering these amounts recognized in “Impairment losses charged to income” and the "Recoveries of loans previously charged off", the "Impairment losses on financial assets measured at amortized cost” (classified previously at Impairment losses on financial assets - loans and receivables) amounted to R$3,020,483 and R$3,285,854 in the three-month period ended March 31, 2018 and 2017, respectively.

c) Impaired assets

A financial asset is considered impaired when there is objective evidence that events have occurred which: (i) give rise to an adverse impact on the future cash flows that were estimated at the transaction date, in the case of debt instruments (loans and debt securities); (ii) mean that their carrying amount cannot be fully recovered, in the case of equity instruments; (iii) arising from the violation of terms of loans, and (iv) during the Bankruptcy process.

Detail of the changes in the balance of the financial assets classified as "Loans and advances to customers" considered to be impaired due to credit risk in the three-month period ended March 31, 2018 and 2017 is as follows:

				1/01 to 3/31/2017
Balance at beginning of the period (in 01/01/2018 after the IFRS 9 first adoption)				19,847,987
Net additions				3,103,377
Write-off of impaired balances against recorded impairment allowance				(2,886,958)
Balance at end of the period (IFRS 9)				20,064,406

				1/01 to 3/31/2017
Balance at beginning of the period (IAS 39)				18,887,132
Net additions				3,441,556
Write-off of impaired balances against recorded impairment allowance				(4,307,376)
Balance at end of the period (IAS 39)				18,021,312

4. Non-current assets held for sale

Non-current assets held for sale includes foreclosed assets and other tangible assets for sale.

As of March 31, 2018, it is comprised of the acquisition of shares corresponding to 94.60% of the capital stock of Rojo Entretenimento S.A. (previously named Real TJK Empreendimento Imobiliário S.A.) on April 20, 2017, Holder of the Teatro Santander, as a result of a debt restructuring. Participation in this investment is provisional. The amount recorded was R$130,713.

5. Investments in associates and Joint Ventures

Jointly controlled

Banco Santander considers investments classified as jointly controlled: when they possess a shareholders' agreement, which sets the strategic financial and operating decisions requiring the unanimous consent of all investors.

Significant Influence

Associates are entities over which the Bank is in a position to exercise significant influence (significant influence is the power to participate in the financial and operating policy decisions of the investee)  but it does not control or has joint control over those policies.

a) Breakdown

			Participation %
Jointly Controlled by Banco Santander	Activity	Country	3/31/2018	12/31/2017
Banco RCI Brasil S.A.	Financial	Brazil	39.89%	39.89%
Norchem Participações e Consultoria S.A.(1) (6)	Other Activities	Brazil	50.00%	50.00%
Cibrasec - Companhia Brasileira de Securitização (1) (6)	Securitization	Brazil	9.72%	9.72%
Estruturadora Brasileira de Projetos S.A. - EBP (1) (5) (6)	Other Activities	Brazil	11.11%	11.11%
Gestora de Inteligência de Crédito (2)(4)	Credit Bureau	Brazil	20.00%	20.00%
Campo Grande Empreendimentos	Other Activities	Brazil	25.32%	25.32%

Jointly Controlled by Santander Corretora de Seguros (current Company name of Santander Participações S.A.)
Webmotors S.A. (7)	Other Activities	Brazil	70.00%	70.00%
Tecnologia Bancária S.A. - TECBAN (1)	Other Activities	Brazil	19.81%	19.81%
PSA Corretora de Seguros e Serviços Ltda. (3)(8)	Insurance Broker	Brazil	50.00%	50.00%

Significant Influence of Banco Santander
Norchem Holding e Negócios S.A. (1)	Other Activities	Brazil	21.75%	21.75%

			Investments
			3/31/2018	12/31/2017
Jointly Controlled by Banco Santander			491,809	495,264
Banco RCI Brasil S.A.			427,081	427,801
Norchem Participações e Consultoria S.A.(1) (6)			25,938	25,550
Cibrasec - Companhia Brasileira de Securitização (1) (6)			7,262	7,438
Estruturadora Brasileira de Projetos S.A. - EBP (1) (5) (6)			3,625	4,707
Gestora de Inteligência de Crédito (2)(4)			27,648	29,513
Campo Grande Empreendimentos			255	255

Jointly Controlled by Santander Corretora de Seguros (current Company name of da Santander Participações S.A.)			415,250	350,440
Webmotors S.A. (7)			264,514	197,930
Tecnologia Bancária S.A. - TECBAN (1)			149,135	151,019
PSA Corretora de Seguros e Serviços Ltda. (3)(8)			1,601	1,491

Significant Influence of Banco Santander			21,022	20,860
Norchem Holding e Negócios S.A. (1)			21,022	20,860
Total			928,081	866,564

		Results of Investments
		1/01 to 3/31/2018	1/01 to 3/31/2017

Jointly Controlled by Banco Santander		(1,883)	210
Banco RCI Brasil S.A.		861	324
Norchem Participações e Consultoria S.A. (1) (6)		388	517
Cibrasec - Companhia Brasileira de Securitização (1) (6)		(185)	102
Estruturadora Brasileira de Projetos S.A. - EBP (1) (5) (6)		(1,082)	(733)
Gestora de Inteligência de Crédito (2)(4)		(1,865)	-

Campo Grande Empreendimentos		-	-

Jointly Controlled by Santander Corretora de Seguros (current Company name of Santander Participações S.A.)		5,098	4,882
Webmotors S.A. (7)		6,873	5,126
Tecnologia Bancária S.A. - TECBAN (1)		(1,884)	(328)
PSA Corretora de Seguros e Serviços Ltda. (3)(8)		109	84

Significant Influence of Banco Santander		162	352
Norchem Holding e Negócios S.A. (1)		162	352
Total		3,377	5,444

			3/31/2018
	Total assets	Total liabilities	Total/profit(loss)(5)
Jointly Controlled by Banco Santander	10,893,798	9,476,041	23,031
Banco RCI Brasil S.A.	10,538,943	9,418,607	43,217
Norchem Participações e Consultoria S.A. (1) (6)	78,781	26,906	775
Cibrasec - Companhia Brasileira de Securitização (1) (6)	88,687	14,008	(1,901)
Estruturadora Brasileira de Projetos S.A. - EBP (1) (5) (6)	32,723	95	(9,736)
Gestora de Inteligência de Crédito (2)(4)	154,664	16,425	(9,325)

Jointly Controlled by Santander Corretora de Seguros	2,314,412	1,495,665	526
Webmotors S.A. (7)	412,375	34,498	9,819
Tecnologia Bancária S.A. - TECBAN (1)	1,897,896	1,460,227	(9,512)
PSA Corretora de Seguros e Serviços Ltda. (3)(8)	4,141	940	219

Significant Influence of Banco Santander	121,981	25,328	743
Norchem Holding e Negócios S.A. (1)	121,981	25,328	743
Total	13,330,190	10,997,034	24,300

			12/31/2017
	Total assets	Total liabilities	Total profit (5)
Jointly Controlled by Banco Santander	9,432,738	8,043,604	43,866
Banco RCI Brasil S.A.	9,057,261	7,985,647	74,452
Norchem Participações e Consultoria S.A. (1) (6)	78,674	27,574	2,665
Cibrasec - Companhia Brasileira de Securitização (1) (6)	86,378	9,884	4,000
Estruturadora Brasileira de Projetos S.A. - EBP (1) (5) (6)	42,627	264	(14,040)
Gestora de Inteligência de Crédito (2)(4)	167,798	20,235	(23,211)
Campo Grande Empreendimentos

Jointly Controlled by Santander Corretora de Seguros	1,967,989	1,077,782	74,861
Webmotors S.A. (7)	490,458	50,413	31,264
Tecnologia Bancária S.A. - TECBAN (1)	1,472,774	1,025,593	41,932
PSA Corretora de Seguros e Serviços Ltda. (3)(8)	4,757	1,776	1,665

Significant Influence of Banco Santander	122,176	26,267	5,597
Norchem Holding e Negócios S.A. (1)	122,176	26,267	5,597
Total	11,522,903	9,147,653	124,324

b) Changes

The changes in the balance of this item in the periods ended March 31, 2018 and 2017 were as follows:

Jointly Controlled				1/01 to 3/31/2018	1/01 to 3/31/2017
Balance at beginning of period				845,704	969,097
Income from companies accounted for by the equity method				3,215	5,092
Addition				65,032	-
Dividends proposed / received				-	(254)
Market value adjustment				-	(10,318)
Other				(6,892)	-
Balance at end of period				907,059	963,626

Significant Influence
Balance at beginning of period				20,860	20,980
Income from companies accounted for by the equity method				162	352
Balance at end of period				21,022	21,332
Total				928,081	984,958
(1) Companies with one month lag for the equity calculation. Accounting for equity income was used on 3/31/2018 the position of 2/28/2018.

(2) Company incorporated in April 2017 and it is in the pre-operational phase. Pursuant to the shareholders' agreement, the control is shared between shareholders who hold 20% of its share capital each. At the EGM held on July 6, 2017, the capital increase of Gestora de Crédito was approved in the total amount of R$65,822, so that the share capital increased from R$1 to R$65,823, through the issuance of 6,582,200 (six million, five hundred eighty-two thousand two hundred) new shares, of which 3,291,100 (three million, two hundred ninety-one thousand, one hundred), 1,316,440 (one million, three hundred sixteen thousand, four hundred and forty) preffered shares Class A and 1,316,440 (one million, three hundred sixteen thousand, four hundred and forty) preffered shares Class B and 658,220 (six hundred fifty eight thousand, two hundred, twenty) class C preffered shares, with no par value, at the issue price of R$10.00, corresponding to the equity value of the shares. The shares issued in the capital increase were fully subscribed at the same date by the shareholders in the proportion of 20% of its share capital each.

(3) In December 2017, according to the contractual change, the PSA Corretora de Seguros shareholders decided to increase its share capital in R$ 401, that way the share capital increased from R$ 500 to R$ 901, through the issuance of 400.532 new shares, which each new share has the value of R$ 1. The new shares issued were subscribed and paid at the same date, in local currency, according to the proportion of each shareholder equivalent to 50% to the company´s share capital, that is, 200.266 shares.

(4) At the EGM held in October 5, 2017, it was approved the share capital increase of the Gestora de Crédito in the amount of R$285.205, that way its share capital increased from R$65.823 to R$351.028, through the issuance of 29.013.700 new shares, being 14.506.850 as ordinary shares, 5.802.740 preferred shares Class A, 5.802.740 preferred shares Class B, and 2.901.370 preferred shares Class C, without par value, at the issuance price of R$ 9,83 per share. It was also approved by unanimous decision the payment timetable of the new shares issuance made by the Management of Gestora de Crédito. That way, the share capital increase was fully subscribed at the same day by the shareholders in the proportion of 20% of each interest which were partially paid.

(5) According to its Bylaws, EBP was formed in order to carry out projects to contribute for the brazilian economic and social development for the period of 10 years. After the conclusion of the timetable set EPB closes its activities this year of 2018. The dissolution of its rights and liquidation were aproved in the EGM held on january 29, 2018.

(6) The Bank has a participation of less than 20%, and there is no control block in the company, and business decisions are taken jointly by the shareholders.

(7) Although participation exceeds 50%, in accordance with the shareholders' agreement, the control is shared by Santander Corretora de Seguros (Current corporate name of Santander Participações S.A.), and Carsales.com. Investments PTY LTD (Carsales).

(8) Pursuant to the shareholders' agreement, the control is shared by Santander Corretora de Seguros (current corporate name of Santander Participações SA) and PSA Services LTD.

(*) The Bank does not have collateral with associates and joint ventures.
(**) The Bank does not have contingent liabilities with significant risk of possible losses related to investments in affiliates.

(***) On 31 March, 2018 and 31 December 2017, the balances of Assets, Liabilities and Profit/(Loss) refers to 100% of the company balance sheet. There is not balance to the "Other Comprehensive Income" in these companies, except Banco RCI.

b.1) Incorporation of the Gestora de Inteligência de Crédito – Partnership between Banco Santander and other Banks in the Brazilian market

On April 14, 2017, the definitive documents necessary for the creation of a new credit bureau, Gestora de Inteligência de Crédito SA ("Company"), were signed by the shareholders, whose control will be shared among the shareholders who will hold 20% of the its share capital each. The Company will develop a database with the objective of aggregating, reconciling and processing registration and credit information of individuals and legal entities, in accordance with the applicable standards, providing a significant improvement in the processes of granting, pricing and directing credit lines. The Bank estimates that the Company will be fully operational in 2019.

c) Impairment losses

There are no impairment losses with respect to investments in associates and joint ventures for the period ended March 31, 2018 and December 31, 2017.

d) Other information

Details of the main subsidiaries not consolidated by Banco Santander:

–Banco RCI Brasil S.A.: A company incorporated in the form of corporation headquartered in Parana, is primarily engaged in the practice of investment, leasing, credit operations, financing and investment, in order to sustain the growth of automotive brands Renault and Nissan in the Brazilian market by financing and leasing the dealer network and the end consumer. It is a financial institution that is part of the RCI Banque Group and the Santander Group, with operations conducted as part of a set of institutions that operate in the financial market. According to the Shareholders' Agreement, the key decisions that impact this society are taken jointly between Banco Santander and other controllers.

–Webmotors S.A.: A company incorporated in the form of capital company with headquarters in São Paulo and is engaged in the design, implementation and / or availability of electronic catalogs, space, products, services or means of marketing products and / or services related to the automotive industry, on the Internet through the "website" www.webmotors.com.br (owned by Webmotors) or other means related to e-commerce activities and other uses or Internet applications, as well as participation in capital in other companies and the management of business ventures and the like. It is a company of the Economic Conglomerate - Financial Santander (Santander Group) and Carsales.com Investments PTY LTD (Carsales), and operations conducted as part of a group of institutions that operate jointly. According to the Shareholders' Agreement, the key decisions that impact this society are taken jointly between Banco Santander and other controllers.

6. Tangible assets

a) Changes

Changes in the Tangible assets balances for the three month period ended March 31, 2018 and 2017, are as follows:

	Land and buildings	IT equipment and fixtures	Furniture and vehicles	Works in progress and others	Total
Balances as of December 31, 2017	2,016,815	996,519	3,492,790	3,759	6,509,883
Addition	-	40,754	221,852	-	262,606
Write-off	-	(1,894)	(151)	-	(2,045)
Depreciation	(20,137)	(126,190)	(155,768)	-	(302,095)
Additions by Company Acquisition	-	389	267	-	656
Transfers	1,898	(950)	(58,090)	-	(57,142)
Balances as of March 31, 2018	1,998,576	908,628	3,500,900	3,759	6,411,863

	Land and buildings	IT equipment and fixtures	Furniture and vehicles	Works in progress and others	Total
Balances as of December 31, 2016	2,103,952	857,916	3,680,806	3,759	6,646,433
Addition	45	15,342	159,619	-	175,006
Write-off	(75)	(1,008)	(5,472)	-	(6,555)
Depreciation	(20,583)	(87,806)	(183,589)	-	(291,978)
Impairment	-	-	6	-	6
Transfers	-	7,676	(12,533)	-	(4,857)
Balances as of March 31, 2017	2,083,339	792,120	3,638,837	3,759	6,518,055

b) Impairment losses

There were no significant impairment losses on tangible assets in the period ended March 31, 2018 and December 31, 2017.

c) Tangible asset purchase commitments

On March 31, 2018, the Bank has not contractual commitments for the acquisition of tangible fixed assets (12/31/2017 - R$75 million).

7. Intangible assets

a) Goodwill

Goodwill is the difference between the acquisition cost and the Bank's participation in the net fair value of assets, liabilities and contingent liabilities of the acquiree. When the difference is negative (negative goodwill), it is recognized immediately through profit or loss. In accordance with IFRS 3 Business Combinations, goodwill is stated at cost and is not amortized but tested annually for impairment or whenever there is an evidence of reduction on the recoverable value of the cash generating unit to which the goodwill was allocated. Goodwill is recognized at cost considering the accumulated  impairment losses. Impairment losses related to goodwill are not reversible. Gains and losses related to the sale of an entity include the carrying amount of goodwill relating to the entity sold.

The goodwill recorded is subject to impairment testing and has been allocated according to the operating segments (note 15).

Based on the assumptions described above management has not identified any evidence of goodwill impairment(3) on March 31, 2018 and December 31,2017.

		3/31/2018	12/31/2017
Breakdown
Banco ABN Amro Real S.A. (Banco Real)		27,217,565	27,217,565
Olé Consignado		62,800	62,800
Super Pagamentos e Administração de Meios Eletrônicos Ltda. (Super)		13,050	13,050
Banco PSA Finance Brasil S.A.		1,557	1,557
Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Santander Getnet)		1,039,304	1,039,304
Ipanema Empreendimentos e Participações Ltda.		27,860	28,120
Produban Serviços de Informática S.A.		7,205	-
Other		-	1,860
Total		28,369,341	28,364,256

	Commercial Bank
			12/31/2017
Key assumptions:
Basis for determining the recoverable amount	Value in use: cash flows
Period of the projections of cash flows (1)			5 years
Perpetual growth rate			8.3%
Discount rate (2)			14.57%

(1) The projections of cash flow are prepared using Management´s growth plans and internal budget, based on historical data, market expectations and conditions such as industry growth, interest rate and inflation.

(2) The discount rate is calculated based on the capital asset pricing model (CAPM). The discount rate before tax is 20.42%.
The impairment test was performed during the second half of 2017, since at the end of each reportable period or whenever there is any indication of impairment, goodwill is tested for impairment.

In the goodwill impairment test, discount rates and perpetuity growth are the most sensitive assumptions for the calculation of present value (value in use) of future cash flows discounted to present value. With the variation of + 0.25% or -0.25% in these rates, the value of future cash flows discounted to present value remains higher than Banco Santander's shareholders' equity.

b) Other intangible assets

Changes in the other intangible assets for the three month period ended March 31, 2018 and 2017, are as follows:
	IT developments	Other assets	Total
Balances as of December 31, 2017	1,734,866	102,921	1,837,787
Addition	288,177	81	288,258
Write-off	(27,842)	-	(27,842)
Transfers	(196,633)	(1)	(196,634)
Amortization	(125,096)	(4,798)	(129,894)
Additions by Company Acquisition	7	-	7
Balances as of March 31, 2018	1,673,479	98,203	1,771,682
Estimated Useful Life	5 years	Until 5 years

	IT developments	Other assets	Total
Balances as of December 31, 2016	1,768,251	113,552	1,881,803
Addition	151,078	-	151,078
Write-off	(3,485)	-	(3,485)
Transfers	6,064	-	6,064
Amortization	(101,563)	(5,222)	(106,785)
Balances as of March 31, 2017	1,820,345	108,330	1,928,675
Estimated Useful Life	5 years	Until 5 years	-

8. Financial liabilities

a) Breakdown by category

The breakdown by nature and category for purposes of measurement, of the Bank’s financial liabilities, other than “Hedging Derivatives”, as at March 31, 2018 and December 31, 2017 is as follows:

	3/31/2018
	Financial Liabilities Measured At Fair Value Through Profit Or Loss	Financial Liabilities Measured at Amortized Cost	Total
Deposits from Brazilian Central Bank and deposits from credit institutions	-	97,757,290	97,757,290
Customer deposits	-	278,990,382	278,990,382
Marketable debt securities	-	74,758,674	74,758,674
Trading derivatives	18,888,192	-	18,888,192
Subordinated liabilities	-	533,639	533,639
Short positions	33,115,990	-	33,115,990
Debt Instruments Eligible to Compose Capital	-	8,404,082	8,404,082
Other financial liabilities	-	42,277,640	42,277,640
Total	52,004,182	502,721,707	554,725,889

	12/31/2017
	Trading Financial Liabilities	Financial Liabilities Measured at Amortized Cost	Total
Deposits from Brazilian Central Bank and deposits from credit institutions	-	79,374,685	79,374,685
Customer deposits	-	276,042,141	276,042,141
Marketable debt securities	-	70,247,012	70,247,012
Trading derivatives	16,514,154	-	16,514,154
Subordinated liabilities	-	519,230	519,230
Short positions	32,808,392	-	32,808,392
Debt Instruments Eligible to Compose Capital	-	8,436,901	8,436,901
Other financial liabilities	-	44,260,735	44,260,735
Total	49,322,546	478,880,704	528,203,250

b) Composition and details

b.1) Deposits from the Brazilian Central Bank and Deposits from credit institutions

		3/31/2018	12/31/2017
Demand deposits (1)		281,583	306,081
Time deposits (2)		51,874,449	52,739,163
Repurchase agreements		45,601,208	26,329,441
Of which:
Backed operations with Government Securities		45,601,208	26,329,441
Total		97,757,290	79,374,685
(1) Non-interest bearing accounts.
(2) It includes the operation with credit institution arising from export and import financing lines, BNDES and Finame on-lending, locally and abroad, and other foreign credit.

b.2) Customer deposits

		3/31/2018	12/31/2017
Demand deposits
Current accounts (1)		16,987,309	17,559,985
Savings accounts		41,408,726	40,572,369
Time deposits		164,193,267	146,817,650
Repurchase agreements		56,401,080	71,092,137
Of which:
Backed operations with Private Securities (2)		23,050,433	33,902,890
Backed operations with Government Securities		33,350,647	37,189,247
Total		278,990,382	276,042,141
(1) Non-interest bearing accounts.
(2) Refers primarily to repurchase agreements backed by debentures own issue.

b.3) Marketable Debt securities

		3/31/2018	12/31/2017
Real estate credit notes - LCI (1)		27,231,079	27,713,873
Eurobonds		4,035,282	1,992,828
Treasury Bills (2)		34,122,375	31,686,259
Agribusiness credit notes - LCA (3)		9,369,938	8,854,052
Total		74,758,674	70,247,012

Indexers:		Domestic	Abroad

Treasury Bills		97% to 108% of CDI	-
		100% of IGPM	-
		100% of IPCA	-
		Pre-fixed: 10.05% to 17.74%	-
		104% to 105% of SELIC	-
Real estate credit notes - LCI		70% to 97% of CDI	-
		Pre-fixed: 8.27% to 14.91%	-
		100% of IPCA	-
		100% of TR	-
Agribusiness credit notes - LCA		87% to 94% of CDI	-
Eurobonds		0.7% to 3%	0.72% to 15.70%

(1) LCI´s are fixed income securities underlined to mortgage loans and collateralized by mortgage or chattel mortgage on property. On March 31, 2018, there are maturities between 2018 to 2026 (12/31/2017 - there were maturities between 2018 to 2026).

(2) The main features of the financial letters are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On March 31, 2018, the maturities are between 2018 to 2025 (12/31/2017 - they have a maturity between 2018 to 2025).

(3) Agribusiness credit notes are fixed income securities which resources are allocated to the promotion of agribusiness, indexed between 87.0% and 94.0% of the CDI. On March 31, 2018, the maturities are between 2018 to 2021 (12/31/2017 -  the maturities were between 2018 to 2019).

The changes in the balance of Marketable debt instruments in the three-month periods ended March 31, 2018 and 2017 were as follows:

						1/01 to 3/31/2018	1/01 to 3/31/2017
Balance at beginning of the period						70,247,012	99,842,955
Issues						17,228,812	10,002,848
Payments						(13,904,931)	(22,799,908)
Interest						1,132,919	2,769,065
Exchange differences and other						54,862	(34,477)
Balance at end of the period						74,758,674	89,780,483

The Composition of "Eurobonds and other securities" is as follows:

					Interest	3/31/2018	12/31/2017
	Issuance		Maturity	Currency	Rate (p.a.)	Total	Total
Eurobonds		2015	2018	USD	2.2%	-	40,333
Eurobonds		2015	2020	USD	2.9%	-	10,656
Eurobonds		2017	2018	USD	Zero Coupon to 2.4%	753,946	1,195,668
Eurobonds		2017	2019	USD	Libor 3M + 1.0%	166,525	165,677
Eurobonds		2017	2024	USD	6.9% to 10.0%	538,843	541,487
Eurobonds		2018	2018	USD	Zero coupon to 1.9%	100,202	-
Eurobonds		2018	2019	USD	Zero coupon to 2.9%	244,954	-
Eurobonds		2018	2024	USD	6.9%	1,022,308	-
Eurobonds		2018	2025	USD	5.9%	1,139,297	-
Other						69,207	39,007
Total						4,035,282	1,992,828

b.4) Subordinated liabilities

The Composition of "Subordinated Liabilities" is as follows:

						3/31/2018	12/31/2017
	Issuance		Maturity (1)	Issuance Value	Interest Rate (p.a.)	Total	Total
Subordinated Liabilities	may - 08		may - 15 to may - 18	R$283	CDI (2)	111,608	109,572
Subordinated Liabilities	may to jun - 08		may - 15 to jun - 18	R$268	IPCA (3)	422,031	409,658
Total						533,639	519,230
(1) Subordinated deposit certificates issued with yield paid at the end of the term together with the principal.
(2) Indexed to 100% and 112% of the CDI.
(3) Indexed to the extended consumer price index plus interest of 8.3% p.a. to 8.4% p.a.

Changes in the balance of "Subordinated liabilities" for the three-month period ended March 31, 2018 and 2017 were as follows:

					1/01 to 3/31/2018	1/01 to 3/31/2017
Balance at beginning of the period					519,230	466,246
Interest					14,409	14,789
Balance at end of the period					533,639	481,035

b.5) Debt Instruments Eligible to Compose Capital

Details of the balance of "Debt Instruments Eligible to Compose Capital" for the issuance of equity instruments to compose the Tier I and Tier II of regulatory capital due to the Regulatory Capital Optimization Plan, are as follows:

					3/31/2018	12/31/2017
	Issuance	Maturity	Issuance Value	Interest Rate (p.a.) (3)		Total
Tier I (1)	jan-14	no maturity (perpetual)	R$3,000	7.4%	4,207,552	4,187,531
Tier II (2)	jan-14	jan-24	R$3,000	6.0%	4,196,530	4,249,370
Total					8,404,082	8,436,901
(1) Interest quarterly paid since April 29, 2014.
(2) The interest payable semiannually since July 29, 2014.
(3) The effective interest rate, considering the income tax source assumed by the issuer, is 8.676% and 7.059% for instruments Tier I and Tier II, respectively.

Changes in the balance of "Debt Instruments Eligible to Compose Capital" for the three-month period ended March 31, 2018 and 2017 were as follows:

					1/01 to 3/31/2018	1/01 to 3/31/2017
Balance at beginning of the period					8,436,901	8,311,918
Interest payment Tier I (1)					68,449	67,933
Interest payment Tier II (1)					55,413	54,978
Foreign exchange variation					67,372	(198,589)
Payments of interest - Tier I					(85,294)	(85,817)
Payments of interest - Tier II					(138,759)	(139,611)
Balance at end of the period					8,404,082	8,010,812
(1) The remuneration of interest relating to the Debt Instruments Eligible to Compose Capital Tier I and II was recorded against income for the period as "Interest expense and similar charges".

9. Provisions

a) Breakdown

					3/31/2018	12/31/2017
Provisions for pension funds and similar obligations					4,015,756	3,923,457
Provisions for judicial and administrative proceedings, commitments and other provisions					10,836,206	10,063,459
Judicial and administrative proceedings under the responsibility of former controlling stockholders					696,946	707,131
Judicial and administrative proceedings					8,587,696	8,365,320
Of which:
Civil					2,568,656	2,522,005
Labor					3,671,671	3,448,388
Tax and Social Security					2,347,369	2,394,927
Provision for contingent liabilities (Note 3 b.2)					901,337	-
Other provisions					650,227	991,008
Total					14,851,962	13,986,916

b) Provisions for civil, labor, tax and social security contingencies

Banco Santander and its subsidiaries are part of lawsuits and administrative tax, labor and civil proceedings arising in the normal course of its activities.

The provisions were constituted based on the nature, complexity, lawsuits historic and company´s assessment of lawsuit losses based on the opinions of internal and external legal advisors. Santander has the policy to fully provision the lawsuits for which the loss assessment is considered probable. The legal obligation of tax and social security were fully recognized in the financial statements.

Management understands that the provisions recorded are sufficient to meet legal obligations and losses derived from lawsuits and administrative proceedings.

In October 2017, the Bank joined the Incentive Payment and Installment Programs of the municipalities of São Paulo and Rio de Janeiro. Adhesions to the programs included payment of administrative and legal proceedings related to the ISS, related to the periods 2005 to 2016, in the total of R$292,562. As a consequence, provisions were reversed in the amount of R$435,454. In the Statement of Income, a reversal of provisions was recorded, net of tax effects, in the total of R$96,129.

In August, 2017, the Bank and its affiliates joined a federal amnesty program established by MP (Law) 783/2017 and reissues.

The adherence to the program included judicial and administrative tax cases related to Income Tax, Social Contribution and Social Security Contributions from the period of 1999 to 2005 tax periods, in the total of R$534,001, after the benefits of the amnesty program, of which R$191,897 payment was due in August 2017 and R$299,820 was done in January 2018. With the conversion of the provisional measure into law, and its amendments, the amount became R$491,717.

b.1) Lawsuits and Administrative Tax and Social Security

The main lawsuits related to tax legal obligations, recorded in the line "Tax Liabilities - Current", fully registered as obligation, are described below:

PIS and Cofins - R$3,534,579 (December 31, 2017 - R$3,501,464): Banco Santander and its subsidiaries filed lawsuits aiming to eliminate the application of Law 9,718/1998, which modified the calculation basis of PIS and Cofins applied to all revenues of legal entities and not only to those arising from services rendered and sale of goods. Regarding Banco Santander lawsuit, on April 23, 2015, it was published the Brazilian Supreme Court ("STF") decision admitting the Extra common Appeal filed by the Federal Government regarding PIS and denying the move forward of the Extra common Appeal of the Federal Public Prosecutor regarding Cofins. Both appealed this decision, without any success, so that the lawsuit relating to Cofins is defined, prevailing the judgment of the Federal Regional Court of the 4th Region of August 2007, favorable to Banco Santander. The eligibility of PIS by Banco Santander and the eligibility of PIS and Cofins by the other controlled companies are pending of final judgment by the STF. In the fiscal year 2015, with the decision of the STF, Banco Santander reversed the provision constituted to cover legal obligations related to Cofins, in the amount of R$7,950 million (R$4,770 million, after tax effects).

• Increase in CSLL tax rate - R$913,506 (December 31, 2017 - R$905,113 ) – The Bank and its subsidiaries are discussing the increase in the CSLL tax rate, from 9% to 15%, established by Executive Act 413/2008, subsequently converted into Law 11,727/2008, as from April 2008. The lawsuits are still pending of judgment.

Banco Santander and its subsidiaries are part in lawsuits and administrative proceedings related to tax and social security matters, which their risk of loss are classified as probable, based on the opinion of legal counsel.

The main topics discussed in these lawsuits are:

• Tax on Services  for Financial Institutions (ISS) - R$233,339 (December 31, 2017 - R$237,960): Banco Santander and its subsidiaries filed lawsuits and administrative proceedings to challenge some municipalities collection of ISS on certain revenues derived from transactions not usually classified as services.

• Social Security Contribution (INSS) - R$266,673 (December 31, 2017 - 265,022): Banco Santander and its subsidiaries got into lawsuits and administrative proceedings to challenge the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, do not have nature of salary.

• Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - R$718,541 (December 31, 2017 - R$714,604): in May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against Banco Santander Brasil S.A. The tax assessments refer to the collection of CPMF tax on transactions conducted by Santander DTVM in the cash management of its customers’ funds and clearing services provided by Banco to Santander DTVM in 2000, 2001 and 2002. Based on the risk assessment of legal counsel, the tax treatment was accurate. Santander DTVM had a favorable decision at the Board of Tax Appeals (CARF). Banco Santander had a unfavorable decision and was considered responsible for the collection of the CPMF tax. Both decisions were appealed by the respective losing party to the highest jurisdiction of CARF. In June 2015 , Bank and DTVM had obtained a non favorable decision at CARF. On July 3, 2015 Bank and Santander Brasil Tecnologia S.A.(current denomination of Produban Serviços de Informática S.A. and Santander DTVM) filed lawsuit aiming to cancel both tax charges on the period ended March 31, 2018 amounting R$1,439,518 million. Based on the evaluation of legal advisors, it was constituted provision to lawsuits with risk of loss as probable.

b.2) Lawsuits and Administrative Proceedings - Labor Contingencies

These are lawsuits filed by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they believe are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the payments and successes historic. Claims that do not fit the previous criteria have their provisions constituted according to individual assessment performed, and provisions being constituted based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

b.3) Civil judicial and administrative proceedings

These contingencies are generally caused by: (1) Lawsuits with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) lawsuits deriving of financing agreements, (3) lawsuits of execution; and (4) lawsuits of indemnity by loss and damage. For civil lawsuits considered common and similar in nature, provisions are recorded based on the average of cases closed. Claims that do not fit the previous criteria are provisioned according to individual assessment performed, and provisions are based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

The main processes with the classification of risk of loss as probable are described below:

• Lawsuits for indemnity - seeking indemnity for material and emotional damage, regarding the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recorded based on the average of cases closed. Civil lawsuits that do not fit into the previous criteria are provisioned according to the individual assessment made, being the provisions recognized based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

• Economic Plans  -  Lawsuits filed by savings accountholders, related to supposed inflation purge arising from the Economic Plans (Bresser, Verão, Collor I and II), based on the understanding that such plans violated acquired rights relating to the application of inflation indexes on Saving Accounts, Lawsuits Deposits and Time Deposits (CDB). Provisions arising from such lawsuits are recorded based on the individual evaluationof loss made by external legal consultants.

Banco Santander is also party in public class lawsuits on the same matter filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. The provision is made for the lawsuits with the classification of risk as probable, based on the individual execution orders. The STF is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in courts or in phase of definitive execution. There are favorable decisions to Banks at the STF with regard to a economic phenomenom similar to the savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

 However, the Supreme Court´s jurisprudence has not come to a conclusion regarding the constitutionality of the norms that changed Brazil’s monetary standard. On April 14, 2010, the lastly court prior to the Supreme Court ("STJ") had decided that the deadline for the filing of civil lawsuits that argue the government's purge is five years, but this decision has not been handed down on the lawsuits yet. Thus, with this decision, a majority lawsuits, as they were filed after the period of five years is likely to be rejected, reducing the values involved. Still, the STF decided that the deadline for individual savers to become party on the public civil litigations, is also five years, counted from the final unappealable sentence. Banco Santander believes in the success of the arguments defended in these courts based on their content and the legal basis.

At the end of 2017, the General Union Law (AGU), Bacen, Institute of Consumer Protection (Idec), the Brazilian Front of the Moneysavers (Febrapo), the Brazilian Banks Federation (Febraban) have signed an agreement with the purpose to close all lawsuits related to Economic Plans.

The discussions focused on the definition of the amount that would be paid to each person according to the oustanding balance in the saving account. The total amount of the payments will depend on the number of the additional clients, and also on the number of moneysavers that approved in the courts the existance of their account and balance in the birthday date of the indexes changes. The term of agreement negotiated between the parties was submitted to the STF which approved the terms of the agreement.

Management considers that the accrued provisions are due to charge interest in accordance with the plans, including considering the agreement approved by the STF.

b.4) Civil, Labor, Tax, and Security Social Liabilities Contingent Classified with Loss Risk as Possible:

Refer to lawsuits and administrative proceedings involving tax, labor and civil matters classified by legal counsels with loss risk as possible, which they were not recorded.

The tax lawsuits classification with loss risk as possible, totaled R$22,462 million, being the main lawsuits as follow:

• Credit Losses - Bank and its subsidiaries challenged the tax assessments issued by the Federal Revenue Services claiming the deduction for credit  losses  because they fail to meet the relevant requirements under applicable law. As of March 31, 2017 the amount related to this challenge is approximately R$440 million.

• INSS on Profit Sharing Payments (“PLR”) – INSS on Profit Sharing Payments (“PLR”) – Bank and the subsidiaries are involved in several lawsuits and administrative proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of March 31, 2018 the amounts related to these proceedings totaled approximately R$4,574 million.

• IRPJ and CSLL - Capital Gain - the Federal Tax Office of Brazil issued infraction notices against Santander Seguros, successor company of ABN AMRO Brasil  Dois Participações S.A. (AAB Dois Par), charging income Tax and Social Contribution to related base year 2005. The Federal Tax Authority of Brazil claims that capital gain in sales of shares from Real Seguros S.A and Real Vida Previdência  S.A. by AAB Dois Par should be taxed by the rate of 34% instead 15%. The assessment was contested administratively based on understanding that tax treatment adopted at the transaction was in compliance with tax laws and capital gain was taxed properly. The administrative lawsuit is awaiting trial. The Banco Santander is responsible for any adverse outcome in this lawsuit as former Zurich Santander Brasil Seguros e Previdência S.A. stockholder. As of March 31, 2018 the amount related to this proceeding is approximately R$294  million.

• Goodwill amortization of Banco Real – the Brazilian Tax Authority  issued infraction notices against the Bank to require the income tax and social payments, including late charges, for the period of 2009. The Tax Authorities considered that the goodwill related to acquisition of Banco Real, amortized for accounting purposes prior to the merger, could not be deduced by Banco Santander for tax purposes. The  infraction notice was contested. On July 14, 2015, the Police Judging RFB decided favorably to Banco Santander, fully canceling the tax debt. This decision will craft appealed before the CARF. As of March 31, 2018, the balance was approximately R$1,343 million.

• Goodwill amortization of Banco Sudameris – the Brazilian Tax Authority have issued infraction notices to require the income tax and social contribution payments, including late charges, relating to tax deduction of amortization of goodwill from the acquisition of Banco Sudameris, related to the period of 2007 to 2012.  Banco Santander timely presented its appeals, which are pending. On March 31, 2018, the balance was approximately R$615 million.

• Unrecognized Compensation – The Bank and its affiliates discuss administrative and legal proceedings with the Brazilian Federal Revenue, the not ratification of tax offsets with credits due to overpayment or undue payment. On March 31, 2018, the figure was R$2,286 million.

The labor claims with classification of loss risk as possible totaled R$65 million, excluding the lawsuits below:

• Semiannual Bonus or PLR - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees from Banco do Estado de São Paulo S.A. - Banespa, that had been hired up to May 22, 1975, filed by Banespa’s Retirees Association. This lawsuit was dismissed against the Bank by the Superior Labor Court. The STF rejected the extra common appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander filed a Regimental Appeal which holds STF´s decision. The Regimental Appeal is an internal appeal filed in the STF, in order to refer the monocratic decision to a group of five ministers. The 1st Class of the Supreme Court upheld the appeal by the Bank and denied the Afabesp. The subjects of the extra common appeal of the Bank will move forward to the Supreme Court for decision on overall impact and judgment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and such disclosure may impact the progress of the claim.

• Readjustment of Banesprev retirement complements by the IGPDI - lawsuit filed in 2002 in Federal Court by the Association of Retired Employees of the Banco do Estado de São Paulo S.A. - Banespa, requesting the readjustment of the retirement supplementation by the IGPDI for Banespa retirees who have been admitted until May 22, 1975. The judgment granted the correction but only in the periods in which no other form of adjustment could be applied. The Bank and Banesprev have appealed this decision and although the appeals have not yet been judged, the Bank's success rate in this matter in the High Courts is around 90%. In Provisional Execution, calculations were presented by the Bank and Banesprev with "zero" result due to the exclusion of participants who, among other reasons, are listed as authors in other lawsuits or have already had some type of adjustment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and such disclosure may impact the progress of the claim.

The liabilities related to civil lawsuits with classification of loss risk as possible totaled R$1,363 million, being the main lawsuits as follow:

• Indemnity lawsuit arising of the Banco Bandepe - related to mutual agreement on appeal to the Justice Superior Court (STJ - Superior Tribunal de Justiça);

• Indemnity lawsuit related to custody services - provided by Banco Santander (Brasil) S.A. at an early stage which was not handed down yet;

• Lawsuit arising from a contractual dispute - the acquisition of Banco Geral do Comércio S.A. on appeal to the Court of the State of São Paulo (TJSP - Tribunal de Justiça do Estado de São Paulo).

b.5) Judicial and administrative proceedings under the responsibility of former controlling stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$687,849, R$2,600 and R$6,496 (December 31, 2017 -R$698,141, R$2,607 and R$6,381), with responsibility of the former controlling stockholders of the bank and acquired entities. Based on the agreements signed these lawsuits have guarantees of full reimbursement by the former controlling stockholders, and amounts reimbursable were recorded under other assets.

c) Provisions for contingent liabilities

According to the Note 2.iii.ix, IFRS 9 requires that a provision for expected loan losses shall be registered for contracts of financial guarantees provided which had not been honored. It shall be measured and registered the provision expense that reflects the credit risk when the honor of these guarantees occurs and the client endorsed does not comply with its contractual obligations. So it is demonstrated below the changes of such provisions for the period  of three months ended in March 31, 2018.

						01/01 a 31/03/2018
Balances at the beginning of the period (in 01/01/2018 after the IFRS 9 first adoption)						674,513
Constitution of provisions for contingent liabilities						226,824
Balances at the end of period (Note 3.b.2)						901,337

10. Stockholders Equity

a) Capital

According to the by-laws, Banco Santander's capital stock may be increased up to the limit of its authorized capital, regardless of statutory reform, by resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (nine  billion, ninety million, nine hundred and nine thousand and ninety) shares, subject to the established legal limits on the number of preferred shares. Any capital increase that exceeds this limit will require shareholders` approval.

The capital stock, fully subscribed and paid, is divided into registered book-entry shares with no par value.

	Thousand shares
	3/31/2018			12/31/2017
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	68,564	94,141	162,705	66,207	91,779	157,986
Foreign Residents	3,750,131	3,585,695	7,335,826	3,752,488	3,588,057	7,340,545
Total	3,818,695	3,679,836	7,498,531	3,818,695	3,679,836	7,498,531
(-) Treasury shares	(2,833)	(2,833)	(5,666)	(5,845)	(5,845)	(11,690)
Total outstanding	3,815,862	3,677,003	7,492,865	3,812,850	3,673,991	7,486,841

b) Dividends and interest on capital

According to the Bank’s bylaws, shareholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends at a rate that is 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividend have been and will continue to be calculated and paid in accordance with Brazilian Corporate Law.

Prior to the annual shareholders meeting, the Board of Directors may resolve on the declaration and payment of dividends on earnings based on (i) balance sheets or earning reserves shown in the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, provided that the total dividends paid in each half of the fiscal year shall not exceed the amount of capital reserves. These dividends are fully attributed to the mandatory dividend.

The highlight of interest on capital in the first quarter of 2018 is described below:

			3/31/2018
			Thousands of Reais	Real per Thousand Shares / Units
				Common	Preferred	Units
Interest on Capital (1)(2)			600,000	0.0763	0.0840	0.1603
Total on March 31, 2018			600,000

(1) Established by the Board of Directors in March 27, 2018, Common Shares - R$0.0649, preferred - R$0.0714 e Units - R$0.1362  net of taxes and will be paid in April 26, 2018, without any remuneration for monetary restatement.

(2) The amount of interest on shareholders' equity will be fully charged to the mandatory minimum dividends to be distributed by the Bank for the year 2018.

In the first quarter of 2017, there was no mention of dividends or interest on shareholders' equity.

c) Treasury Shares

In the meeting held on November 1, 2017, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 3, 2017, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 38,717,204 Units, representing 38,717,204 common shares and 38,717,204 preferred shares, or the ADRs, which, on September 30, 2017, corresponded to approximately 1.03% of the Bank’s share capital. On September 30, 2017, the Bank held 373,269,828 common shares and 401,074,242 preferred shares being traded

The Buyback has the purpose to (1) maximize the value creation to shareholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long Term Incentive Plans. The term of the Buyback Program was 365 days counted from November 6, 2017, and expired on November 5, 2018.

	3/31/2018	12/31/2017
	Quantity	Quantity
	Units	Units
Treasury shares at beginning of the period	1,773	25,786
Cancellation of ADRs (1)	-	(32,276)
Shares Acquisitions	5,088	12,768
Payment - Share-based compensation	(4,028)	(4,505)
Treasury shares at end of period	2,833	1,773
Subtotal - Treasury Shares in thousands of reais	R$ 102,509	R$ 148,246
Emission Costs in thousands of Reais	R$ 206	R$ 194
Balance of Treasury Shares in thousands of reais	R$ 102,715	R$ 148,440
Cost/Market Value	Units	Units
Minimum cost	R$ 7.55	R$ 7.55
Weighted average cost	R$ 25.75	R$ 24.41
Maximum cost	R$ 36.98	R$ 32.29
Market value	R$ 27.64	R$ 27.64

(1) At the EGM held on September, 18, 2017, it was approved the cancellation of 64,551,366 treasury shares (equivalent to 32,276 thousand Units) with the counterparty headings Capital Reserves and Profit Reserves, which represent the total of treasury shares registered in the book of common shares at that date, without reduction of the capital and consequent change in the clause 5th from the Bylaws in order to reflect the new quantities of common and preferred shares, nomatives and without value which represent the Banco Santander´s capital.

Additionally, during the three-month period ended in March 31, 2018, treasury shares were traded, that have resulted in gain of R$4,016 (3/31/2017 - loss of R$944) recorded directly in equity in capital reserves.

11. Income Tax

The total charge for the three-month period can be reconciled to the accounting profit as follows:

	1/01 a 3/31/2018	1/01 a 3/31/2017
Operating Income before Tax	4,865,602	4,340,671
Interest on capital (1)	(600,000)	-
Operating Income before Tax	4,265,602	4,340,671
Tax (25% of Income Tax and 20% of Social Contribution)	(1,919,521)	(1,953,302)
PIS and COFINS (net of income tax and social contribution) (2)	(374,764)	(413,517)
Non - Taxable/Indeductible :
Equity instruments	1,520	2,450
Goodwill (3)	(25,188)	199,963
Exchange variation - foreign operations (4)	92,749	(474,865)
Net Indeductible Expenses of Non-Taxable Income	78,378	97,528
Adjustments:
IR/CS Constitution on temporary differences	(59,411)	460,243
CSLL Tax rate differential effect (5) (6)	110,926	(256,754)
Others Adjustments	101,385	5,396
Income tax and Social contribution	(1,993,926)	(2,332,858)
Of which:
Current taxes (7)	(1,508,499)	(2,233,289)
Deferred taxes	(485,427)	(99,569)
Taxes paid in the period	(2,014,665)	(247,792)

(1) Amount distributed to shareholders as interest attributable to shareholders' equity. For accounting purposes, although interest should be reflected in the statement of income for tax deduction, the charge is reversed before the calculation of net income in the financial statements and deducted from shareholders' equity, since it is considered as a dividend.

(2) PIS and COFINS are considered a profit-base component (net basis of certain revenues and expenses), therefore and accordingly to IAS 12 it is recorded as income taxes.

(3) On March 31, 2017 the difference between the tax basis and accounting basis of goodwill on acquisition of Banco ABN Amro Real S.A. is a permanent and definitive difference. Administration in this case the possibility of loss on impairment or disposal is remote and only applies to the entity as a whole and according to the characteristics of the business combination performed, it is not possible to segregate and identify the business originally acquired. Therefore deferred tax liability is not record.

(4) Permanent difference related of foreign currency exchange variation on investments abroad nontaxable/deductible (see details below).
(5) Effect of rate differences for the other non-financial entity, which the social contribution tax rate is 9%.
(6) Includes the increase of the provisional CSLL rate (5%) from September 2015 to December 2018.
(7) Includes, mainly, the tax effect on expenses with donations, revenues from judicial deposit updates and other income and expenses that do not qualify as temporary differences.

Exchange Hedge of Grand Cayman and of Santander Brasil EFC

Banco Santander operates an agency in the Cayman Islands, a branch in Luxembourg, authorized to operate on March 5, 2018 and a subsidiary called Santander Brasil Establecimiento Financiero de Credito, EFC, or "Santander Brasil EFC" (an independent subsidiary in Spain), which are used primarily to raise funds in the capital and financial markets to provide the Bank with credit lines that are extended to its clients for foreign trade and working capital financing.

To hedge the exposure to exchange rate variations, the Bank uses derivatives and funding. In accordance with Brazilian tax rules, gains or losses arising from the impact of the appreciation or depreciation of the Real on foreign investments are not taxable for PIS / Cofins / IR / CSLL purposes, while the gains or losses of the derivatives used as hedges are taxable. The purpose of these derivatives is to protect net income after taxes.

Tax distinct treatment from such exchange rate differences results in volatility in "Operating Income Before Tax" and "Income taxes". The foreign exchange variations recorded as a result of foreign investments in the period ended March 31, 2018 and 2017.

In R$ Million	01/01 a 3/31/2018	01/01 a 3/31/2017
Result generated by the exchange rate variations on the Bank's investment in the Cayman and EFC Branch	184	(1,066)
Result generated by derivative contracts used as hedge	(351)	2,033
Tax effect of derivative contracts used as hedge - IR / CS	151	(872)
Tax effect of derivative contracts used as hedge - PIS / COFINS	16	(95)
Exchange Hedge Total Effect	-	-

12. Breakdown of income accounts

a) Personnel expenses

	1/01 to 3/31/2018	1/01 to 3/31/2017
Salary	1,441,631	1,375,933
Social security costs	353,122	341,055
Benefits	352,291	326,507
Defined benefit pension plans	2,410	5,018
Contributions to defined contribution pension funds	51,419	21,133
Share-based payment costs	(1,501)	7,966
Training	9,222	8,641
Other personnel expenses	76,181	71,569
Total	2,284,775	2,157,822

b) Other administrative expenses

	1/01 to 3/31/2018	1/01 to 3/31/2017
Property, fixtures and supplies	320,284	324,582
Technology and systems	378,120	331,030
Advertising	103,917	78,358
Communications	149,482	114,191
Subsistence allowance and travel expenses	26,096	23,082
Taxes other than income tax	22,094	22,322
Surveillance and cash courier services	159,516	149,436
Insurance premiums	6,682	7,519
Specialized and technical services	440,647	516,988
Other administrative expenses	173,298	127,412
Total	1,780,136	1,694,920

13. Share-based compensation

Banco Santander has long-term compensation plans linked to the market price of the shares. The members of the Executive Board of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, may also be eligible according to the seniority of the group. For the Board of Directors members in order to be eligible, they are required to exercise Executive Board functions.

a) Local program

The long-term incentive plan SOP 2013 was closed in the year 2016, however remains opened for exercise until June 30, 2018, as approved at the EGM of April 29, 2013. In2018, remains opened the plan for Private Banking segment called the Private Ultra High Long Term Incentive Plan.

(i) Share purchase plans

Long-Term Incentive Plan – SOP 2013: It is a call option plan with 3 years of duration. The period for the exercise comprises between June 30, 2016 to June 30, 2018. The number of Units to be exercised by the participants were determined according to the result of measurement of a performance parameter of the Bank: Total Shareholder Return (TSR) and adjusted by the indicator Return on Assets by Risk (RoRWA), comparison between realized and budgeted in each year. The final result of the plan was 89.61%.

a.1) Fair Value and Plans Performance Parameters

For accounting of the Local Program plan, an independent consultant promoted simulations based on Monte Carlo methodology, as presented the performance parameters used to calculate the shares to be granted. Such parameters are associated with their respective probabilities of occurrence, which are updated at the close of each period.

		SOP 2013 (1)
Total Shareholder Return (TSR) rank	% of Exercisable Shares
1st		100%
2nd		75%
3rd		50%
(1) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of the RoRWA..

For the fair value measurement of the plans options the following premises were used:

						SOP 2013
Method of Assessment						Black&Scholes
Volatility						40.00%
Rate of Dividends						3.00%
Vesting Period						3 years
Average Exercise Time						5 years
Risk-Free Rate						11.80%
Probability of Occurrence						60.27%
Fair Value of the Option Shares						R$ 5.96

The average value of shares SANB11(Shares of the Bank in B3 S.A.) for the period ended on March 31, 2018 is R$29.85 (12/31/2017 - R$28.47).

In the period ended on March 31, 2018 and 2017, no pro rata expenses, relating to the SOP plan.

	Number of Units	Exercise Price	Year Granted	Employees	Date of Commencement of Period	Expiration Date of Period
Final Balance on December 31, 2016	1,986,258
Exercised options (SOP - 2013)	(869,247)	12.84	2013	Directors	06/30/16	06/30/18
Final Balance on December 31, 2017	1,117,011
	-	-	-	Directors
Final Balance on March 31, 2018	1,117,011

a.2) Local Long-Term Incentive Plan - Cash

Long-Term Incentive Plan - Private Ultra High: aims to align the interests of Banco Santander and the Participant with views, on the one hand, to the growth and profitability of the Private business and, on the other hand, recognition of the Participant's contribution . The Plan has as its objective the payment by the Bank to the Participants as Variable Remuneration.

Each participant has a target in Reais, if the indicators are reached, the target will be applied on the reference value, the first, paid in March 2020 and the second in March 2021.
Indicators - Phase 1 (Reference Value)
• BAI of 2017 (Benefit Indicator before Private Ultra High Segment Taxes).
Indicators - Phase 2 (Calculation of Cash Incentive)
• BAI - 50%;
• MOL - 25% (Private Ultra High Segment Net Margin Indicator); and
• AUM - 25% (Assets Under Management Indicator of Private Ultra High Segment).

In March 31, 2018, expenses in the amount of R$2,935 (3/31/2017- R$2,935), related to the long-term incentive plan - Private Ultra High were registered.

a.3) Global Program

Long-Term Incentive Policy

In 2014, a share delivery plan called Long Term Incentive Global CRDIV - Grant 2014 was released.  This plan is subject to achievement of performance indicator Total Shareholder Return (TSR) of the Santander Group, comparing the evolution of the Group in this indicator for the main global competitors and the settlement will be in the Santander Spain Group shares.

In 2016, a stock delivery plan called Plan 2nd Global Long -Term Incentive CRDIV - Grant 2015 was launched.

Fair Value of Global Plan

1st Long-Term Incentive Global Plan CRDIV - Grant 2014

It is assumed that the grantee will not leave the Bank’s employment during the term of each plan. The fair value of the 50% linked to the Bank’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10 thousand simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

In view of the high correlation between TSR and EPS, it was considered feasible to extrapolate that (in a high percentage of cases) the TSR value is also valid for EPS. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, i.e. of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. Since this valuation refers to a non-market condition, it is reviewed and adjusted on a yearly basis.

Long-Term Incentive Global Plan CRDIV - Grant 2014
				2 years	3 years	4 years
Future income Dividend				11.10%	10.80%	9.50%
Expected Volatility				32.70%	34.70%	36.90%
Volatility comparator				12% - 52%	16% - 56%	16% - 52%
Risk-free interest rate				1.70%	2.10%	2.50%
Correlation				0.55	0.55	0.55

The indicator that will be used to measure the achievement of targets will be the comparison of the Total Shareholder Return (RTA) of the Santander Group with the RTA of fifteen (15) leading the Group's global competitors.

The indicator is calculated in two stages: initially for program verification in 2014 and a second time in the annual payment of each installment (2015, 2016 and 2017).

Each executive has a target in reais that was converted  to shares of Santander Group, by the price of R$19.2893. These shares will be delivered in the years 2016, 2017 and 2018, with sale restriction of one year after each delivery.

2nd Long-Term Incentive Global Plan CRDIV - Grant 2015

The agreed ILP values for each participant will be obtained from the verification of the achievement of indicators in two moments: the first time to determine the eligibility (2015-2016) and a second time to calculate the number of actions due (2016, 2017 and 2018).

Indicators - First time

• RTA versus Competitors; and

• ROTE Bank versus Budget.

Indicators - Second time

• RTA versus Competitors;

• ROTE Bank versus Budget;

• Employee satisfaction;

• Customer satisfaction; and

• Corporate main bank costumer indicator versus Budget.

Each executive has a target in reais that was converted to shares of Santander Bank Spain by the price of R$17.473. These shares will be delivered in 2019, with sale restriction of one (1) year after the delivery.

		Number of Shares	Granted Year	Employees	Data of Commencement of the Period	Data of Expiry of Period

	1st Long-Term Incentive Global Plan CRDIV - Grant 2014	1,613,057	2014	Executives	jan - 2014	dec - 2017
	2nd Long-Term Incentive Global Plan CRDIV - Grant 2015	1,775,049	2016	Executives	jan - 2015	dec - 2018
	Balance Plans on March 31, 2018	3,388,106

In the period ended March 31, 2018, were recognized daily pro-rata expenses amounting R$1,319 (3/31/2017 - expenses of R$1,101), related to costs to the respective dates of the above cycles, for total plans of the Global Program.

Plans do not result in dilution of the share capital of the Bank, because they are paid in shares of Banco Santander Spain.

b) Variable Remuneration Referenced in Shares

Banco Santander Spain's General Shareholders Meeting, held on June 11, 2010, approved the new policy relating to executive compensation through the payment referenced in variable compensation shares to the Group companies, including Banco Santander. This new policy, with adjustments applicable to Banco Santander, was approved by the Compensation Committee and the Board of Directors on February 2, 2011.

The plan's objectives are: (i) to align the compensation program with the principles of the “Financial Stability Board” (FSB) agreed upon at the G20; (ii) to align Banco Santander’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Banco Santander’s businesses and to recognize the participants’ contributions); (iii) to allow the retention of participants; and (iv) to improve Banco Santander’s performance  and defend the interests of stockholders' via a long-term commitment.

The purpose of the plan is the cash or shares payment of part of the variable compensation owed by Banco Santander to the plan’s participants pursuant to the Bank’s compensation policy, based on the future performance of the bank’s shares.

The referenced variable compensation in shares is within the limits of the overall management compensation approved by Banco Santander's Annual Stockholders' Meeting.

The total number of shares on which the compensation plan is based will be settled in three installments and equally allocated to each of the three fiscal years following the reference year.

On September 29, 2015, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable compensation of directors and certain employees, which was approved in EGM (Extraordinary General Meeting) of December 14, 2015.

,

The approval of the last proposal of the incentive plan (deferral) to pay the variable remuneration of administrators and certain employees occurred on October 25, 2016, as approved in the Extraordinary General Meeting held on December 21, 2016.

This proposal includes certain requirements for deferred payment of part of the future variable compensation due to its managers and other employees, given the financial basis for sustainable long-term adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

The variable compensation plan Banco Santander is divided into two programs: (i) Collective Identified and (ii) Collective unidentified.

a) Identified Collective - Participants of the Executive Committee, Statutory Directors and other executives who take significant risks in the Bank and are responsible for the control areas. The payment deferral will be held in two ways: 50% in cash, indexed to 100% of CDI and 50% in shares (Units SANB11). On the period ended on March 31, 2018, was recorded expenses amounting R$3,131 (3/31/2017 - loss of R$6,826), regarding the provision of the deferral plan in shares.

b) Collective Unidentified - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% cash, indexed to 100% of CDI. On the period ended on March 31, 2018, there were gain of R$15,429 (3/31/2017 - gain of R$14,932).

14. Business segment reporting

In accordance with IFRS 8, an operating segment is a component of an entity:

(a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity),

(b) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

(c) For which discrete financial information are available.

Based on these guidelines the Bank has identified, the following reportable operating segments:

	• Commercial Banking,

	• Global Wholesale Banking,

The Bank has two segments, the commercial (except for the Corporate Banking business managed globally using the Global Relationship Model) and the Global Wholesale Banking segment includes the Investment Banking and Markets operations, including departments cash and stock trades.

The Bank operates in Brazil and abroad, through the Cayman branch and its subsidiary in Spain, with Brazilian clients and therefore has no geographical segments.

The income statements and other significant data are as follows:

	1/01 to 3/31/2018
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	9,326,547	492,913	9,819,460
Income from equity instruments	7,832	5,680	13,512
Income from companies accounted for by the equity method	3,377	-	3,377
Net fee and commission income	3,054,685	400,564	3,455,249
Gains (losses) on financial assets and liabilities and exchange differences (1)	(264,463)	333,941	69,478
Other operating income/(expenses)	(152,623)	(19,252)	(171,875)
TOTAL INCOME	11,975,355	1,213,846	13,189,201
Personnel expenses	(2,081,714)	(203,061)	(2,284,775)
Other administrative expenses	(1,708,945)	(71,191)	(1,780,136)
Depreciation and amortization	(404,105)	(27,884)	(431,989)
Provisions (net)	(817,500)	76,708	(740,792)
Net impairment losses on financial assets	(2,937,868)	(82,939)	(3,020,807)
Net impairment losses on non-financial assets	(47,170)	(15,030)	(62,200)
Other financial gains/(losses)	(2,900)	-	(2,900)
OPERATING INCOME BEFORE TAX (1)	3,975,153	890,449	4,865,602
Exchange Hedge (1)	166,788	-	166,788
ADJUSTED OPERATING INCOME BEFORE TAX (1)	4,141,941	890,449	5,032,390

	1/01 to 3/31/2017
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	7,594,942	629,096	8,224,038
Income from equity instruments	10,491	-	10,491
Income from companies accounted for by the equity method	5,444	-	5,444
Net fee and commission income	2,685,935	350,103	3,036,038
Gains (losses) on financial assets and liabilities and exchange differences (1)	1,178,823	665,505	1,844,328
Other operating income/(expenses)	(105,080)	2,671	(102,409)
TOTAL INCOME	11,370,555	1,647,375	13,017,930
Personnel expenses	(1,983,026)	(174,796)	(2,157,822)
Other administrative expenses	(1,677,293)	(17,627)	(1,694,920)
Depreciation and amortization	(374,257)	(24,506)	(398,763)
Provisions (net)	(971,406)	(3,776)	(975,182)
Net impairment losses on financial assets	(3,053,247)	(232,150)	(3,285,397)
Net impairment losses on non-financial assets	(41,930)	(127)	(42,057)
Other financial gains/(losses)	(123,118)	-	(123,118)
OPERATING INCOME BEFORE TAX (1)	3,146,278	1,194,393	4,340,671
Exchange Hedge (1)	(966,783)	-	(966,783)
ADJUSTED OPERATING INCOME BEFORE TAX (1)	2,179,495	1,194,393	3,373,888

(1) Includes in the Commercial Bank, the economic hedge of investment in US Dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line.

	3/31/2018
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	606,723,382	66,006,915	673,730,297
Loans and advances to customers	222,446,853	55,557,795	277,004,648
Customer deposits	216,054,574	62,935,808	278,990,382

	12/31/2017
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	580,090,401	65,612,638	645,703,039
Loans and advances to customers	217,539,345	54,880,812	272,420,157
Customer deposits	225,926,433	50,115,708	276,042,141

15. Related party transactions

The parties related to the Bank are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel and the entities over which the key management personnel may exercise significant influence or control.

The transactions between the Bank with its related parties for the three-month period ended March 31, 2018, 2017 and December 31, 2017, were as follows:

a) Key-person management compensation

The Board of Directors' meeting, held on March 27, 2018 approved, in accordance with the Compensation Committee the maximum global compensation proposal for the directors (Board of Directors and Executive Officers) overall amounting to R$300,000 for the 2018 financial year, covering fixed remuneration, variable and equity-based and other benefits. The proposal will be object of deliberation in the Ordinary General Assembly (AGO) to be held on April 27, 2018.

a.1) Long-term benefits

The Banco Santander as well as Banco Santander Spain, as other subsidiaries of Santander Group, have long-term compensation programs tied to  their share's performance, based on the achievement of goals.

a.2) Short-term benefits

The following table shows the Board of Directors’ and Executive Board’s:

	1/01 to 3/31/2018	1/01 to 3/31/2017
Fixed compensation	21,651	19,892
Variable compensation	20,245	39,802
Other	16,751	2,998
Total Short-term benefits	58,647	62,692
Share-based payment	17,927	13,045
Total Long-term benefits	17,927	13,045
Total (1)	76,574	75,737
(1) Refers to the amount paid by Banco Santander and its subsidiaries to their Managers for positions they hold at Banco and other companies in the Conglomerate Santander.

Additionally, in the period of three-month ended March 31, 2018, charges were collected on key-person management compensation amounting R$8,836 (3/31/2017 - R$10,258).

a.3) Contract termination

The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

b) Lending operations

Under current law, it is not granted loans or advances involving:

I - officers, members of the Board of Directors and Audit Committee as well as their spouses and relatives up to the second degree;
II - individuals or legal entities that holds more than 10% of Banco Santander´s share capital;
III - legal entities in which Banco Santander holds more than 10% of its share capital;

IV - legal entities in which any of the officers, members of the Board of Directors and Audit Committee, as well as their spouses or relatives up to the second degree, hold more than 10% of the share capital.

c) Ownership Interest

The table below shows the direct ownership interests (common shares and preferred shares):

	3/31/2018
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousands)	Shares (%)	(thousands)	Shares (%)	(thousands)	Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.2%
Grupo Empresarial Santander, S.L. (1)	1,107,673	29.0%	1,019,645	27.7%	2,127,318	28.4%
Banco Santander, S.A. (1)	521,964	13.7%	519,268	14.1%	1,041,232	13.9%
Employees	4,010	0.1%	4,015	0.1%	8,025	0.1%
Directors (*)	4,578	0.1%	4,578	0.1%	9,156	0.1%
Other	368,054	9.6%	395,853	10.8%	763,907	10.2%
Total	3,815,862	99.9%	3,677,003	99.9%	7,492,865	99.9%
Treasury shares	2,833	0.1%	2,833	0.1%	5,666	0.1%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	371,114	9.7%	398,919	10.8%	770,033	10.2%

	12/31/2017
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousands)	Shares (%)	(thousands)	Shares (%)	(thousands)	Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.2%
Grupo Empresarial Santander, S.L. (1)	1,107,673	29.0%	1,019,645	27.7%	2,127,318	28.4%
Banco Santander, S.A. (1)	521,964	13.6%	519,268	14.1%	1,041,232	13.9%
Employees	3,551	0.1%	3,556	0.1%	7,107	0.1%
Management	4,016	0.1%	4,016	0.1%	803200.0%	0.1%
Other	366,063	9.6%	393,862	10.7%	759,925	10.1%
Total	3,812,850	99.8%	3,673,991	99.8%	7,486,841	99.8%
Treasury shares	5,845	0.2%	5,845	0.2%	11,690	0.2%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	369,614	9.7%	397,418	10.8%	767,032	10.2%
(1) Companies of the Santander Spain Group.
(2) Composed of Employees, Qatar Holding and other.
(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

c.1) Qatar Holding LLC's Public Offering

On April 11, 2017, Banco Santander in Brazil informed its shareholders and the market in general, in furtherance of the material facts disclosed on March 28, 2017 and April 6, 2017, the settlement of the secondary public offering for the distribution of 80,000,000 units issued by Banco Santander in Brazil and held by Qatar Holding LLC (Selling Shareholder), including in the form of American Depositary Shares (ADSs), having been allocated 22,000,000 Units for the Brazilian offering and 58,000,000 ADSs for the international offering. The price per Unit was set at R$25, resulting on a total amount of R$2 billion. Additionally, the amount of Units of the international offering initially offered was increased by an additional batch of 12,000,000 Units, exclusively in the form of ADSs also held by the Selling Shareholder.

d) Related-Party Transactions

The transactions and compensation for services among Banco Santander companies are carried out under usual market value, rates and terms, and under commutatively condition.

The principal transactions and balances are as follows:

Thousands of Real	3/31/2018
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Assets	3,462,695	1,969,861	1,306,563
Derivatives Measured At Fair Value Through Profit Or Loss, net	186,091	-	282,731
Banco Santander Spain	186,091	-	-
Abbey National Treasury Services Plc (2)	-	-	(66,497)
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-	349,228
Loans and amounts due from credit institutions - Cash and overnight operations in foreign currency	3,230,590	-	92,494
Banco Santander Spain (3) (5)	3,230,590	-	-
Banco Santander Totta, S.A. (2)	-	-	1,153
Abbey National Treasury Services Plc (2)	-	-	66,410
Bank Zachodni (2)	-	-	183
Banco Santander, S.A. – México (2)	-	-	24,748
Loans and other values with customers	69		931,338
Zurich Santander Brasil Seguros e Previdência S.A.(6)	-	-	930,918
Abbey National Treasury Services Plc (2)	-	-	83
Banco Santander Spain (1)	69	-	-
Isban Mexico, S.A. de C.V.	-	-	122
Ingeniería de Software Bancario, S.L.	-	-	192
Gesban Servicios Administrativos Globales, S.L.	-	-	23
Loans and other values with credit institutions (1)	44,801	1,958,548	-
Banco Santander Spain	44,801	-	-
Banco RCI Brasil S.A.	-	1,958,548	-
Other Assets	1,144	11,313	-
Banco Santander Spain	1,144	-	-
Webmotors S.A.	-	9,661	-
Banco RCI Brasil S.A.	-	1,652	-

Liabilities	(10,602,513)	(39,454)	(2,322,332)
Deposits from credit institutions	(2,188,536)	(36,369)	(2,082,536)
Banco Santander Spain (4)	(2,188,536)	-	-
Santander Securities Services Brasil Participações S.A. (2)	-	-	(320,925)
Santander Brasil Asset (2)	-	-	(15,141)
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-	(1,742,345)
Banco Santander, S.A. – Uruguay (2)	-	-	(3,777)
Banco Santander Totta, S.A. (2)	-	-	(348)
Banco RCI Brasil S.A.	-	(36,369)	-
Customer deposits	-	(3,085)	(183,019)
Santander Securities (2)	-	-	(71,386)
Zurich Santander Brasil Seguros e Previdência S.A. (6)	-	-	(31,073)
Santander Brasil Gestão de Recursos Ltda	-	-	(48,100)
Gestora de Inteligência de Crédito	-	-	(27,846)
Webmotors S.A.	-	(3,085)	-
Other	-	-	(4,614)
Debt Instruments Eligible for Capital	(7,953,472)	-	-
Banco Santander Spain	(7,953,472)	-	-
Other Liabilities - Dividends and Interest on Capital Payable	(456,918)	-	(129)
Banco Santander Espanha	(71,144)	-	-
Grupo Empresarial Santander, S.L. (1)	(144,638)	-	-
Sterrebeeck B.V. (1)	(241,136)	-	-
Banco Madesant	-	-	(129)
Other Liabilities	(3,587)	-	(56,648)
Banco Santander Spain	(3,587)	-	-
Santander Brasil Asset	-	-	(66)
Produban Serviços de Informática S.A. (Produban Spain) (2)	-	-	(9,671)
Ingeniería de Software Bancario, S.L. (2)	-	-	(12,772)
Santander Securities Services Brasil Participações S.A. (2)	-	-	(4,738)
Zurich Santander Brasil Seguros e Previdência S.A.(6)	-	-	(28,888)
Other	-	-	(513)

Thousands of Real	12/31/2017
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Assets	8,214,739	1,214,312	926,994
Financial assets for trading - Derivatives net	(173,065)	-	(74,873)
Banco Santander Spain	(173,065)	-	-
Abbey National Treasury Services Plc (2)	-	-	(71,672)
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-	(3,201)
Loans and other values with credit institutions - Cash and overnight operations in foreign currency	8,363,038	-	76,009
Banco Santander Spain (3) (5)	8,363,038	-	-
Banco Santander Totta, S.A. (2)	-	-	2,733
Abbey National Treasury Services Plc (2)	-	-	71,751
Bank Zachodni (2)	-	-	177
Banco Santander, S.A. – México (2)	-	-	1,348
Loans and advances to customers	132	9,661	925,858
Zurich Santander Brasil Seguros e Previdência S.A.(6)	-	-	925,835
Abbey National Treasury Services Plc (2)	-	-	23
Banco Santander Espanha	132	-	-
Webmotors S.A.	-	9,661	-
Loans and amounts due from credit institutions	23,896	1,203,032	-
Banco Santander SpaINS	23,896	-	-
Banco RCI Brasil S.A.	-	1,203,032	-
Other Assets	738	1,619	-
Banco Santander Spain	738	-	-
Banco RCI Brasil S.A.	-	1,619	-

Liabilities	(12,360,383)	(57,221)	(2,107,677)
Deposits of Brazil Central Bank and deposits of credit institutions	(387,937)	(47,423)	(1,862,058)
Banco Santander Spain (4)	(387,937)	-	-
Santander Securities Services Brasil DTVM S.A	-	-	(300,074)
Santander Brasil Asset	-	-	(16,766)
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-	(1,543,752)
Banco Santander, S.A. – Uruguay (2)	-	-	(1,466)
Banco RCI Brasil S.A.	-	(47,423)	-
Customer deposits	-	(9,798)	(222,473)
ISBAN Brasil S.A. (2)	-	-	(20,893)
Santander Securities	-	-	(71,947)
Produban Serviços de Informática S.A. (2)	-	-	(34,410)
Zurich Santander Brasil Seguros e Previdência S.A.(6)	-	-	(55,935)
Santander Brasil Gestão de Recursos Ltda	-	-	(32,334)
Webmotors S.A.	-	(9,798)	-
Other	-	-	(6,954)
Other Liabilities - Dividends and Interest on Capital Payable	(3,992,820)	-	(1,132)
Banco Santander Spain	(620,264)	-	-
Grupo Empresarial Santander, S.L. (1) (2)	(1,264,470)	-	-
Sterrebeeck B.V. (1) (2)	(2,108,086)	-	-
Banco Madesant - Sociedade Unipessoal, S.A. (2)	-	-	(1,132)
Other Liabilities	(2,050)	-	(22,014)
Banco Santander Spain	(2,050)	-	-
Santander Brasil Asset	-	-	(69)
ISBAN Brasil S.A. (2)	-	-	237
Produban Servicios Informáticos Generales, S.L. (Produban Espanha) (2)	-	-	(905)
Santander Securities Services Brasil DTVM S.A.	-	-	6,762
Zurich Santander Brasil Seguros e Previdência S.A.(6)	-	-	(27,748)
Other	-	-	(291)
Other - Debt Instruments Eligible for Capital	(7,977,576)	-	-
Banco Santander Spain	(7,977,576)	-	-

(*) All loans and amounts to related parties were made in our ordinary course of business and on sustainable basis, including interest rates and collateral and did not involve more than the normal risk of collectability or present other unfavorable features.

(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain (note 1-a), through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.
(2) Refers to the Company's subsidiaries (Banco Santander Spain).
(3) On March 31, 2018, includes cash of R$383,894 (12/31/2017 - R$587,531).

(4) As of March 31, 2018, refers to raising funds through operations transfers abroad amounted to R$2,188,536 (December 31, 2017 - R$387,937), with maturity until February, 2019 and interest until 6.25%.

(5) On March 31, 2018, include foreign currency investments (overnight applications) due on April 2, 2018 in the amount of R$2,778,956 (December 31, 2017 - R$7,384,335) and interest until 1.68% p.a held at Santander Brasil EFC, Banco Santander Brasil and its Grand Cayman Branch.

(6) Significant Influence of Banco Santander Espanha.

Thousands of Real	1/01 to 3/31/2018
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Income	(132,965)	28,194	445,611
Interest and similar income - Loans and amounts due from credit institutions	27,358	26,079	730
Banco Santander Spain	27,358	-	-
Banco RCI Brasil S.A.	-	26,079	-
Abbey National Treasury Services Plc	-	-	83
Cibrasec	-	-	647
Interest expense and similar charges - Customer deposits	-	-	(1,974)
ISBAN Brasil S.A.	-	-	(90)
Santander Brasil Gestão de Recursos Ltda	-	-	(1,271)
Santander Cultural	-	-	(12)
Gestora de Inteligência de Crédito	-	-	(371)
Produban Serviços de Informática S.A.	-	-	(215)
Others	-	-	(15)
Interest expense and similar charges - Deposits from credit institutions	(2,116)	(1,259)	(36,975)
Banco Santander Spain	(2,116)	-	-
Banco RCI Brasil S.A.	-	(1,259)	-
Santander Securities Services Brasil Participações S.A. (2)	-	-	(5,764)
SAM Brasil Participações	-	-	(13)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(29,803)
Santander Securities Services Brasil DTVM S.A	-	-	(1,119)
Santander Asset Management, S.A. SGIIC.	-	-	(276)
Fee and commission income (expense)	6,403	3,374	639,998
Banco Santander Spain	6,403	-	-
Banco RCI Brasil S.A.	-	3,339	-
Banco Santander International	-	-	5,416
Webmotors S.A.	-	35	-
Zurich Santander Brasil Seguros S.A.	-	-	73,581
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	557,087
Other	-	-	3,914
Debt Instruments Eligible to Compose Capital	(104,978)	-	-
Banco Santander Spain (2)	(104,978)	-	-
Gains (losses) on financial assets and liabilities and exchange differences (net)	(44,600)	-	21,593
Banco Santander Spain	(44,600)	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	4,969
Abbey National Treasury Services Plc	-	-	4,300
Santander Securities Services Brasil Participações S.A. (2)	-	-	(1,046)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	12,847
Zurich Santander Brasil Seguros S.A.	-	-	357
Other	-	-	166
Administrative expenses and amortization	(15,032)	-	(172,951)
Banco Santander Spain	(15,032)	-	-
ISBAN Brasil S.A.	-	-	(14,210)
Produban Serviços de Informática S.A.	-	-	(33,567)
ISBAN Chile S.A.	-	-	(6)
Aquanima Brasil Ltda.	-	-	(7,157)
TECBAN - Tecnologia Bancaria Brasil	-	-	(69,876)
Produban Serviços de Informática S.A. (Produban Spain)	-	-	(11,216)
Ingeniería de Software Bancário, S.L.	-	-	(22,860)
Santander Securities Services Brasil DTVM S.A	-	-	(11,642)
Other	-	-	(2,417)
Other Administrative expenses - Donation	-	-	(4,810)
Santander Cultural	-	-	(750)
Fundação Santander	-	-	(160)
Fundação Sudameris	-	-	(3,900)

Thousands of Real	1/01 to 3/31/2017
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Income	(54,833)	83,988	(358,974)
Interest and similar income - Loans and amounts due from credit institutions	30,883	102,056	837
Banco Santander Spain	30,883	-	-
Abbey National Treasury Services Plc	-	-	299
Banco RCI Brasil S.A.	-	102,056	-
Cibrasec	-	-	538
Interest expense and similar charges - Customer deposits	-	(21,373)	(28,477)
ISBAN Brasil S.A.	-	-	(2,501)
Santander Brasil Gestão de Recursos Ltda	-	-	(10,636)
Santander Securities Services Brasil DTVM S.A	-	-	(14,887)
Webmotors S.A.	-	(21,373)	-
Produban Serviços de Informática S.A.	-	-	(417)
Other	-	-	(36)
Interest expense and similar charges - Deposits from credit institutions	(4,214)	(520)	(191,902)
Banco Santander Spain	(4,214)	-	-
Banco RCI Brasil S.A.	-	(520)	-
Santander Securities Services Brasil DTVM S.A	-	-	(6,697)
SAM Brasil Participações	-	-	(32)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(191,522)
Santander Asset Management, S.A. SGIIC.	-	-	(380)
Fee and commission income (expense)	(1,442)	3,825	490,546
Banco Santander Spain	(1,442)	-	-
Banco RCI Brasil S.A.	-	3,822	-
Banco Santander International	-	-	3,658
Webmotors S.A.	-	3	-
Zurich Santander Brasil Seguros S.A.	-	-	59,592
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	426,892
Other	-	-	404
Debt Instruments Eligible to Compose Capital	(54,978)	-	-
Banco Santander Spain (2)	(54,978)	-	-
Gains (losses) on financial assets and liabilities and exchange differences (net)	(25,082)	-	(373,705)
Banco Santander Spain	(25,082)	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(368,204)
Abbey National Treasury Services Plc	-	-	2,387
Other	-	-	(7,888)
Administrative expenses and amortization	-	-	(244,690)
ISBAN Brasil S.A.	-	-	(86,668)
Produban Serviços de Informática S.A.	-	-	(53,000)
Aquanima Brasil Ltda.	-	-	(6,411)
TECBAN - Tecnologia Bancaria Brasil	-	-	(63,686)
Produban Servicios Informaticos Generales, S.L. (Produban Spain)	-	-	(8,737)
Santander Securities Services Brasil DTVM S.A	-	-	(9,999)
Ingeniería de Software Bancario, S.L.	-	-	(15,337)
Others	-	-	(852)
Other Administrative expenses - Donation	-	-	(4,854)
Santander Cultural	-	-	(1,004)
Fundação Santander	-	-	(350)
Fundação Sudameris	-	-	(3,500)
(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain, through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.
(2) Refers to the Company's subsidiaries (Banco Santander Spain).

16. Fair value of financial assets and liabilities

Under IFRS 13, fair value measurement using a fair value hierarchy that reflects the model used in the measurement process should be in accordance with the following hierarchical levels:

Level 1: Determined on the basis of public (unadjusted) prices in active markets for identical assets and liabilities, these include public debt securities, stocks, derivatives listed.

Level 2: Are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

Level 3: Are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Financial Assets and Liabilities Measured At Fair Value Through Profit Or Loss, or Financial Assets and Liabilities Measured At Fair Value Through Other Comprehensive Income

Level 1: The securities with high liquidity and observable prices in an active market are classified as level 1. At this level were classified most of the Brazilian Government Securities (mainly LTN, LFT, NTN-B, NTN-C and NTN-F), shares in stocks and other securities traded in an active market.

Level 2: When price quotations cannot be observed, the Management, using their own internal models, make their best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. Various techniques are used to make these estimates, including the extrapolation of observable market data and extrapolation techniques. The best evidence of fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions carried out with the same instrument or similar instruments or can be measured using a valuation technique in which the variables used include only data from observable market, especially interest rates. These securities are classified within Level 2 of the fair value hierarchy and are composed mainly by Private Securities (prominently on Debenture portfolio) in a market with less liquidity than those classified at Level 1.

Level 3: When there is information that is not based on observable market data, Banco Santander uses internally developed models, from curves generated according to the internal model. Level 3 comprises mainly unlisted shares that are not generally traded in an active market.

Derivatives

Level 1: Derivatives traded on exchanges are classified in Level 1 of the hierarchy.

Level 2: For the valuation derivatives traded over the counter, and the valuation of financial instruments (primarily swaps and options), are usually used as observable market data: exchange rates, interest rates, volatility, correlation between indexes and market liquidity.

When pricing the financial instruments mentioned, uses the method of the Black-Scholes model (exchange rate options, interest rate options; caps and floors) and the method of present value (discount of future values by market curves).

Level 3: Derivatives not traded in the stock market and that do not have an observable data in a active market were classified as Level 3, these and are composed of complex derivatives.

The following table shows a summary of the fair values of financial assets and liabilities for the period ended March 31, 2018 and December 31, 2017 classified based on several measurement methods adopted by the Bank to determine fair value:

			3/31/2018
Thousands of Real			Level 1	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss			45,513,844	21,229,298	203,225	66,946,367
Debt instruments			44,137,840	550,931	-	44,688,771
Equity instruments			1,376,004	2,127	156,879	1,535,010
Trading derivatives			-	20,054,362	46,346	20,100,708
Loans and advances to customers			-	621,878	-	621,878
Other financial assets measured at fair value through profit or loss			1,661,552	-	-	1,661,552
Debt instruments			1,661,552	-	-	1,661,552
Financial Assets Measured At Fair Value Through Other Comprehensive Income			84,288,539	1,205,495	16,475	85,510,509
Debt instruments			84,287,732	1,205,495	-	85,493,227
Equity instruments			807	-	16,475	17,282
Hedging derivatives (assets)			-	199,319	-	199,319
Financial Liabilities Measured At Fair Value Through Profit Or Loss			33,115,990	18,796,107	92,085	52,004,182
Trading derivatives			-	18,796,107	92,085	18,888,192
Short positions			33,115,990	-	-	33,115,990
Hedging derivatives (liabilities)			-	227,237	-	227,237

			12/31/2017
Thousands of Real			Level 1 (1)	Level 2 (1)	Level 3	Total
Financial assets held for trading			34,380,542	18,059,034	-	52,439,576
Debt instruments			33,891,360	988,321	-	34,879,681
Equity instruments			489,182	588	-	489,770
Trading derivatives			-	17,070,125	-	17,070,125
Other financial assets measured at fair value through profit or loss			1,593,951	64,738	33,368	1,692,057
Debt instruments			1,593,951	64,738	-	1,658,689
Equity instruments			-	-	33,368	33,368
Available-for-sale financial assets			79,301,016	6,382,225	140,143	85,823,384
Debt instruments			78,335,629	6,381,118	-	84,716,747
Equity instruments			965,387	1,107	140,143	1,106,637
Hedging derivatives (assets)			-	192,763	-	192,763
Financial liabilities held for trading			32,808,392	16,514,154	-	49,322,546
Trading derivatives			-	16,514,154	-	16,514,154
Short positions			32,808,392	-	-	32,808,392
Hedging derivatives (liabilities)			-	163,332	-	163,332
(1) There was no transfer between Level 1 and 2.

Movements in fair value of Level 3

The following table shows the changes that occurred in the three-month period ended March 31, 2018 and 2017 for level 3:

In thousand of Real	Fair Value 12/31/2017 (after IFRS 9)	Gains/ losses (Realized/Not Realized)	Transfers to Level 3	Additions / Low	Impact IFRS 9	Fair value 3/31/2018
Other financial assets at fair value through profit or loss	33,368	-	-	(4,009)	(29,359)	-
Financial Assets Measured At Fair Value Through Profit Or Loss	-	-	-	-	203,225	203,225
Financial Assets Measured At Fair Value Through Other Comprehensive Income	140,143	-	-	-	(123,668)	16,475

In thousand of Real	Fair Value 12/31/2016	Gains/ losses (Realized/ Not Realized)	Transfers to Level 3	Additions / Low	Fair value 3/31/2017
Other financial assets at fair value through profit or loss	37,509	(2,560)	-	-	34,949
Available-for-sale financial assets	951,612	1,980	-	(33)	953,559

Financial assets and liabilities not measured at fair value

The financial assets owned by the Bank are measured at fair value in the accompanying consolidated balance sheets, except for loans and receivables.

Similarly, the Bank's financial liabilities except for financial liabilities held for trading and those measured at fair value - are measured at amortized cost in the consolidated balance sheets.

i) Financial assets at a value other than fair value

Below is a comparison of the carrying amounts of financial assets of the Bank measured to a value other than fair value and their respective fair values at March 31, 2018 and December 31, 2017:

Thousands of Real					3/31/2018
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Open market - Brazilian Central Bank	34,390,993	34,445,953	-	34,445,953	-
Financial Assets Measured At Amortized Cost
Loans and amounts due from credit institutions	30,545,198	30,556,644	-	30,556,644	-
Loans and advances to customers	227,044,648	279,024,871	-	-	279,024,871
Loans and receivables - Debt instruments	38,283,110	37,878,842	7,078,527	30,800,315	-
Total	380,223,949	381,906,310	7,078,527	95,802,912	279,024,871

Thousands of Real					12/31/2017
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Open market - Brazilian Central Bank	33,831,521	33,914,021	-	33,914,021	-
Held to maturity investments	10,214,454	10,587,117	7,251,246	3,335,871	-
Loans and Receivables:
Loans and amounts due from credit institutions	32,300,095	32,300,095	-	32,300,095	-
Loans and advances to customers	272,420,157	275,647,324	-	-	275,647,324
Loans and receivables - Debt instruments	17,616,515	17,127,511	-	17,127,511	-
Total	366,382,742	369,576,068	7,251,246	86,677,498	275,647,324

Investments in the Open Market - Brazil's Central Bank - The book value presented for these instruments approximates their fair value due to short term maturities and the recent start date.

ii) Financial liabilities measured at a value other than fair value

Following is a comparison of the carrying amounts of financial liabilities of the Bank measured to a value other than fair value and their respective fair values at March 31, 2018 and December 31, 2017:

Thousands of Real				3/31/2018

Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial liabilities at measured amortized cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	97,475,707	97,488,142	-	-	97,488,142
Customer deposits	262,003,073	262,113,835	-	-	262,113,835
Marketable debt securities	74,758,674	74,836,075	-	4,056,843	70,779,232
Subordinated Debt	533,639	538,650	-	-	538,650
Debt instruments Eligible Capital	8,404,082	8,404,082	-	8,404,082	-
Other financial liabilities	42,277,640	41,020,640	-	-	41,020,640
Total	485,452,815	484,401,424	-	12,460,925	471,940,499

Thousands of Real				12/31/2017

Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3

Financial liabilities at measured amortized cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	79,068,604	79,068,564	-	-	79,068,564
Customer deposits	258,482,156	258,576,177	-	-	258,576,177
Marketable debt securities	70,247,012	70,245,820	-	2,000,552	68,245,268
Subordinated Debt	519,230	528,799	-	-	528,799
Debt instruments Eligible Capital	8,436,901	8,436,901	-	8,436,901	-
Other financial liabilities	44,260,735	43,003,735	-	-	43,003,735
Total	461,014,638	459,859,996	-	10,437,453	449,422,543

The methods and assumptions used to estimate the fair values summarized in the tables above are set forth below:

- Loans and amounts due from credit institutions and from customers – Fair value are estimated for groups of loans with similar characteristics.  The fair value was measured by discounting estimated cash flow using the interest rate of new contracts.

That is, the future cash flow of the current loan portfolio is estimated using the contractual rates, and then the new loans spread over the risk free interest rate are incorporated to the risk free yield curve in order to calculate the loan portfolio fair value. In terms of behavior assumptions, it is important to underline that a prepayment rate is applied to the loan portfolio, thus a more realistic future cash flow is achieved.

- Deposits from Bacen and credit institutions and Customer deposits  – The fair value of deposits was calculated by discounting the difference between the cash flows on a contractual basis and current market rates for instruments with similar maturities. For variable-rate deposits, the carrying amount was considered to approximates fair value.

- Marketable debt securities, Subordinated liabilities and Debt Instruments Eligible to Compose Capital  – The fair value of long-term loans were estimated by cash flow discounted  at the interest rate offered on the market with similar terms and maturities.

The valuation techniques used to estimate each level are defined in note 1.j.

17. Other disclosures

a) Derivative Financial Instruments

a.1) Derivatives Recorded in Memorandum and Balance Sheets

Summary of Trading Derivative portfolio and Used as Hedge portfolio

Assets			3/31/2018	12/31/2017
Swap Differentials Receivable (1)			17,927,502	15,781,207
Option Premiums to Exercise			642,932	553,217
Forward Contracts and Other			1,729,593	928,464
Total			20,300,027	17,262,888

Liabilities
Swap Differentials Payable (1)			17,178,349	14,643,016
Option Premiums Launched			427,775	385,183
Forward Contracts and Other			1,509,305	1,649,287
Total			19,115,429	16,677,486
(1) Includes swaption and embedded derivatives.

Summary by Category

Trading	3/31/2018		12/31/2017
	Notional	Fair Value	Notional	Fair Value
Swap	428,718,186	777,071	401,790,569	1,108,760
Asset	215,197,949	75,463,473	202,081,214	57,294,179
CDI (Interbank Deposit Rates)	39,606,429	15,875,089	33,289,522	22,409,496
Fixed Interest Rate - Real	55,068,738	-	95,700,715	-
Indexed to Price and Interest Rates	4,934,074	-	5,592,892	-
Indexed to Foreign Currency	115,473,114	59,588,384	67,493,635	34,884,683
Other	115,594	-	4,450	-
Liabilities	213,520,237	(74,686,402)	199,709,355	(56,185,419)
CDI (Interbank Deposit Rates)	31,069,740	-	16,664,176	-
Indexed Interest Rate Fixed - Real	91,650,903	(36,625,334)	114,055,076	(21,687,884)
Indexed to Price and Interest Rates	42,353,277	(37,579,045)	40,146,968	(34,107,210)
Indexed to Foreign Currency	47,797,500	-	28,420,467	-
Other	648,817	(482,023)	422,668	(390,325)
Options	230,719,727	215,157	190,061,609	168,034
Purchased Position	112,163,612	642,932	87,503,833	553,217
Call Option - US Dollar	11,777,747	85,671	9,369,821	169,542
Put Option - US Dollar	2,930,809	33,810	5,130,392	42,389
Call Option - Other	7,398,608	15,195	1,953,481	59,220
Interbank Market	5,154,094	5,633	1,185,310	389
Other (1)	2,244,514	9,562	768,171	58,831
Put Option - Other	90,056,448	508,256	71,050,139	282,066
Interbank Market	87,396,406	338,725	70,295,282	257,943
Other (1)	2,660,042	169,531	754,857	24,123
Sold Position	118,556,115	(427,775)	102,557,776	(385,183)
Call Option - US Dollar	6,011,502	(80,018)	5,595,163	(117,059)
Put Option - US Dollar	5,571,848	(80,833)	5,919,598	(77,145)
Call Option - Other	19,048,318	(89,239)	19,880,180	(35,961)
Interbank Market	16,139,723	(2,713)	19,151,110	(515)
Other (1)	2,908,595	(86,526)	729,070	(35,446)
Put Option - Other	87,924,447	(177,685)	71,162,835	(155,018)
Interbank Market	87,526,470	(149,617)	70,494,622	(126,743)
Other (1)	397,977	(28,068)	668,213	(28,275)

Trading		3/31/2017		12/31/2016
	Notional	Fair Value	Notional	Fair Value
Futures Contracts	231,973,645	-	161,725,596	-
Purchased Position	65,333,224	-	54,806,022	-
Exchange Coupon (DDI)	21,134,151	-	9,616,936	-
Interest Rates (DI1 and DIA)	23,513,796	-	26,456,303	-
Foreign Currency	19,652,800	-	16,733,437	-
Indexes (2)	641,290	-	1,780,311	-
Treasury Bonds/Notes	391,187	-	1,780,311	-
Other	-	-	219,035	-
Sold Position	166,640,421	-	106,919,574	-
Exchange Coupon (DDI)	70,238,441	-	55,016,928	-
Interest Rates (DI1 and DIA)	79,780,563	-	51,135,994	-
Foreign Currency	14,580,948	-	745,849	-
Indexes (2)	-	-	20,803	-
Treasury Bonds/Notes	2,040,469	-	-	-
Forward Contracts and Other	77,572,427	220,288	47,823,561	(720,823)
Purchased Position	53,787,015	869,709	23,506,096	647,376
Currencies	52,301,145	826,938	21,525,220	618,007
Other	1,485,870	42,771	1,980,876	29,369
Sold Position	23,785,412	(649,421)	24,317,465	(1,368,199)
Currencies	23,050,318	(647,002)	22,096,104	(1,364,617)
Other	735,094	(2,419)	2,221,361	(3,582)
(1) Includes stock options, indices and commodities.
(2) Includes B3 S.A. (Current Company Name of BM&FBovespa) index and S&P.

a.2) Derivatives Financial Instruments by Counterparty

Notional				3/31/2018
		Related	Financial
	Customers	Parties	Institutions (1)	Total
Swap	30,927,194	43,372,240	140,898,515	215,197,949
Options	9,253,631	1,270,671	220,195,425	230,719,727
Futures Contracts	-	-	231,973,645	231,973,645
Forward Contracts and Other	24,837,250	14,236,624	38,498,553	77,572,427

Notional				12/31/2017
		Related	Financial
	Customers	Parties	Institutions (1)	Total
Swap	32,912,721	19,599,395	149,569,098	202,081,214
Options	11,263,513	1,240,309	177,557,787	190,061,609
Futures Contracts	-	-	161,725,596	161,725,596
Forward Contracts and Others	25,470,287	18,816,991	3,536,283	47,823,561
(1) Includes trades with the B3 S.A. - Brasil, Bolsa, Balcão (B3 S.A.) (Current Company Name of BM&FBovespa) and other securities and commodities exchanges.

a.3) Derivatives Financial Instruments by Maturity

Notional				3/31/2018
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total
Swap	17,112,876	69,914,091	128,170,982	215,197,949
Options	64,149,389	165,044,079	1,526,259	230,719,727
Futures Contracts	88,636,280	88,327,390	55,009,975	231,973,645
Forward Contracts and Other	39,899,538	29,751,881	7,921,008	77,572,427

Notional				12/31/2017
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total
Swap	20,705,247	51,021,102	130,354,865	202,081,214
Options	46,139,545	89,403,700	54,518,364	190,061,609
Futures Contracts	65,489,476	55,490,159	40,745,961	161,725,596
Forward Contracts and Others	25,015,557	14,250,495	8,557,509	47,823,561

a.4) Derivatives by Market Trading

Notional			3/31/2018
	Stock Exchange (1)	Over the Counter (2)	Total
Swap	64,540,046	150,657,903	215,197,949
Options	209,440,551	21,279,176	230,719,727
Futures Contracts	231,973,645	-	231,973,645
Forward Contracts and Other	14,667,097	62,905,330	77,572,427

Notional	Stock Exchange (1)		12/31/2017
		Over the Counter (2)	Total
Swap	67,112,505	134,968,709	202,081,214
Options	172,144,700	17,916,909	190,061,609
Futures Contracts	161,725,596	-	161,725,596
Forward Contracts and Others	395,212	47,428,349	47,823,561
(1) Includes trades with the B3 S.A. - Brasil, Bolsa, Balcão (B3 S.A.) (Current Company Name of BM&FBovespa) and other securities and commodities exchanges.
(2) Composed of operations that are included in registration chambers, according to Brazilian Central Bank regulations.

a.5) Hedge Accounting

Hedge relationships are of three types: Fair Value Hedge, Cash Flow Hedge and Net Investment Hedge of Foreign Operations.

Derivatives used as hedge by index are as follows:

Fair Value Hedge

Banco Santander’s fair value strategy consists of hedging exposure to changes in fair value in receivables and interest payments related to recognized assets and liabilities.

The adopted fair value management methodology segregates transactions by risk factor (e.g. Real/Dollar foreign exchange risk, fixed Reais interest rate risk, Dollar foreign exchange coupon risk, inflation risk, interest rate risk, etc.). The transactions generate exposures that are consolidated by risk factor and compared with internal pre-established limits.

In order to hedge against changes of fair value in receivables and interest payments, Santander uses interest rate Swap contracts related to pre-fixed assets and liabilities.

Banco Santander applies fair value hedges as follows:

• It contracts Foreign Currency + Coupon against % CDI swaps and designates them as a derivative instrument in a Hedge Accounting structure, having funding operations as the hedged item in this relationship, based on the instrument of Assumption of Foreign Currency Debt. The hedging relationships were designated in March 2015 and the related Swaps will mature between 2018 and 2022.

• It contracts Foreign Currency + Coupon against % CDI swaps (sold jointly to the client) and designates them as a derivative instrument in a Hedge Accounting structure, having foreign currency loans as the hedged item in this relationship. The hedging relationships were designated in January 2016 and the related Swaps will mature between 2020 and 2021.

• Banco Santander has a portfolio of Reais-indexed Assets traded in the Cayman Islands. In the Reais transaction, the value of the Dollar asset will be converted into Reais at the exchange rate in the contract on the date of recorded of the transaction. After the conversion, the principal, already denominated in Reais will be restated by % CDI or a pre-fixed rate. The Assets will be covered by Cross Currency Swaps in order to transfer the risk in Reais to LIBOR + Coupon. The hedging relationships were designated in October 2015 and the related Swaps will mature between 2018 and 2022.

• Banco Santander has a portfolio of loan assets issued in foreign currency - Dollar at a fixed rate in the Balance Sheet of the “Santander EFC” (independent subsidiary in Spain), whose functional currency is the euro. In order to manage this mismatch, the Bank designates each Foreign Currency Floating EUR versus Fixed Dollar swap as the fair value hedge of the corresponding loan. The hedging relationships were designated in 2013 and the related Swaps will mature between 2018 and 2020.

• Banco Santander has a pre-fixed interest rate risk generated by Government Securities (NTN-F and LTN) in the available for sale portfolio. To manage this mismatch, it contracts DI futures on the BM&FBovespa and designates them as a derivative instrument in a Hedge Accounting structure, with the object of this relationship being fixed-rate government securities (NTN-F and LTN). The hedge relationships were designated in March 2017 and matures in 2027.

In order to assess the effectiveness and measure the ineffectiveness of the strategies, the institution complies with international accounting standard IAS 39, which requires that the effectiveness test be performed at the beginning (prospective test) of the hedge structure and be repeated periodically (prospective and retrospective tests) in order to demonstrate that the hedge ratio remains effective.

a) Prospective test: In accordance with the standard, the prospective test must be performed on the inception date and on a quarterly basis in order to demonstrate that the expectations regarding the effectiveness of the hedge ratio are high.

a.1) Initial prospective test (at inception): it is restricted to a qualitative review of the critical terms and conditions of the hedging instrument and the hedged item in order to conclude whether changes in the fair value of the two instruments are expected to fully offset each other.

a.2) Periodic prospective test: the sensitivity of the fair value of the hedged item and the hedging instrument will be periodically computed at a parallel variation of 10 basis points in the interest rate curve. For the purposes of effectiveness, these two sensitivity ratios should be between 80% and 125%.

b) Retrospective test: the retrospective effectiveness test will be performed by comparing the MTM change of the hedging instrument since the inception date with the MTM change of the hedged item since the inception date, excluding the transaction’s liquidity and credit spread:

In fair value hedges, gains or losses, both on hedging instruments and hedged items (attributable to the type of risk being hedged) are recognized directly in the consolidated statement of income.

	3/31/2018		12/31/2017
Hedge Structure	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective
Fair Value Hedge
Government Securities (LTN, NTN-F)	(885,599)	-	(388,446)	-
LEA	(88,958)	-	(1,200)	-
Resolution 2770	4,782	-	304	-
Trade Finance Off	(66,051)	-	(57,386)	-
Total	(1,035,826)	-	(446,728)	-

Thousands of Real		3/31/2018		12/31/2017
	Adjustment		Adjustment
Hedge Instruments	to Market	Fair Value	to Market	Fair Value

Swap Contracts	(144,049)	(188,277)	(95,672)	(130,683)
Asset	21,671	3,197,485	12,954	3,005,666
Deposit Certificate Interbank - CDI (5)(8)	(442)	1,771,571	(357)	1,818,366
Indexed to Foreign Currency - Fixed Dollar (1)	122	19,072	320	8,742
Indexed to Foreign Currency - USD/BRL - Dollar (2) (3) (4)	(9,935)	951,018	(23,585)	691,872
Indexed to Foreign Currency - Euro (6)(7)	31,926	455,824	36,576	486,686
Liabilities	(165,720)	(3,385,762)	(108,626)	(3,136,349)
Indexed to Foreign Currency - US Dollar (6)	(15,672)	(245,354)	(20,109)	(261,915)
Indexed to Foreign Currency - Fixed Dollar (5)	(10,489)	(222,116)	(16,303)	(225,857)
CDI (Interbank Deposit Rates) (1) (2)	(28,611)	(713,532)	(21,380)	(474,398)
Indexed Interest Rate Fixed - Real (3)	(40,597)	(1,655,451)	22	(1,640,708)
Indexed to Foreign Currency - Colombian Peso (7)	(12,392)	(206,409)	(13,863)	(219,392)
Indexed to Foreign Currency - Pre Euro (4)	(57,959)	(342,900)	(36,993)	(314,079)
Object of Hedge
Assets	60,014	1,728,931	76,793	1,488,033
Loans and Receivables	61,078	1,586,255	76,348	1,362,060
Indexed to Foreign Currency - US Dollar (6)	(5,859)	256,409	4,319	288,420
Indexed to Foreign Currency - Fixed Dollar (5)	9,746	220,341	16,416	224,943
CDI (InterBank Deposit Rates) (2)	14,754	562,953	13,253	331,805
Indexed Interest Rate Fixed - Real (3)	5,424	40,445	3,900	21,077
Indexed to Foreign Currency - Colombian Peso (7)	367	179,970	(2,898)	173,990
Indexed to Foreign Currency - Fixed Euro (4)	36,646	326,137	41,358	321,825
Debt instruments	(1,064)	142,676	445	125,973
CDI (InterBank Deposit Rates) (1) (2)	(1,072)	138,715	354	119,892
Interest rate - Fixed Real (3)	8	3,961	91	6,082

				3/31/2018

Hedge Instruments				Reference Value
Swap Contracts (8)				41,180,616
Interest Rate (DI1 and DIA)				41,180,616

				3/31/2018
			Adjustment
Object of Hedge			to Market	Fair Value
Assets			1,040,823	45,342,674
Securities - Available for Sale
Government Securities (8)			1,040,823	45,342,674
National Treasury Bills - LTN			512,953	32,633,180
National Treasury Notes - NTN F			527,870	12,709,494

(1) These are obligations over instruments whose hedged items are securities represented by promissory notes indexed in certificates of interbank deposits (CDI) with market value of R$128,330 (12/31/2017 - R$109,538).

(2) These are obligations over instruments whose hedge items are credit operations and securities represented by promissory notes indexed in interbank deposit certificates (CDI), with market value of credit operations of R$562,953 (12/31/2017 - R$352,071) and on March 31, 2018 promissory notes of R$10,385 (12/31/2017 - R$10,354).

(3) Tthese are obligations over instruments whose hedged items are securities represented by promissory notes indexed to Real interest rates with market value of R$3,961 (12/31/2017 - R$6,082) and credit operations in the amount of R$40,445 (12/31/2017 - R$21,077).

(4) These are obligations over instruments whose hedged items are credit operations indexed in foreign currency - fixed interest euro at the market value of R$326,137 (12/31/2017 - R$321,825).
(5) These are obligations over instruments whose hedged items are credit operations indexed in foreign currency - fixed interest US dollar in the market value of R$220,341 (12/31/2017 - R$224,943).
(6) These are obligations over instruments whose hedge items are credit operations indexed in foreign currency - US dollar with a market value of R$256,409 (12/31/2017 - R$288,420).
(7) These are obligations over instruments whose hedged items are credit operations indexed in foreign currency - Colombian peso with market value of R$179,970 (12/31/2017 - R$173,990).
(8) These are obligations over instruments whose hedged items are pre-fixed government securities with a market value e of R$1,610,962 (12/31/2017 - R$1,618,529).

Cash Flow Hedge

Banco Santander’s cash flow hedge strategies consist of hedging exposure to changes in cash flows, interest payments and the exchange rate, which are attributable to changes in the interest rates related to recognized assets and liabilities and changes in the exchange rate of non-recognized assets and liabilities.

Banco Santander applies cash flow hedges as follows:

• It contracts Fixed Dollar Liabilities and Reais Asset swaps and designates them as a derivative instrument in a Cash Flow Hedge structure, having Reais funding operations with third-parties in the Cayman Islands as the hedged item in this relationship. The hedging relationships were designated in January 2016 and the related hedges will mature between 2018 and 2021.

• It contracts Fixed Dollar Asset and Floating Reais Liability swaps and designates them as a derivative instrument in a Cash Flow Hedge structure, having floating-Reais-indexed loan operations with third-parties in the Cayman Islands as the hedged item in this relationship. The hedging relationships were designated in January 2016 and the related hedges will mature between April 2017 and 2021.

• It contracts USD futures or DDI + DI Futures (Synthetic Dollar Futures) and designates them as a derivative instrument in a Cash Flow Hedge structure, having part of its dollar Loan portfolio as the hedged item in this relationship. The hedging relationships were designated in 2007 and the related hedges will mature between 2017 and 2025.

In cash flow hedges, the effective portion of the change in the value of the hedging instrument is temporarily recognized in shareholders' equity under "Other comprehensive income - cash flow hedges" until the forecasted transactions occur, when that portion is recognized in the consolidated statements of income, except if the forecasted transactions result in the recognition of non-financial assets or liabilities, this portion will be included in the cost of the financial asset or liability. The non-effective portion of the variation in the value of exchange rate hedge derivatives is recognized directly in the consolidated statements of income. And the non-effective portion of the gains and losses on cash flow hedging instruments in a foreign operation is recognized directly in "Gains (losses) on financial assets and liabilities (net)" in the consolidated statements of income.

In this hedge strategy the effectiveness tests (prospective and retrospective) are conducted through creation of two hypothetical derivatives, one for the object and another for the instrument.

The hypothetical derivative of the object is a conceptual swap where the liability leg simulates the “stable portion” to be protected and the asset leg is identical to the Pre-fixed leg of the derivative designated as hedge. For the hypothetical derivative of the instrument the asset leg will be set by the number of contracts of the future and the liability leg will be the pre-fixed rate negotiated on the acquisition of these contracts. The hypothetical derivative is stable once the contracts are kept until the maturity. Any ineffectiveness will be recognized in profit or loss.

Any ineffectiveness are recognized in profit or loss.

a) Prospective Test: in accordance with the standard, the prospective test should be performed on the inception date and on a quarterly basis in order to demonstrate that the expectations regarding the effectiveness of the hedge ratio are high. However, the tests are carried out on a monthly basis in order to monitor the projections in a proactive and more efficient manner, in addition to ensuring better maintenance of test-related routines.

a.1) Periodic Prospective Test: According to the agreed process flow, Market Risk performs the projections of three scenarios to the tests, being: 1st 10bps in the curve; 2nd 50bps in the curve and 3rd 100bps in the curve. Using the validated estimates, the VPE Finance Strategy and Quality - Management Information | Products & Segments will perform the prospective tests through the valuation of the two legs variable from operation to market.

a.2) Initial Prospective Test: the methodology of the periodic prospective test should also be applied on the initial date of each new strategy.

b) Retrospective Test: It should be made monthly with historical data to demonstrate cumulatively that the hedge was effective, according to the methodology presented previously. Any ineffectiveness are recognized in profit or loss.

The Ineffective portion is recognized through the prospective hedge test.

Effectiveness should range between 80% and 125%.

In cash flow hedges, the effective portion of changes in the value of the hedging instrument is temporarily recognized in equity under “Other comprehensive income - cash flow hedges” until the expected transactions occur, when this portion is then recognized in the consolidated income statement. However, if the expected transactions result in the recognition of non-financial assets or liabilities, this portfolio will be included in the cost of financial assets or liabilities.  The non-effective portion of the change in the value of foreign exchange hedging derivatives is recognized directly in the consolidated income statement. And the non-effective portion of gains and losses on cash flow hedging instruments in a foreign operation is recognized directly in “Gains (losses) with (net) financial assets and liabilities” in the consolidated income statement.

	3/31/2018		12/31/2017
Hedge Structure	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective
Cash Flow Hedge
Eurobonds	(42,840)	-	(25,576)	-
Trade Finance Off	142,464	(1,416)	(94,896)	(9,266)
CDB	(1,897)	-	-	-
Government Securities (LFT)	351,282	-	129,995	-
Total	449,009	(1,416)	9,523	(9,266)

Thousands of Real		3/31/2018		12/31/2017
	Adjustment		Adjustment
	to Fair Value	Fair Value	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(37,227)	160,359	(25,142)	160,114
Asset	97,884	2,310,022	97,846	2,361,070
Indexed to Foreign Currency - Fixed Dollar (1)	(33,793)	989,839	(42,149)	992,879
Indexed to Foreign Currency - Euro (3)	129,133	1,155,231	134,435	1,223,004
Indexed to Foreign Currency - USD/BRL - Dollar (2)	2,544	164,952	5,560	145,187
Liabilities	(135,111)	(2,149,663)	(122,988)	(2,200,956)
Deposit Certificate Interbank - CDI (1) (2)	(4,201)	(167,899)	(5,735)	(147,925)
Indexed to Foreign Currency - Fixed Euro (1)	(7,391)	(920,772)	13,639	(895,399)
Indexed to Foreign Currency - Dollar (3)	(123,519)	(1,060,992)	(130,892)	(1,157,632)

Thousands of Real			3/31/2018	12/31/2017
Hedge Instruments			Reference value	Reference value
Swap Contracts			59,034,136	60,299,595
Loan operations (5)			53,452,934	54,995,334
Foreign Currency - Dollar			2,696,893	3,362,582
Interest Rate (DI1 and DIA)			33,185,897	32,344,276
Interest Rate DDI1			17,570,144	19,288,476
Securities-available for sale			5,581,202	5,304,261
Government Securities (6)			5,581,202	5,304,261
Interest rate (DI1 and DIA)			5,581,202	5,304,261
Certificates of Bank Deposits - CDB (7)			19,549,529	-
Interest Rate (DI1 and DIA)			19,549,529	-

Thousands of Real
			3/31/2018	12/31/2017
Hedge Object - Cost
Assets			26,663,949	25,697,291
Lending Operations - Financing and Credit to Export and Imports (3) (5)			9,106,936	7,632,915
Loans and Receivables (3) (5)			8,582,668	10,989,230
Brazilian Foreign Debt Bonds (1)			839,266	809,660
Available for sale - Promissory Notes - NP (2) (5)			2,982,839	1,194,266
Government Securities -LFT (6)			5,152,240	5,071,220
Liabilities			20,173,402	-
Foreign Borrowings (7)			20,173,402	-
(1) Operation due April 1, 2021 (12/31/2017 - operation due April 1, 2021) which hedge objects are securities represented by title Brazilian External Debt Bonds.
(2) Operations maturing between June 18 and September 24, 2018 (12/31/2017 - maturing between January 5 and April 14, 2018), whose hedged items are securities represented by promissory notes.

(3) Operations maturing between May 6, 2021 and October 17, 2022 (12/31/2017 - operations maturing between January, 30 2018 and September 30, 2022), which objects "hedge" contracts are loans from lending institutions.

(4) Operations with maturities between April 2018 and December 2020 (12/31/2017 - operations with maturities between January 2018 and December 2020), whose hedge items are deposits with interbank deposit certificates (CDI), bills of exchange (LC) and financial letters (LF).

(5) Operations maturing between May 2018 and November 2026 (12/31/2017 - transactions with maturities between February 2018 and November 2026) and restated amounts of R$17,439,170 (12/31/2017 - R$16,811,747) where the operations are futures in US dollars and futures in DI and DDI when used together the exchange coupon hedges the trade finance operations whose hedge credit operations - export and import credit and financing agreements, loan operations, other credits and securities represented by promissory notes.

(6) Operations maturing between March 2021 and March 2023 (12/31/2017 - transactions with maturities between March 2021 and March 2023), whose object of hedge are Financial Treasury - LFT, recorded in securities.

(7) Operation with maturity for January 2019, whose object of "hedge" are Certificates of Time Deposits - CDB.

The effect of marking to market the swaps and future contracts corresponds to a debit in the amount of R$286,442 (12/31/2017 - credit of R$116,441), and is recorded in stockholders' equity, net of tax effects, of which R$106,525 (12/31/2017 - R$9,342) will be realized on the next 12 months.

Hedging of Foreign Investments

Banco Santander reevaluated the investment structure of the wholly-owned subsidiary in Madrid (EFC), as it noted that due to the change in the strategy of the operation in practice, this subsidiary has a business model in which the Bank has a significant influence on driving and decision-making of its activities. According to the concept discussed in IAS 21, Management concluded that the functional currency of this investment is the Real and, therefore, this change becomes effective prospectively as from January 2017. In addition, the Hedge Accounting structure of Foreign investment that Banco Santander had on this investment was discontinued as of the date of change of the functional currency. In this way, the functional currency of Santander EFC and the Cayman agency is Real and the exchange rate differences of operations in foreign currency are recorded in the income statement. In order to hedge the exchange rate exposures, the Bank uses derivatives, and for both investments abroad the Bank does not apply Hedge Accounting. Foreign exchange variations on foreign currency transactions and the effect of derivatives used in economic protection (futures contracts) are recorded in the income statement.

a.6) Derivatives Pledged as Guarantee

The guarantee margin transactions traded on the B3 S.A. derivative financial instruments themselves and other are composed of government securities.

			3/31/2018	12/31/2017

Financial Treasury Bill - LFT			1,007,883	708,960
National Treasury Bill - LTN			4,746,912	4,371,286
National Treasury Notes - NTN			3,241,350	1,193,315
Total			8,996,145	6,273,561

a.7) Sold Position

On March 31, 2018, the balance of sold positions totaled R$33,115,990 (12/31/2017 - R$32,808,392), which includes the amount of financial liabilities resulting from the direct sale of financial assets purchased through resale agreements or borrowed.

b) Financial instruments - Sensitivity analysis

The risk management is focused on portfolios and risk factors pursuant to the requirements of regulators and good international practices.

Financial instruments are segregated into trading and banking portfolios, as in the management of market risk exposure,  according to the best market practices and the transaction classification and capital management criteria of the New Standardized Approach of regulators. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of  Banco Santander’s activities, the sensitivity analysis was presented for trading and banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of regulatory bodies and international best practices, considering the market information and scenarios that would adversely affect the positions of the Bank.

The table below summarizes the stress amounts generated by  Banco Santander’s corporate systems, related to the banking and trading portfolio, for each one of the portfolio scenarios as at March 31, 2018.

Trading Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to changes in fixed interest rate	(9,569)	(162,017)	(324,034)
Coupon Interest Rate	Exposures subject to changes in coupon rate of interest rate	(1,068)	(17,582)	(35,163)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(11,049)	(73,103)	(146,207)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(5,437)	(11,376)	(22,753)
Foreign currency	Exposures subject to foreign exchange	(13,095)	(327,367)	(654,733)
Eurobond/Treasury/Global	Exposures subject to changes in interest rate negotiated roles in international market	(1,854)	(9,335)	(18,670)
Inflation	Exposures subject to change in coupon rates of price indexes	(3,499)	(67,648)	(135,295)
Shares and Indexes	Exposures subject to change in shares price	(9,804)	(245,090)	(490,181)
Total (1)		(55,375)	(913,518)	(1,827,036)
(1) Amounts net of taxes.

Scenario 1: a shock of 10 base points on the interest curves and 1% to price changes (currency and stocks);

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Banking Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to changes in fixed interest rate	(43,131)	(819,492)	(1,598,010)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to changes in tax of TR in TJLP	(18,532)	(352,104)	(686,602)
Inflation	Exposures subject to change in coupon rates of price indexes	(37,038)	(703,729)	(1,372,271)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(15,646)	(297,282)	(579,699)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(1,837)	(34,896)	(68,048)
Interest Rate Markets International	Exposures subject to changes in interest rate negotiated roles in international market	(3,154)	(59,918)	(116,840)
Foreign currency	Exposures subject to foreign exchange	(336)	(8,405)	(16,811)
Total (1)		(119,674)	(2,275,826)	(4,438,281)
(1) Amounts net of taxes.

Scenario 1: a shock of 10 base points in interest rate curves and 1% price variance (currency);

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

c) Off-balance-sheet funds under management

Banco Santander has under its management, investment funds for which does not hold any substantial participation interests and does not act as principal over the funds, and therefore no ownership in such funds. Based on the contractual relationship governing the management of such funds, third parties who hold the participation interests in such funds are those who are exposed to, or have rights, to variable returns and have the ability to affect those returns through power over the fund. Moreover, though Santander Brasil acts as fund manager, in analyzing the fund manager’s remuneration regime, the remuneration regime is proportionate to the service rendered, and therefore does not create exposure of such importance to indicate that the fund manager is acting as the principal.

The detail of off-balance-sheets funds managed by the Bank is as follows:

			3/31/2018	12/31/2017
Funds under management			1,774,992	1,747,623
Total			1,774,992	1,747,623

d) Third-party securities held in custody

As of March 31, 2018 and December 31, 2017, the Bank held in custody marketable debt securities and equity instruments totaling R$35,196,805 and R$40,459,429, respectively entrusted to it by third parties.

APPENDIX I – CONSOLIDATED STATEMENTS OF VALUE ADDED

The following Statements of value added is not required under IAS 34 but being presented as supplementary information as required by Brazilian Corporate Law for publicly-held companies, and has been derived from the Bank´s consolidated financial statements prepared in accordance with IAS 34.

	1/01 to 3/31/2018		1/01 to 3/31/2017
Interest and similar income	17,041,038		19,123,901
Fee and commission income (net)	3,455,249		3,036,038
Impairment losses on financial assets (net)	(3,020,807)		(3,285,397)
Other income and expense	(1,318,004)		557,937
Interest expense and similar charges	(7,221,578)		(10,899,863)
Third-party input	(1,625,725)		(1,514,332)
Materials, energy and other	(125,767)		(124,259)
Third-party services	(1,231,682)		(1,190,003)
Impairment of assets	(62,200)		(42,057)
Other	(206,076)		(158,013)
Gross added value	7,310,173		7,018,284
Retention
Depreciation and amortization	(431,989)		(398,763)
Added value produced	6,878,184		6,619,521
Added value received from transfer
Investments in affiliates and subsidiaries	3,377		5,444
Added value to distribute	6,881,561		6,624,965
Added value distribution
Employee	2,027,479	29.5%	1,906,224	28.8%
Compensation	1,438,500		1,382,798
Benefits	407,750		353,759
Government severance indemnity funds for employees - FGTS	108,970		102,362
Other	72,259		67,305
Taxes	1,787,889	26.0%	2,510,605	37.9%
Federal	1,575,431		2,508,901
State	183		-
Municipal	212,275		1,704
Compensation of third-party capital - rental	194,517	2.8%	200,323	3.0%
Remuneration of interest on capital	2,871,676	41.7%	2,007,813	30.3%
Dividends and interest on capital	600,000		-
Profit Reinvestment	2,226,302		1,961,763
Profit (loss) attributable to non-controlling interests	45,374		46,050
Total	6,881,561	100.0%	6,624,965	100.0%

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A.
PERFORMANCE REVIEW

Dear Stockholders:

We present the Performance Review to the Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) for the three-month period ended March 31, 2018, prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and the interpretations issued by the IFRS Interpretations Committee (Current name of International Financial Reporting Interpretations Committee (IFRIC)).

1) Macroeconomic Environment

Banco Santander continues to see 2018 as the year of consolidation of the resumption of the Brazilian economy. Inflation continues to decline, interest rates have fallen, and good economic performance has spread to a growing number of productive sectors and regions.

The growth of 1% of the Brazilian GDP in 2017, although relatively modest, confirmed the end of the recession that began in mid-2014, one of the longest and deepest in recent history. In line with this growth scenario, there are also clear signs of recovery in the credit and labor markets, albeit at a moderate pace, in this first moment.

Inflation continues to decline despite stronger consumption expansion. The still very high levels of unemployment should avoid relevant inflationary pressures. In this sense, interest rates tend to remain low for an extended period.

Among the main factors of uncertainty are: 1) the international scenario, with the increase of protectionism and geopolitical tensions; and 2) political uncertainties and the lack of reforms in Brazil, mainly of social security that can increase market volatility and put pressure on the exchange rate. The low level of external indebtedness, high international reserves and good export performance indicate that Brazil is well positioned to cope with possible external turbulence.

2) Performance

2.1) Net Income

CONSOLIDATED INCOME STATEMENTS (R$ Millions)	3M18	3M17	annual changes %	4Q17	1Q18 vs. 4Q17 changes %
Interest Net Income (2)	9,819.5	8,224.0	19.4	9,091.8	8.0
Income from equity instruments	13.5	10.5	28.8	13.7	-1.3
Income from companies accounted for by the equity method	4.4	5.4	-19.8	18.0	-75.7
Fees and Comission (net)	3,455.2	3,036.0	13.8	3,432.4	0.7
Gains (losses) on financial assets and liabilities (net) + Exchange differences (net)	69.5	1,844.3	-96.2	(878.6)	-107.9
Other operating expense (net)	(171.9)	(102.4)	67.8	(280.4)	-38.7
Total Income	13,190.2	13,017.9	1.3	11,396.8	15.7
Administrative and personnel expenses	(4,064.9)	(3,852.7)	5.5	(4,425.2)	-8.1
Depreciation and amortization	(432.0)	(398.8)	8.3	(434.6)	-0.6
Provisions (net)	(740.8)	(975.2)	-24.0	(462.3)	60.3
Impairment losses on financial assets and other assets (net)	(3,083.0)	(3,327.5)	-7.3	(3,660.0)	-15.8
Gains (losses) on disposal of assets not classified as non-current assets held for sale	(6.6)	(2.1)	215.2	(65.5)	-89.9
Gains (losses) on non-current assets held for sale not classified as discontinued operations	3.7	(121.0)	-103.1	96.2	-96.1
Operating Profit Before Tax (1)	4,866.6	4,340.7	12.1	2,445.4	99.0
Income taxes	(1,993.9)	(2,332.9)	-14.5	38.4	-5,296.2
Consolidated Net Income	2,872.7	2,007.8	43.1	2,483.8	15.7

For a better understanding of the results in IFRS, below is the Operating Profit Before Tax and Income taxes, disregarding the hedge effect (according to item 1):

ADJUSTED OPERATING PROFIT BEFORE TAXES (R$ Millions)			3M18	3M17	annual changes %	4Q17	1Q18 vs. 4Q17 changes %
Operating Profit Before Tax			4,866.6	4,340.7	12.1	2,445.4	99.0
Income Tax and Social Contribution (hedge)			150.5	(872.3)	-117.3	1,326.5	-88.7
PIS/Cofins (hedge)			16.3	(94.5)	-117.3	144.8	-88.7
Adjusted Operating Profit Before Tax			5,033.4	3,373.9	49.2	3,916.7	28.5

INCOME TAXES (R$ Millions)			3M18	3M17	annual changes %	4Q17	1Q18 vs. 4Q17 changes %
Income taxes			(1,993.9)	(2,332.9)	-14.5	38.4	-5,296.2
Income Tax and Social Contribution (hedge)			(150.5)	872.3	-117.3	(1,326.5)	-88.7
PIS/Cofins (hedge)			(16.3)	94.5	-117.3	(144.8)	-88.7
Adjusted Income taxes			(2,160.7)	(1,366.1)	58.2	(1,432.9)	50.8

1) Foreign Exchange Hedge of the Grand Cayman Branch and the Subsidiary Santander Brasil EFC

Banco Santander operates a branch in the Cayman Islands and a subsidiary called Santander Brasil Establecimiento Financiero de Credito, EFC, or “Santander Brasil EFC” (subsidiary in Spain) which are used, mainly, to raise funds in the capital and financial foreign markets, providing credit lines that are extended to clients for trade-related financings and working capital. To protect the exposures to foreign exchange rate variations, the Bank uses derivatives. According to Brazilian tax rules, the gains or losses resulting from the impact of appreciation or depreciation of the local currency (Real) in foreign investments are nontaxable to PIS/Cofins/IR/CSLL, while gains or losses from derivatives used as hedges are taxable or deductible. The purpose of these derivatives are to protect the after-tax net income.

HEDGE OF THE FOREIGN INVESTIMENTS (R$ Million)			3M18	3M17	annual changes %	4Q17	1Q18 vs. 4Q17 changes %
Exchange Variation			183.9	(1,066.0)	-117.3	1,621.9	-88.7
Derivative Financial Instruments			(350.7)	2,032.9	-117.3	(3,092.6)	-88.7
Income Tax and Social Contribution			150.5	(872.3)	-117.3	1,326.5	-88.7
PIS/Cofins - Tax Expenses			16.3	(94.5)	-117.3	144.8	-88.7

2) Interest Net Income

In the first quarter of 2018, the increase compared to the same period of the previous year was mainly due to the increase in the average volume of the portfolio and the positive effect of the greater participation of retail in the results.

Analysis of Income by Segment

The Bank has two segments, commercial (except for the Corporate Banking business managed globally using the Global Relationship Model - Global Model of Relationship) and the Global Wholesale Banking segment includes the Investment Banking and markets operations, including departments cash and stock trades.

Below, the Bank presents table by segment:

OPERATING INCOME BEFORE TAXES BY SEGMENT (R$ Millions)	3M18	% in profit before tax	3M17	annual changes %	4Q17	% in profit before tax	1Q18 vs. 4Q17 changes %
Commercial Bank (1)	3,976.1	81.7	3,146.3	26.4	1,946.2	79.6	-104.3
Global Wholesale Banking	890.5	18.3	1,194.4	-25.4	499.3	20.4	-78.3
Operating Profit Before Tax	4,866.6	100.0	4,340.7	12.1	2,445.5	100.0	-99.0

(1) On March 31, 2018 and 2017, includes in the Commercial Bank, the foreign exchange hedge of investment in US Dollar, and excluding this effect, the Operating Income before taxation Adjusted for this segment was R$4,142.9 million and R$2,179.5 million, respectively.

General Expenses

The other administrative expenses totaled R$1,780.1 million and R$1,694.9 million in the period of 2018 and 2017, respectively. The personnel expenses totaled R$2,284.8 million and R$2,157.8 million in the period of 2018 and 2017, respectively. The other administrative expenses increased 5.0% and the personnel expenses increased 5.9% YoY.

The efficiency ratio, calculated by division of the administrative and personnel expenses, amounting R$4,064.9 million by total revenue in the amount to R$13,190.2 million, reached 30.8% (2017 - 29.6%).

2.2) Assets and Liabilities

BALANCE SHEET (R$ Millions)	Mar/18	Dec/17	changes in the period %	Mar/17	annual changes %
Cash and Balances with the Brazilian Central Bank	100,353.1	100,866.1	-0.5	102,777.6	-2.4
Financial Assets Held For Trading	-	52,439.6	-100.0	77,606.3	-100.0
Financial Assets Measured At Fair Value Through Profit Or Loss	66,946.4	-	100.0	-	100.0
Other Financial Assets at Fair Value in Results	1,661.6	1,692.1	-1.8	1,786.7	-7.0
Available-For-Sale Financial Assets	-	85,823.4	-100.0	63,627.3	-100.0
Financial Assets Measured At Fair Value Through Other Comprehensive Income	85,510.5	-	100.0	-	100.0
Held to maturity investments	-	10,214.5	-100.0	9,580.9	-100.0
Loans and Receivables	-	322,336.8	-100.0	297,757.8	-100.0
Financial Assets Measured At Amortized Cost	345,833.0	-	100.0	-	100.0
Hedging Derivatives	199.3	192.8	3.4	230.1	-13.4
Non-Current Assets Held For Sale	1,212.6	1,155.5	4.9	1,215.6	-0.2
Investments in Associates and Joint Ventures	864.0	866.6	-0.3	985.0	-12.3
Tax Assets	29,850.3	28,825.7	3.6	27,725.9	7.7
Other Assets	4,682.7	4,578.3	2.3	4,659.8	0.5
Tangible Asset	6,411.9	6,509.9	-1.5	6,518.1	-1.6
Intangible Asset	30,141.0	30,202.0	-0.2	30,286.1	-0.5
TOTAL ASSETS	673,666.3	645,703.0	4.3	624,757.3	7.8

Financial Liabilities Held For Trading	-	49,322.5	-100.0	49,542.0	-100.0
Financial Liabilities Measured At Fair Value Through Profit Or Loss	52,004.2	-	100.0	-	100.0
Financial Liabilities at Amortized Cost	502,721.7	478,880.7	5.0	459,830.8	9.3
Hedge Derivatives	227.2	163.3	39.1	315.4	-28.0
Provisions	14,852.0	13,986.9	6.2	12,506.7	18.8
Tax Liabilities	8,065.3	8,248.0	-2.2	7,584.5	6.3
Other Liabilities	7,463.6	8,013.9	-6.9	7,024.8	6.2
TOTAL LIABILITIES	585,334.0	558,615.4	4.8	536,804.2	9.0

Total Equity	88,332.3	87,087.6	1.4	87,953.1	0.4

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	673,666.3	645,703.0	4.3	624,757.3	7.8
Initial Adoption - IFRS 9

The quarterly statements, in accordance with IFRS, were prepared for the first time in accordance with the requirements of IFRS9, with prospective adoption as allowed by the referred rule. The statements include special information for the registration of the new standard, such as:

- revision of the main balance sheet and demonstration headline nomenclatures in 2010;

- Detail of the new practices adopted by the Bank;

- for the power of the provision of the date of the financial instruments;

The reconciliation of inputs and equity effects of January 1, 2018 (opening) after the acquisition of the new accounting standard, is shown in item 2.4 Shareholders' Equity.

Funding

Total funding (deposits of Brazil Central Bank and deposits of credit institutions, deposits from clients, marketable debt securities, subordinated liabilities and debt instruments eligible to compose capital) reached R$460,444.1 million on March 31, 2018 and R$434,620.0 on December 31, 2017, increasing 5.9% in the period.

2.3) Loan Portfolio

LOANS AND RECEIVABLES (R$ Million)	Mar/18	Dec/17	changes in the period %	Mar/17	annual changes %
Loans and amounts due from credit institutions, gross	30,545.2	32,369.1	-5.6	31,177.2	-2.0
Impairment losses	-	(69.0)	-100.0	(209.8)	-100.0
Loans and amounts due from credit institutions, net	30,545.2	32,300.1	-5.4	30,967.4	-1.4

Loans and advances to customers, gross	295,238.6	287,829.2	2.6	267,477.1	10.4
Impairment losses	(18,234.0)	(15,409.1)	18.3	(15,575.3)	17.1
Loans and advances to customers, net	277,004.6	272,420.1	1.7	251,901.8	10.0

Debt instruments	41,093.9	20,400.1	101.4	16,792.6	144.7
Impairment losses	(2,810.8)	(2,783.6)	1.0	(1,903.9)	47.6
Debt instruments, net	38,283.1	17,616.5	117.3	14,888.7	157.1

Total Loans and Receivables	345,832.9	322,336.7	7.3	297,757.9	16.1
Impairment losses on financial assets (net)

The expenses for impairment losses, reduced by loans previously charged off, totaled R$3,020.5 million and R$3,285.9 million in the period ended on March 31, 2018 and 2017, respectively, decreasing 8.1%.

2.4) Stockholders’ Equity

On March 31, 2018, Banco Santander consolidated stockholders’ equity presented an increase of 1.4%, compared to December, 2017.

The variance of stockholders’ equity is due, mainly, to the increase of other comprehensive income in the amount of R$502.6 million and which includes as the main event the changes in fair value of certain operations, the net income of the period in the amount of R$2,872.7 million and reduced by the effects of the first adoption of IFRS 9 in the amount of R$1,541.8 million and the highlight of Interest on Capital in the amount of R$600 million.

Initial Adoption - IFRS 9

Reconciliation of Shareholders' Equity R$ Million
Shareholders' equity before adjustments to IFRS 9 (12/31/2017)	87,088
Allowance for doubtful accounts	(2,149)
Provision for contingent commitments	(675)
Remesuration of assets arising from the new categories	(18)
Interest income	238
Deferred income tax	1,026
Shareholders' equity after adjustments to IFRS 9 (01/01/2018)	85,546

Treasury Shares

In the meeting held on November 1, 2017, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 3, 2017, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 38,717,204 Units, representing 38,717,204 common shares and 38,717,204 preferred shares, or the ADRs, which, on September 30, 2017, corresponded to approximately 1.03% of the Bank’s share capital. On September 30, 2017, the Bank held 373,269,828 common shares and 401,074,242 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to stockholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long Term Incentive Plans. The term of the Buyback Program is 365 days counted from November 6, 2017, and will expire on November 5, 2018.

				Mar/18	Dec/17
				Quantity	Quantity
				Units	Units
Treasury shares at beginning of the period				1,773	25,786
Cancellation (1)				-	(32,276)
Shares Acquisitions				5,088	12,768
Payment - Share-based compensation				(4,028)	(4,505)
Treasury shares at end of the period				2,833	1,773
Subtotal - Treasury Shares in thousands of reais				R$ 102,509	R$ 148,246
Emission Costs in thousands of Reais				R$ 206	R$ 194
Balance of Treasury Shares in thousands of reais				R$ 102,715	R$ 148,440
				-	0
Cost/market Value				Units	Units
Minimum cost				R$ 7.55	R$ 7.55
Weighted average cost				R$ 25.75	R$ 24.41
Maximum cost				R$ 36.98	R$ 32.29
Market value				R$ 27.64	R$ 27.64
					-

(1) At the Extraordinary General Meeting held on September 18, 2017, the cancellation of 64,551,366 treasury shares (equivalent to 32,276 hundred Units) , representing the totality of the treasury shares recorded in the book of registry of nominative shares on that date, with no capital reduction, and the consequent amendment of caput of article 5 of the Bylaws, in order to reflect the new amount of common and preferred shares, nominative and without par value representing the Banco Santander share capital.

In the first quarter of 2018, there were highlights of Interest on Capital, as below:

DIVIDENDS AND INTEREST ON CAPITAL (R$ Millions)			3M18	12M17	3M17
Interest on capital			600.0	3,800.0	0.0
Intercalary Dividends			0.0	2,500.0	0.0
Total			600.0	6,300.0	0.0

2.5) Basel Index

Financial institutions are required by Bacen to maintain Regulatory Capital (PR), Tier I and Principal Capital consistent with their risk activities, higher than the minimum requirement of the Regulatory Capital Requirement, represented by the sum of the partial credit risk, market risk and operational risk.

As required by Resolution CMN 4,193/2013, the requirement for Regulatory Capital in 2017 was 10.5%, composed by 9.25% of Minimum Regulatory Capital plus 1.25% of Additional Conservation Buffer. Considering this additional, the Tier I increased to 7.25% and the Minimum Main Capital to 5.75%.

For the base year 2018, the requirement for Regulatory Capital increased to 11.0%, including 8.625% of Minimum Regulatory Capital and a further 2.375% of Principal Capital Additional, being 1.875% of the additional conservation portion and 0.5% of the additional systemic portion. The Tier I reaches 8.375% and the Minimum Principal Capital 6.875%.

The Basel ratio is determined in accordance with the Financial Statements of the Prudential Conglomerate prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen, as shown bellow:

BASEL INDEX %			Mar/18	Dec/17	Mar/17
Basel Index - consolidated			15.27	15.83	15.76

2.6) Main Subsidiaries

The table below presents the balances of total assets, net assets, net income and credit operations for the period ended March 31, 2018 the principal subsidiaries of Banco Santander portfolio:

SUBSIDIARIES (R$ Million)	Total Assets	Stockholders' Equity	Net Income	Loan Portfolio (1)	Ownership/Interest (%)
Santander Leasing S.A. Arrendamento Mercantil	24,189.5	5,893.2	73.8	1,907.3	99.99%
Aymoré Crédito, Financiamento e Investimento S.A.	39,779.0	1,757.5	211.4	34,000.4	100.00%
Santander Brasil, Establecimiento Financiero de Crédito, S.A.	3,356.0	3,145.6	22.2	1,977.0	100.00%
Banco Olé Bonsucesso Consignado S.A. (Olé Consignado) (Current Corporate Name of Banco Bonsucesso Consignado S.A.)	11,930.0	970.0	75.6	11,664.3	60.00%
Getnet Adquirência e Serviços para Meios de Pagamento S.A.	21,450.1	1,896.9	104.7	0.0	88.50%
Banco PSA Finance Brasil S.A.	1,813.3	302.5	7.9	1,657.3	50.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	1,104.9	574.9	10.3	0.0	100.00%
(1) Includes Leasing portfolio and other loans.

Balances reported above are in accordance with accounting practices established by Brazilian Corporate Law and standards established by the CMN, the Bacen and document template provided in the Accounting National Financial System Institutions (Cosif) and the CVM, that does not conflict with the rules of Bacen.

3) Other Events

3.1) Market Maker Services

On September 28, 2017, the Bank announced the hiring of BTG Pactual Corretora de Títulos e Valores Mobiliários S.A. as the market maker services provider for the Stocks Deposits Certificates (Units) issuance by the Bank, under the code SANB11, traded by B3 – Brasil, Bolsa, Balcão S.A. (B3 S.A.) (current name of BM&Bovespa – Bolsa de Valores, Mercadorias e Futuros), which is replacing Brasil Plural Corretora de Câmbio, Títulos e Valores Mobiliários S.A.. The new market maker has began its activities on January 2, 2018.

3.2) Public offering of Qatar Holding LLC

On April 11, 2017, Banco Santander in Brasil informed its shareholders and the market in general, in furtherance of the material facts disclosed on March 28, 2017 and April 6, 2017, the settlement of the secondary public offering for the distribution of 80,000,000 units issued by Banco Santander in Brasil and held by Qatar Holding LLC (Selling Shareholder), including in the form of American Depositary Shares (ADSs), having been allocated 22,000,000 Units for the Brazilian offering and 58,000,000 ADSs for the international offering. The price per Unit was set at R$25.00, resulting on a total amount of R$2 billion. Additionally, the amount of Units of the international offering initially offered was increased by an additional batch of 12,000,000 Units, exclusively in the form of ADSs also held by the Selling Shareholder.

3.3) Non-Current Assets Held for Sale

On April 20, 2017, Banco Santander acquired from Grupo WTorre shares equivalent to 94.60% of the capital stock of Rojo Entretenimento SA (current corporate name of Real TJK Empreendimento Imobiliário SA), which is the owner company of the Santander Theatre, due to a debt restructuring.

The stake in such investment has temporary character and is registered as non-current assets held for sale.

3.4) Opening of the branch in Luxembourg

On June 9, 2017, Banco Santander obtained authorization from the Central Bank to set up an agency in Luxembourg with a capital of US$1 billion, with the objective of complementing the foreign trade strategy for corporate clients (large Brazilian companies and their operations abroad) and offer financial products and services through an offshore entity that is not established in a jurisdiction with favored taxation and that allows for the increase of funding capacity. The opening of the agency was authorized by the Luxembourg Finance Minister on March 5, 2018. On April 3, 2018, after the reduction of the capital of the Cayman agency in the equivalent amount, the value of US$1 billion was allocated to the capital stock of the Luxembourg branch.

3.5) Accession to the Program, according to MP 783/2017

In October 2017 the Bank also joined the Incentive Payment Programs and Installments issued by the cities Rio de Janeiro and São Paulo. Accessions to the programs include lawsuits and administrative proceedings related to ISS of the periods from 2005 to 2016, in the total amount of R$293 million. As a consequence were registered income of R$435 million. The result recorded a reversal of provisions, net of tax effects, in the amount of R$96 million.

In August 2017, Banco Santander adhered to the program for the payment of tax and social security debts (in accordance with MP 783/2017). Adherence to the program included administrative proceedings related to IRPJ, CSLL and Social Security Contributions referring to the base periods from 1999 to 2005, in the total of R$534 million, after the benefits of the installment program, of which R$192 million was paid in August 2017 and R$300 million in January 2018. With the conversion of the provisional measure into law, and its amendments, the amount became R$492 million.

3.6) Corporate Restructuring

Several social movements were implemented in order to reorganize the operations and activities of entities according to the business plan of the Banco Santander.

a) Acquisition of technology companies Isban Brasil S.A. and Produban Serviços de Informática S.A.

Banco Santander purchased, on February 19, 2018, the shares representing the totality of equity capital of Isban Brasil S.A., formerly held by Ingeniería de Software Bancário, S.L., for the amount of BRL 61.078. On February 28, 2018, Banco Santander acquired the shares corresponding to 100% equity stake of Produban Serviços de Informática S.A., through payment of BRL 43 million in benefit of Produban Servicios Informáticos Generales, S.L. The parties involved in the transaction have Banco Santander, S.A. (Santander Spain) as common indirect controller, being certain that such operations were accomplished under market conditions.

At the EGM held on February 19, 2018, was approved the capital increase of Isban Brasil in the amount of R$33 million, through the issuance of 11,783,900 new registered shares and without par value. The totality of Isban Brasil shares issued as a result of the capital increase was subscribed and paid in by the shareholder Banco Santander Brasil.

b) Partnership Formation with HDI Seguros S.A. for the Creation of the Totally Digital Cars Insurance Company

On December 20, 2017, Banco Santander signed binding documents with HDI Seguros SA (HDI Seguros), to form a partnership for the issuance, offering and sale of auto insurance, in a 100% digital way, through creation of a new insurance company - Santander Auto, to be held 50% by Sancap, a company controlled by Banco Santander, and 50% by HDI Seguros. The completion of the operation is subject to compliance with certain conditions, including obtaining the relevant regulatory authorizations. On March 2, 2018 the CADE approval has been granted.

c) Agreement for Indirect Purchase of Shares Capital of Ipanema Empreendimentos e Participações and Gestora de Investimentos Ipanema

On July 5, 2017, Atual Securitizadora, a wholly-owned subsidiary of Banco Santander, entered into a purchase and sale agreement to acquire a corporate interest equivalent to 70% of the quotas representing Ipanema Empreendimentos e Participações Ltda. Gestora de Investimentos Ipanema Ltda. and the Investment Fund Ipanema NPL V. On September 19, 2017, the Central Bank authorized the acquisition and, after fulfilling the other conditions precedent, the parties concluded the transaction on October 16, 2017.

d) Incorporation of the Gestora de Inteligência de Crédito S.A. – Partnership between Banco Santander and Others Banks of Brazilian Market

On April 14, 2017, the definitive documents necessary for the creation of a new credit bureau, Gestora de Inteligência de Crédito SA ("Company"), were signed by the stockholders, whose control will be shared among the shareholders who will hold 20% of the its share capital each. The Company will develop a database with the objective of aggregating, reconciling and processing registration and credit information of individuals and legal entities, in accordance with the applicable standards, providing a significant improvement in the processes of granting, pricing and directing credit lines. The Bank estimates that the Company will be fully operational in 2019.

e) Partnership with the Hyundai Group in Brazil

On April 28, 2016, the Aymoré CFI and Banco Santander entered into a transaction for the constitution of a partnership with Hyundai Capital Services, Inc. (Hyundai Capital) for the constitution of Banco Hyundai Capital Brasil S.A.  and an insurance brokerage company to provide, respectively, auto finance and insurance brokerage services and products to clients and Hyundai dealerships in Brazil. The implementation of the operation shall be subject to the applicable regulatory approvals. On September 19th, 2017, it was published in the Federal Official Gazette the Presidential Decree recognizing the Brazilian government’s interest in the foreign shareholding on a national financial entity to be incorporated jointly by Santander and Hyundai groups. Moreover, in September 27, 2017, the Central Bank of Brazil issued an official letter with its positive manifestation in favor of the project and authorized the setup of the organizational structure of Banco Hyundai Capital Brasil S.A. Pursuant to the new corporate structure established between the parties in March 2018, the shareholding composition of the partnership shall have an equity participation of 50% held by Aymoré CFI and 50% held Hyundai Capital. The completion of the operation is subject to compliance with certain conditions, including obtaining the relevant regulatory authorizations. On March 2, 2018, authorization was granted by CADE.

f) Other Corporate Events

• On February 28, 2018, the company Isban Brasil S.A. was merged in Produban Serviços de Informática S.A. (both entities controlled and with totality of their equity stake held by Banco Santander), being certain that Produban Serviços de Informática S.A. has succeeded the extinguished Isban Brasil S.A. in all of its rights and obligations. On the same date, Produban Serviços de Informtática had its corporate name changed to Santander Brasil Tecnologia S.A., a company controlled and with equity fully held by Banco Santander.

• On December 22, 2017, Santander Corretora de Seguros (current corporate name of Santander Participações SA), Cia de Ferro Ligas da Bahia - Ferbasa SA (Ferbasa) and Brazil Wind SA entered into an agreement for the sale of 100% percent) of the shares issued by BW Guirapá I SA (respectively the Contract and BW Guirapá I SA) held by Santander Corretora de Seguros and Brazil Wind SA to Ferbasa (Operation). The basic price of the total sale of this operation is R$414 million, and an additional amount of up to R$35 million may be paid if future targets stipulated in the Contract are met. On April 2, 2018, the closing of the transaction was implemented. This investment was written off, as a result the assets and liabilities of BW Guirapa and its subsidiaries are no longer consolidated in the Conglomerate Balance Sheet, and the result is recorded in the income statement until the base date of November 30, 2017.

• On November 30, 2017, the merger and the Private Instrument of Protocol and Justification of the Merger Santander Serviços by Santander Corretora de Seguros (current corporate name of Santander Participações S.A.). With the extinction of Santander Serviços , Santander Corretora de Seguros became its successor in all its rights and obligations.

• On November 17, 2017, was formalized the acquisition by Banco Santander of the participation by Santusa Holding, S.L. (equivalent to 39.35%) in the share capital of Santander Serviços. Thus, Banco Santander becomes the holder of 99.99% of the shares of Santander Serviços.

• On October 26, 2017, after the Central Bank of Brazil issued an official letter with its positive manifestation in favor of the transaction, was formalized the acquisition by Banco Santander from all of the shares of Webcasas S.A. held by Santander Serviços. On November 1st, 2017, Webcasas S.A. was renamed to Santander Holding Imobiliária S.A. and had its corporate purpose altered to include activities related to real estate business.

• On September 29, 2017, the merger and the Private Instrument of Protocol and Justification of Santander Brasil Advisory by Santander Corretora de Seguros (current corporate name of Santander Participações S.A.) were approved, so that Santander Corretora de Seguros received through their book value, based on the balance sheet drawn up on August 31, 2017, all of the assets, rights and obligations of Santander Brasil Advisory. With the extinction of Santander Brasil Advisory the Santander Corretora de Seguros became its successor in all its rights and obligations.

• On August 31, 2017, the merger and the Private Instrument of Protocol and Justification of Santander Microcrédito by Santander Corretora de Seguros (current corporate name of Santander Participações S.A.) were approved, so that Santander Corretora de Seguros received through their book value, based on the balance sheet drawn up on June 30, 2017, all of the assets, rights and obligations of Santander Microcrédito. With the extinction of Santander Microcrédito the Santander Corretora de Seguros became its successor in all its rights and obligations.

• On March 10, 2017, was approved at the EGM of Santander Brasil Advisory, in order to simplify the operational procedures of the company, the group of shares representing its capital stock at the ratio of 100,000 common shares to one common share. As a result of the reverse split, the number of shares representing the Santander Brasil Advisory capital stock was changed from 1,370,914 to 13 common shares, all nominative and without par value, and any fractional shares were canceled. Shareholders who individually held less shares than the one adopted as a reason for the reverse split will receive for their shares the book value to them before the reverse split, calculated based on the shareholders' equity reflected in the Santander Brasil Advisory balance sheet drawn up in February 2017, which is, R$11.22 per common share.

4) Strategy

Banco Santander is the only international bank with a scale in the country. The Bank is sure that the way to grow in a profitable, recurring and sustainable way is to provide excellent services to increase the level of satisfaction and obtain more clients, more linked. The Bank's operations are based on a close and lasting relationship with customers, suppliers and shareholders. To achieve it, the purpose is to contribute to people and businesses to prosper, being a Simple, Personal and Fair Bank, with the following strategic priorities:

• Increase customer preference and engagement with segmented, simple, digital and innovative products and services through a multi-channel platform;

• Improve the profitability, recurrence and sustainability of our results by growing in businesses with greater revenue diversification, aiming to strike a balance between loan, funding and services, while maintaining a preemptive risk management approach and rigorous cost control.

• Have capital and liquidity discipline to maintain soundness, address regulatory change, and seize growth opportunities; and

• Boost productivity through an intense agenda of commercial improvements that enable us to offer a complete portfolio of services.

Increased profitability, supported by a solid and sustainable business model, coupled with improved customer experience and satisfaction, remain our strategic focus. This quarter, we made progress in strengthening our internal culture, continued to deliver consistent improvements in customer experience through novel solutions and quality service, besides expanding our market share in a profitable manner. Among the initiatives in the period, the Bank highlight:

People

The Bank believes that employee engagement and commitment provide greater sustainability for our business. Hence, The Bank highlight the actions on the following key fronts:

• Communication: Top leadership closer to employees, providing opportunities for monthly dialogues.

• Meritocracy:The Bank believes results speak louder and, for this reason, last year the Banco paid a record amount in variable compensation to employees, which was aligned with the performance of results.

• Culture and leadership: The Bank supports the development, intrapreneurship and protagonism of the employees.

Santander Academy: With the goal of disseminating knowledge through courses and development tools, the Academy encourages individual protagonism in the technical training of the employees. Since its launch, just over a year ago, it has already achieved prominent indicators: (i) 73% of trainings were performed by internal multipliers; (ii) 95% of employees participated in trainings, with more than 220 thousand mobile accesses and over 1.3 million computer accesses.

As a result of all the Bank's actions, reached 88% engagement in 2017 and, for the second consecutive year, we ranked among the best companies to work for.

Customer loyalty

Growing the Bank's customer base and transactionality continue to be the main drivers of the results. Thus, one year ago the Bank implemented the Net Promoter Score (NPS), a methodology that measures customer satisfaction, which reached 49 this quarter, improving by 500 bps. in twelve months, a reflection of the commercial actions. This indicator is applied to key products in the service channels and branches, and it has also become one of the remuneration metrics. As a result of the Bank's actions, the base of active current account holders has been growing for 33 consecutive months.

Retail

This quarter, the Bank continued to make strides in strategic actions, as illustrated by the following achievements:

• Cards: credit card turnover continues to enjoy double-digit growth, reaching 24.7% this quarter compared to the same period last year. The Bank have completed one year of offering AAdvantage® cards, maintaining a high average activation rate. Santander Way still holds high ratings in app stores (4.8 stars on Apple and 4.5 on Google Play), and this quarter it unveiled a new feature called "Supercrédito", which allows both account and non-account holders to apply for personal loans directly from the app. This quarter, the Bank intensified media campaigns to promote Santander Pass (NFC technology bracelet and sticker for contactless payments), making available the possibility to request the card and Santander Pass simultaneously through the Bank's institutional portal.

• Payroll Loans: it maintained strong growth in origination (+53.1% in twelve months), which enabled the Bank to expand the market share by 120bps, to 12.0% (Source: Bacen, as of February 2018). Moreover, the Bank increased the number of contracts from digital payroll loans by 3.6 times compared to the previous quarter.

• Real Estate: the Bank remained focused on commercial actions for our customers, aimed at advancing the product, as well as on the offer of Mortgage Loans at single-digit rates, which allowed the Bank to increase the market share in origination by 874bps in twelve months, reaching 12.1% (Source: Bacen, as of February 2018).

• Investments: the Bank continued to improve customer service and reinforce the concept of financial advisory. In the quarter, Santander One recorded more than 10.7 million views.

Santander Corretora ranked 1st in stock picking in 2018 by Brazilian newspaper Valor Econômico.

Santander One Pay FX

In line with the Bank's strategy of improving customer experience, was launched Santander One Pay FX, a disruptive service platform that allows international transfers to individual clients based on blockchain technology. With this innovation, the customers will be able to make these transactions in a more agile, simple and safe way.

Agro

The Bank remained focused on offering a specialized service and products that fit the customer's profile. Aligned to our strategy, in the first quarter of 2018 we inaugurated two more segment-targeted branches (Agro Specialty Stores), adding up to a total of sixteen.

Getnet

• The Bank's strategy in the segment, centered on providing groundbreaking solutions and integrating the acquiring offer, enabled the Bank to keep posting strong turnover growth (+30% in twelve months), totaling R$ 40.9 billion. This increase is explained by credit (+22.3% in twelve months) and debt (+44.0% in twelve months). The Bank also kept gaining market share (+ 180bps in twelve months), reaching 12.3% (Source: ABECS, as of December 2017). During this period, the Bank carried out commercial actions with special conditions for the customers. The initiative reinforces the focus on increasing loyalty and expanding the customer base.

Small and Medium Enterprises (SMEs)

The Bank increased market share and reached 10.3% (Source: Bacen, as of December 2017) (+ 170bps YoY). In 2018, the Bank will remain focused on intensifying the efforts in this segment with differentiated, sector-oriented and specialized services to enhance customer experience, thereby growing the portfolio and achieving greater loyalty.

Strengthening leading businesses

Webmotors: Brazil's largest portal in the automotive segment, with approximately 10 million unique visits per month, launched Cockpit, a disruptive platform for car dealers, which brings together solutions for the entire car buying and selling journey. Among the main functionalities are business management/performance/buyer profile (CRM), data intelligence, predictive models and pricing (Autoguru) and market data. The Bank will integrate this new platform with Santander Financeira. With that, the Bank remain concentrated on offering a simpler and more agile service, with digital solutions and a better experience for the customers.

Santander Financiamentos: the Bank held on to the lead in vehicle financing, with a market share of 23.6% (Source: Bacen, as of February 2018) (+ 281bps in twelve months). The +Negócios platform continues to support the expansion of the segment, recording a 12-month increase of 33.0% in unique car loan simulations. The +Vezes platform is still keeping the Bank in a good position to capture business opportunities.
This quarter the Bank entered into a partnership with Kia Motors do Brasil, which allows the Bank to use the experience and innovation capacity to develop solutions for the brand's consumers. This association gives the even more strength to consolidate the leadership in the market.

Global Corporate Banking (GCB): The Bank continues to be recognized as leaders in the following areas:

• In the foreign exchange market according to the Bacen (Source: Bacen, as of March 2017).

• In financial advisory for project financing in Brazil, according to Dealogic and Anbima (Financial Advisory in the Americas. Dealogic. 2017 and Financial Advisory – leadership since 2008, ANBIMA 2016).

Sustainability

On the sustainability front, Santander continues to hold a prominent spot in the Santander Prospera Microcredit Program, which totaled R$ 448 million in the loan portfolio at the end of March 2018. In the higher education segment, we have awarded around 9.7 thousand scholarships since 2015, actively contributing to the advancement of education in the country. The social and environmental loan portfolio came to R$2.1 billion at the end of March 2018.

5) Rating Agencies

Banco Santander is rated by international ratings agencies and the ratings assigned reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Bank is inserted, having the long-term foreign currency rating limited to the sovereign rating. The table below presents the ratings assigned by the rating agencies Standard & Poor's and Moody's:

(1) Latest Credit Analysis report issued on: January 12, 2018.
(2) Latest Credit Analysis report issued on: April 10, 2018.

6) Corporate Governance

The Board of Directors approved, in a meeting held on April 24, 2017, the Banco Santander's Consolidated Financial Statements, prepared in accordance with the Brazilian accounting practices, applicable to financial institutions authorized to operate by Bacen and the Banco Santander's Interim Consolidated Financial Statements, prepared in accordance with the International Financial Reporting Standards (IFRS), for period ended March 31, 2018.

The Board of Directors approved, in a meeting held on March 27, 2018, the Declaration and payment of Interest on Equity, in the gross amount of R$600 million, for payment from April 26, 2018, with no compensation of monetary restatement.

The Board of Directors was aware, in a meeting held on March 16, 2018, the resignation of presented by the Officer without specific designation of the Company Mr. Felipe Pires Guerra de Carvalho.

The Board of Directors was aware, in a meeting held on March 5, 2018, the resignation of presented by the Officer without specific designation of the Company Mr. Marcelo Zerbinatti.

The Board of Directors ratified, in a meeting held on February 26, 2018, the exoneration, on February 9, 2018, of Mrs. Maria Eugênia Andrade Lopez Santos, Executive Director of the Company.

The Board of Directors, in a meeting held on February 26, 2018: (i) was aware the resignation of presented by the Company´s Vice-President Executive Officer, Mr. Alexandre Silva D´Ambrosio; and (ii) approved the election of Mr. Alessandro Tomao as Vice-President Executive Officer.

The Board of Directors approved, in a meeting held on February 01, 2018: (i) the election of Mr. Carlos Aguiar Neto, Mrs. Claudenice Lopes Duarte, Mrs. Germanuela de Almeida de Abreu, Mr. Gustavo Alejo Viviani, Mr. José Teixeira de Vasconcelos Neto and Mr. Rodrigo Cury as Officers without specific designation, for a complementary term of office entering in force until the investiture of the elected persons at the first Meeting of the Board of Directors being held after the 2019 Ordinary Shareholders Meeting; and (ii) the election of Mr. René Luiz Grande as member of the Risk and Compliance Committee of the Company, for a term of office entering in force until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2019 Ordinary Shareholders Meeting.

The Board of Directors approved, in a meeting held on January 29, 2018, the Banco Santander's Consolidated Financial Statements, prepared in accordance with the Brazilian accounting practices, applicable to financial institutions authorized to operate by Bacen, for period ended December 31, 2017.

The Board of Directors approved, in a meeting held on January 03, 2018, the exoneration of Mr. Conrado Engel, Senior Vice-President Executive Officer.

7) Risk Management

On February 23, 2017, Bacen published CMN Resolution 4,557, which provides for the risk and capital management structure (GIRC) and entered into force 180 days from the date of its publication. The resolution highlights the need to implement an integrated risk and capital management framework, definition of integrated stress testing program and Risk Appetite Statement (RAS), constitution of Risk Committee and appointment of director for management and director of capital. Banco Santander is continuously and progressively developing necessary actions aiming at adherence to the new resolution. We haven´t identified relevant impacts resulting from this standard up to the date of publication of this note.

7.1) Corporate Governance of the Risk Function

The governance model is structured in a vision of decision, focusing on examination and approval of proposals and credit limits, and in a vision of control, with a focus on full control of risks.

The fundamental principles that rule the risk governance model are:

• Independence of the risks in relation to business area;

• Involvement of the management in decision making; and

• Collegial Decisions and consensus on credit operations.

The CER-Executive Committee of Risks is the local decision-making forum with representatives of the Bank's management, including the President, Vice President and the other members of the Executive Board. The main tasks of this Committee are:

• Monitor the development of credit and market portfolios;

• Decide on credit proposals;

• Define and monitor the risk appetite fulfillment;

• Define the actions with regard to the recommendations made by the local regulator and by Internal Audit;

• Approve and authorize the management tools, improvement initiatives, the follow-up of projects and any other relevant activities related to the management of risks; and

• Approve risk policies as well as changes in risk policies with impact on revenue, margin or costs of provision.

The CCR-Risk Control Committee is the control and monitoring local forum with representatives of the Bank's management, including the VPE of Risks and the Vice President of Finance. The main tasks of this Committee are:

• Conduct a comprehensive and periodic follow-up of all risk, if its profile is within the established in the risk appetite, Business Strategic Planning and in the budget approved by the Board of Directors;

• Conduct a periodic and independent control of risk management activities;

• Supervise the measures adopted with regard to risks, to comply with the recommendations and directions made by the local regulator and internal audit; and

• Provide to the Board of Directors and the Executive Commission with the information and assistance they need in terms of risks.

The relevant topics of risk management or those that exceed the jurisdiction of these committees will be forwarded and decided by the Board of Directors.

7.2) Structure of Capital Management

Banco Santander has a capital management structure wich has robust governance framework, which enables to define, in an efficient way, the functions of each area. Furthermore, there is a clear definition about which processes and activities should be developed to ensure an effective capital management, under both normal and stressed conditions. In this way, the institution aims to maintain a solid capital structure, in compliance with regulatory requirements and generating profits for its shareholders.

7.3) Credit Risk

Credit risk is the exposure to loss in the case of total or partial default of the clients or counterparties in the fulfillment of their financial obligations to the Banco Santander. Credit risk management seeks to establish strategies, besides setting limits, including the  analysis of exposure and trends, and the effectiveness of credit policies. The goal is to maintain a risk profile and adequate minimum profitability which compensates the estimated default risk of the client and portfolios, as established by the Executive Committee.

7.4) Market Risk

Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

To work on the market risk, the Bank has developed its own Risk Management model, with the following principles:

• Functional independence;

• Executive capacity sustained by knowledge and clients proximity;

• Global scope reach (different types of risk);

• Collegial Decisions that evaluate all possible scenarios and do not compromise the results of individual Decisions, including Executive Risk Committee (ERC), which sets limits and approves the transactions and the Executive Committee of Assets and Liabilities, which is responsible for the management of capital and structural risks, which includes country risk, liquidity and interest rates;

• Management and optimization of the risk/return; and

• Advanced methodologies for risk management, such as Value at Risk (VaR) (historical simulation of 520 days, with a confidence level of 99% and a time horizon of one day), scenarios, sensitivity of net interest income, asset value and sensitivity contingency plan.

The structure of market Risk is part of the Vice President of Risks, which implements the policies of risk.

7.5) Environmental and Social Risk

Santander’s social and environmental risk management is carried out through the analysis of the socio-environmental practices of clients that have limits or credit risk greater than BRL5 million and are included in one of the 14 sectors of social and environmental attention. Until 2017, social and environmental analysis was applied to the wholesale segment and since January 1st, 2018 it is also conducted to the retail segment Empresas 3. This analysis considers items such as contaminated land, deforestation, working conditions and other possible socio-environmental attention points in which there is a possibility of penalties and losses. A specialized team, with a background in Biology, Health and Safety Engineering, Geology and Chemical Engineering, perform this procedure. The financial analysis team considers the potential for damages and impacts that unfavorable socio-environmental situations can cause to the financial condition and the guarantees of the clients. The analysis focuses on preserving capital and reputation in the market and the dissemination of the practice is obtained through constant training of the commercial and credit areas about the application of socio-environmental risk standards in the credit approval process for legal entity in the Wholesale Bank.

The Bank's Social and Environmental Risk Policy is included under the Social and Environmental Responsibility Policy of the Bank, in accordance with Resolution 4,327 of CMN.

7.6) Operational Risk Management, Internal Controls, Sarbanes-Oxley Act and Internal Audit

Operational risk losses can occur due in inadequacy or failures with process, systems, human failures and/or from exposure to external events. This definition includes the legal risk associated with the inadequacy or deficiency in contracts signed by the Banc, as well as penalties for non-compliance with legal provisions and damages for third parties arising from the activities developed by the Bank, but excludes those that occurr as a consequence of strategic risk. Operational risk losses may result in financial losses, adversely affect the continuity of the business and also negatively affect Bank's image.

To accomplish the operational risk objectives, was established an operational risk model based on three lines of defense, with the objective of continuously improving and developing the management and control of operational risks.

• First line of defense: all business and support areas within Banco Santander are responsible for identifying, managing, mitigating and reporting operational risk;

• Second line of defense: the Operational Risk Control and Technological and Cyber Risk Control units monitoring and ensuring sound operational and technological risk management practices throughout the organization having as premise to implement disseminate our operational risk culture, defining methodologies, policies, tools, training and applicable procedures and requirements for the effective management of operational risk and of ensuring there is adequate business contingency planning in place throughout the Bank; and

• Third line of defense: the internal audit department is responsible for undertaking independent reviews of the risk management undertaken by the first and second lines of defense and for promoting continuous model improvements.

The objectives of the Operational Risk management model are:

• to disseminate a culture of operational risk management and control, to foster the prevention of risk events and operational risks losses and to mitigate their financial, legal and reputational impacts;

• to provide support to decision-makers within Banco Santander;

• to ensure the business continuity in a sustainable manner and to improve internal controls; and

• to maintain control of the operational risk in a manner which is consistent with our business strategy.

The following bodies are involved in the implementation of the risk management model:

• CCR: A committee which aims to perform a holistic and periodic monitoring of the risks to which the Bank is exposed and to exercise independent control on the risk management activities;

• Operational Risk Operational Committee: A committee which aims to ensure and to foster the adequate monitoring, control and mitigation of operational risks; and

• Operational Risk Forum: An independent forum, responsible for implementing and disseminating cultural norms, methodologies, standards, policies, tools, training and procedures applicable and required for the effective and efficient management and control of operational risk.

The risk management model assists managers in achieving their strategic objectives by contributing to the decision-making process and by reducing operational risk losses. It is based on best market practice in the identification, assessment, monitoring, management and control of operational risks. It is compliant with the applicable regulatory requirements and seeks to ensure the sustained improvement of the internal controls environment.

Reputational Risk

Reputational risk is defined as the risk of a current or potential negative economic impact generated by an unfavorable perception of the Bank by employees, customers, shareholders/investors and society in general.

Reputational risk management is the responsibility of the Compliance area, which maintains an overview of both stakeholder perceptions and possible risk events derived from the first lines of defense that are controlled and reported by the second line. This global interaction model seeks to ensure consolidated oversight of reputational risk while at the same time relies on current functions efficiently.

Unit for the Prevention of Money Laundering and Financing of Terrorism

Area responsible for promoting the development of the prevention of money laundering and combating the financing of terrorism in the different business units, as well as responsible for the guidelines of the Bank's customer acceptance policy, establishes regulations, procedures and acculturation related to the subject. monitors the risks inherent in the products and transactions carried out.

Cybersecurity Risk

Comprehensive measures have been implemented to reduce the risk of cybersecurity threats affecting technology platforms and business. Banco Santander considered the best practices established in the ISO-27002 standard as the basis for the model. These measures include, but are not limited to, access and privilege management, separation of test and production environments, network security analysis, incident management, basic hardware and software configuration, activity log correlation, prevention and remediation of malware and security analysis of third-party operations. Several processes have been implemented, including regular compliance checks and continuous monitoring of network activities by the Security Operations Center. Periodic reviews of threats and controls related to cyber security are also performed, including periodic testing by third parties. There are constant investments in technology and security solutions, as well as user training and awareness-raising efforts. In addition, there are exchanges of information and experiences on cyber security with local and international security communities, such as telecommunications companies and other financial institutions, serving as a member of the Financial Services Information Sharing and Analysis Center.

In 2017, the Department of Cyber Security was established, which is responsible for matters related to cybersecurity at Banco Santander. This new structure aims to segregate the functions of the information security team and cyber security, allowing each to focus on specific and strategic activities.

Internal Audit

Internal Audit reports directly to the Board of Directors, whose activities are supervised by the Audit Committee.

Internal Audit’s objective is to supervise the compliance, efficiency and effectiveness of internal control systems, as well as the reliability and quality of accounting information. Thus, all Banco Santander’s companies, business units, departments and core services are under its scope of application. The Internal Audit has quality certificate issued by the Institute of Internal Auditors (IIA).

The Audit Committee and the Board of Directors were informed on Internal Audit’s works done during the first quarter of 2018, according to its annual plan.

The Audit Committee favorably reviewed the annual work plan of the Internal Audit and approved of the activity report for the year 2018.

In order to perform its duties and reduce coverage risks inherent to Banco Santander's activities, the Internal Audit area has internally-developed tools updated whenever necessary.

Among these tools, it is worth mentioning the risk matrix, for it is used as a planning tool, prioritizing each unit’s risk level, based on, among others,  its inherent risks, audit’s last rating, level of compliance with recommendations and size.
In addition, at least annually, the work programs are reviewed. These documents describe the audit tests to be performed, so that the requirements are enforced.

Throughout the first quarter of 2018, internal control procedures and controls on information systems pertaining to units under analysis were assessed according to the work plan for 2017, taking into account their design and operating effectiveness.

8) People

When the discussion is about the growth and development of Banco Santander, a force stands out: the People. Having a motivated and dedicated employees is a decisive factor in making the Bank in the best bank for clients and the best company for employees.

Employees are the strongest link between the Bank and clients and so, day after day, Banco Santander enhances their management practices because it knows that only with dedicated employees, well trained and with full professional development, the Bank will manage to get more and better clients, satisfied, proud to do business with Banco Santander and the Santander brand.

The daily performance of Banco Santander with clients, employees, shareholders and society is guided by the purpose of the Bank to contribute to people and businesses to prosper and their way of act.

The Bank has a talented team of 48,855 employees only in Brazil. The Bank seeks professionals who identified with the Corporate Culture, to be a Simple Bank (with uncomplicated and easy services to operate), Personal (with solutions and channels that meet clients needs and preferences) and Fair (promoting business and relationships that are good for clients, shareholders and employees). In addition to identifying with the culture, the Banco Santander's employees act in their day to day aligned to it.

9) Sustainable Development

Santander’s Sustainability Strategy is based on three pillars which are aligned with business and Brazil’s development priorities: (i) social and financial inclusion, (ii) education and (iii) social and environmental businesses and management. From a consistent risk culture, responsible management of activities and improvement of consumer experience, the Bank acts as a transformational agent, contributing to the prosperity of business, customers and society.

Among the highlights of the first quarter of 2018 in relation to Social and Financial Inclusion are Prospera Santander Microcrédito, wich is the largest productive and oriented microcredit operation among privately owned banks in Brazil based on market share and portfolio value, with a disbursement of R$ 448 million (42% above 2017), more than 214,000 actives operations and 95% of compliance rate. In the scope of Private Social Investment, Parceiros em Ação program, that supports the development of microenterprises in low-income regions where Prospera Santander Microcrédito is present, trained more than 150 entrepreneurs in two Brazilian cities.

The Amigo de Valor program, which directs employees, clients and the own Bank resources to the Funds for the Rights of Children and Adolescents, has as one of its commitments for 2018, accompany the development of initiatives (still under definition) to attend children and adolescents in situation of social risks and in addition mobilizing resources to invest in these projects for the new cycle of the program. In relation to Education pillar, with partnerships with 315 higher education institutions, Santander Universidades Brazil program has granted, in the first quarter of 2018, 204 scholarships, of these 15 are international, 147 are national and 42 are job vacancy.

In Social and Environmental Business and Management pillar, Santander financed 699 photovoltaic systems, with a commitment for 2018 to finance a total of 2,000 systems, through new partnerships, disclosures and offers by Santander Financiamentos. In addition, the Bank obtained the ISO 14001 certification of the Environmental Management System of the Data Center of Campinas, becoming the first data processing center to receive this certification in Brazil. Two other administrative buildings of the Bank that were already certified are Sede Santander and CASA 1.

Within the scope of climate change, Santander will participate for the second consecutive year of the CDP Supply Chain program with the objective of engaging approximately 250 suppliers to your business to become more efficient and prepared for the low-carbon economy.

10) Independent Audit

Banco Santander's policy of including its subsidiaries in contracting services not related to the external audit of its independent auditors is based on Brazilian and international auditing standards that preserve the auditor's independence. This reasoning provides as follows: (i) the auditor should not audit his own work, (ii) the auditor should not perform managerial duties on his client, (iii) the auditor should not promote the interests of his client, and (iv) need for approval of any services by the Bank's Audit Committee.

In compliance with the Instruction of the Securities Commission 381/2003, Banco Santander informs that in the period ended March 31, 2018, PricewaterhouseCoopers did not provide services not related to the independent audit of the Financial Statements of Banco Santander and subsidiaries above 5% of total fees related to independent auditing services, as follows:

Hiring date	Description of services
09/21/2017	Identification of the inventory of fiscal and regulatory obligations for the Luxembourg agency.

In addition, the Bank confirms that PricewaterhouseCoopers has procedures, policies and controls to ensure its independence, which include an evaluation of the work performed, covering any service that is not independent of the Financial Statements of Banco Santander and its subsidiaries. This evaluation is based on the applicable regulations and accepted principles that preserve the independence of the auditor. The acceptance and provision of professional services not related to the external audit during the period ended March 31, 2018 did not affect the independence and objectivity in conducting the external audits carried out in Banco Santander and other entities of the Group, since the above principles were observed.

The Board of Directors The Executive

(Authorized at the Meeting of the Board of April 24, 2018).
***

BANCO SANTANDER (BRASIL) S.A.

Executive’s Report of Financial Statements

For purposes of compliance with Article 25, § 1, VI, CVM Instruction 480, of December 7, 2009, the Executives' of Banco Santander (Brasil) S.A. (Banco Santander) (Company) state that they have discussed, reviewed and agreed with the Banco Santander's Financial Statements for the period ended March 31, 2018, the Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) and the documents that comprise it, being: Management Reports, consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, consolidated statements of changes in equity and notes to the consolidated financial statements, prepared according IFRS issued by the International Accounting Standards Board (IASB). These financial statements and the documents that comprise it, have been the object of an unqualified review report of the Independent Auditors and the recommendation for approval issued by the Audit Committee of the Company.

Banco Santander Executives on March 31, 2018:

CEO
Sergio Agapito Lires Rial

Vice-President Senior Executive Officer
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations
Angel Santodomingo Martell

Vice-President Executive Officer
Alessandro Tomao
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente
Jean Pierre Dupui
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Mario Roberto Opice Leão
Vanessa de Souza Lobato Barbosa

Executive Officer
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho

Officer Without Designation
Alexandre Grossmann Zancani
Amancio Acúrcio Gouveia
André de Carvalho Novaes
Cassio Schmitt
Carlos Aguiar Neto
Cassius Schymura
Claudenice Lopes Duarte
Ede Ilson Viani
Germanuela de Almeida de Abreu
Gilberto Duarte de Abreu Filho
Gustavo Alejo Viviani
Igor Mario Puga
José Teixeira de Vasconcelos Neto
Leopoldo Martinez Cruz
Luis Guilherme Mattos de Oliem Bittencourt
Luiz Masagão Ribeiro Filho
Marcelo Malanga
Marino Alexandre Calheiros Aguiar
Nilton Sergio Silveira Carvalho
Rafael Bello Noya
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Robson de Souza Rezende
Rodrigo Cury
Ronaldo Wagner Rondinelli
Sérgio Gonçalves
Thomas Gregor Ilg
Ulisses Gomes Guimarães

BANCO SANTANDER (BRASIL) S.A.

Executive’s Report of Independent Auditors' Report

For purposes of compliance with Article 25, § 1, V, CVM Instruction 480, of December 7, 2009, the Executives of Banco Santander (Brasil) S.A. (Banco Santander) (Company) state that they have discussed, reviewed and agreed with Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) of Banco Santander which includes the Independent Auditors' Report for the period ended March 31, 2018, the Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) and the documents that comprise it, being: Management Reports, consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, consolidated statements of changes in equity and notes to the consolidated financial statements, prepared according IFRS issued by the International Accounting Standards Board (IASB). These financial statements and the documents that comprise it, have been the object of an unqualified review report  of the Independent Auditors and the recommendation for approval issued by Audit Committee of the Company.

Banco Santander Executives on March 31, 2018:

CEO
Sergio Agapito Lires Rial

Vice-President Senior Executive Officer
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations
Angel Santodomingo Martell

Vice-President Executive Officer
Alessandro Tomao
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente
Jean Pierre Dupui
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Mario Roberto Opice Leão
Vanessa de Souza Lobato Barbosa

Executive Officer
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho

Officer Without Designation
Alexandre Grossmann Zancani
Amancio Acúrcio Gouveia
André de Carvalho Novaes
Cassio Schmitt
Carlos Aguiar Neto
Cassius Schymura
Claudenice Lopes Duarte
Ede Ilson Viani
Germanuela de Almeida de Abreu
Gilberto Duarte de Abreu Filho
Gustavo Alejo Viviani
Igor Mario Puga
José Teixeira de Vasconcelos Neto
Leopoldo Martinez Cruz
Luis Guilherme Mattos de Oliem Bittencourt
Luiz Masagão Ribeiro Filho
Marcelo Malanga
Marino Alexandre Calheiros Aguiar
Nilton Sergio Silveira Carvalho
Rafael Bello Noya
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Robson de Souza Rezende
Rodrigo Cury
Ronaldo Wagner Rondinelli
Sérgio Gonçalves
Thomas Gregor Ilg
Ulisses Gomes Guimarães

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 24, 2018

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Rey de Vicente
Carlos Rey de Vicente Vice - President Executive Officer